Form 20-F
period 2002-12-31
BERKLEY RESOURCES INC
filed 2003-07-14
CIK 870589

U. S. SECURITIES AND
                               EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 20-F

                            -------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO
       ___________________

                         Commission File Number 0-18939

                             BERKLEY RESOURCES INC.
               (Exact name of Company as specified in its charter)

         A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
                 (Jurisdiction of Incorporation or Organization)

                         455 Granville Street, Suite 400
                       Vancouver, British Columbia V6C 1T1
                                     Canada
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2002 was 6,795,934.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

Indicate by check mark which financial statement item the Company has elected to follow.
         Item 17  [X]               Item 18  [   ]

(Applicable only to issuers involved in bankruptcy proceedings during the past five years)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

                           Forward-Looking Statements

     The following discussion contains forward-looking statements regarding events and financial trends, which may affect Berkley Resources Inc.'s (the "Company") future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D and "Operating and Financial Review and Prospects" at Item 5.


                                     Part I

Item 1.  Identity of Directors, Senior Management and Advisors

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable

         Not applicable.

Item 3.  Key Information

A.       Selected Financial Information

     The selected historical financial information presented in the table below for each of the years ended December 31, 2002, 2001, 2000, 1999, and 1998, is derived from the audited financial statements of the Company. The audited financial statements and notes for the balance sheets as of December 31, 2002 and December 31, 2001, and the statements of operations for each of the years in the three year period ended December 31, 2002, are included in this Annual Report. The selected historical financial information for the years ended December 31, 1999 and 1998, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

     The selected financial information for each of the years ended December 31, 2002, 2001 and 2000 has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and United States generally accepted accounting principles ("U.S. GAAP"), and the selected financial data for each of the years ended December 31, 1999 and 1998 has been prepared in accordance with Canadian GAAP.

     In this Annual Report, all dollars are expressed in Canadian dollars unless otherwise stated.


Canadian GAAP                                                         At December 31
                                                                      --------------
                                              2002           2001           2000             1999            1998
                                              ----           ----           ----             ----            ----

Operations

Oil and Gas Revenue                       $  406,138      $ 637,497        $ 678,789       $ 488,022       $ 393,893

Oil and Gas Production Expense
   Amortization and Depletion                 39,900        482,700           97,600          66,700         275,000

Rental Revenue                               241,670        208,592          174,025         177,463         165,140

Rental Operations Expense                    218,318        191,879          186,734         170,973         195,566

Net Income (loss)                          (127,647)      (292,576)          201,165          62,514       (244,439)

Net Income Per Share (loss)                    (.02)         (.051)             .042            .013          (.051)


Balance Sheet

Total Assets                             $ 3,829,235     $3,855,897       $4,367,927      $3,773,678      $3,767,810

Short Term Debt                              758,102        909,017        1,331,171         287,665         286,101

Shareholders' Equity                       3,015,933      2,893,580        2,986,156       2,784,991       2,722,477


U.S. GAAP                                                             At December 31
                                                                      --------------
                                             2002            2001            2000             1999            1998
                                             ----            ----            ----             ----            ----

Operations

Oil and Gas Revenue                       $  406,138      $ 637,497        $ 678,789      $  488,022       $ 393,893

Rental Revenue                               241,670        208,592          174,025         177,463         165,140

Net Income (loss)                          (191,847)      (240,576)          183,965          44,514        (88,839)

Net Income Per Share (loss)                    (.03)         (.042)             .038            .009          (.019)


Balance Sheet

Total Assets                             $ 3,927,035     $4,039,497       $4,499,527     $ 3,922,478      $3,934,610

Total Liabilities                            813,302        962,317        1,381,771         988,687       1,045,333

Shareholders' Equity                       3,113,733      3,077,180        3,117,756       2,933,791       2,889,277


                                 Exchange Rates

     The following table sets forth information as to the period end, average, the high and the low exchange rate for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = U.S. $1).

              Year Ended:
              December 31    Average     Period End    High      Low
              -----------    -------     ----------    ----      ---

                 1998         1.4831       1.5305      1.5765    1.4096

                 1999         1.4836       1.5375      1.5770    1.4075

                 2000         1.4855       1.4995      1.5600    1.4350

                 2001         1.5487       1.5925      1.6023    1.4933

                 2002         1.5704       1.5800      1.6128    1.5108

     The following table sets forth the high and low exchange rate for the past six months. As of May 16, 2003, the exchange rate was CN $1.3672 for each U.S. $1.00.


              Month                  High            Low
              -----                  ----            ---

              November 2002          $1.5903         $1.5528

              December 2002          $1.5800         $1.5478

              January 2003           $1.5750         $1.5220

              February 2003          $1.5315         $1.4880

              March 2003             $1.4905         $1.4659

              April 2003             $1.4843         $1.4336

B.       Capitalization and Indebtedness

         Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

         Not Applicable.

D.       Risk Factors

     In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business. This Annual Report contains forward-looking statements that involve risk and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this Annual Report.

     1. Failure to Locate Commercial Quantities of Hydrocarbons and Geological Risks. There is no assurance that commercial quantities of hydrocarbons will be discovered. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

     2. Oil and Natural Gas Prices. The Company has little control over the price it receives for its products. Prices are determined by the worldwide supply of and demand for energy. Levels of production maintained by the Organization of Petroleum Exporting Countries ("OPEC") member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future. As a result, future oil price movements cannot be predicted with any certainty. Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year. These frequent changes in the market price make it impossible for the Company to predict natural gas price movements with any certainty. Oil prices started the year 2002 at U.S. $19.80 per barrel, after hitting a mid-November 2001 low of U.S. $17.40 per barrel for West Texas Intermediate (WTI). Oil prices then steadily increased throughout 2002 to close at year-end at U.S. $32.23. The 2002 full year average price for WTI was U.S. $26.51 per barrel virtually unchanged from the 2001 average price pf $25.95. Natural gas prices moved around during 2002 from a mid-year low of Cdn $2,53 per thousand cubic feet (mcf) to a year-end high of Cdn $6.18/mcf. The full year 2002 average price for natural gas at the Alberta Energy Company trading hub at Suffield, Alberta (AECO) was Cdn $4.07mcf compared to $6.30 average for year 2001.

     The Company cannot provide assurance that it will be able to market all oil or natural gas that the Company produces or, if such oil or natural gas can be marketed, that favorable price and contractual terms can be negotiated. Changes in oil and natural gas prices may significantly affect the revenues and cash flow of the Company and the value of its oil and natural gas properties. Further, significant declines in the prices of oil and natural gas may have a material adverse effect on the business and financial condition of the Company.

     3. It May Be Difficult to Enforce Civil Liabilities Against the Company. Because all of the assets of the Company and its subsidiary, as well as the Company's jurisdiction of incorporation and the residences of its officers and directors, are located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

     4. Penny Stock Rules May Make It More Difficult to Trade the Company's Common Shares. The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, less than U.S.$5.00 per share or an exercise price of less than U.S.$5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of U.S.$5,000,000 or an individual with net worth in excess of U.S.$1,000,000 or annual income exceeding U.S.$200,000 or U.S.$300,000 jointly with his or her spouse. For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

     5. No reliable information regarding reserves. The Company has not engaged independent petroleum consultants in order to compile oil and gas reserve information and does not have reliable information regarding the quantities of natural gas or oil that it may be recoverable in future years, if any. If any one of our major properties stops producing, it could have a material adverse effect on our business, financial condition and operating results.

     6. We are dependent on five properties. The Company currently receives more than 90% of its income from five major properties. If any one of the five major properties stops producing, it could have a material adverse effect on our business, financial condition and operating results.

Item 4.  Information on the Company

A.       History and Development of the Company

     The Company was organized under The Company Act of the Province of British Columbia, Canada on July 18, 1986 under the name of Berkley Resources, Inc. by virtue of a statutory amalgamation among and between Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Inc. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701. The principal business of the Company is that of an investor in various oil and gas properties principally located in Alberta, Canada. In August 2001, the Company purchased the remaining interest in the office building that it occupies and became its the sole owner. As a result, the Company now leases the other offices that it does not occupy to other businesses.

B. Business Overview

     The Company is in the business of participating in various oil and gas drilling ventures in Alberta, Canada. The Company's position in these investments mostly is that of an investor and not that of the operator in charge of drilling or production of oil and gas. Although the Company has in the past served as operator for the joint account and may do so again in the future.

     The investments made by the Company are chosen on the basis of, among other things, (i) the amount of cash available; (ii) the desired diversification of oil as contrasted by natural gas exploration; (iii) the geographical area in which the property is located; (iv) the nature and extent of available geological and geophysical data concerning the property; and (v) the time at which it is desirable to commence drilling activities, for reasons such as the availability of drilling equipment and the provisions of the drilling rights agreement and other relevant agreements.

     In making an investment, the Company will enter into an Operating Agreement with other investors. The Operating Agreement sets forth the participating interest of the parties and incorporates the Operating Procedures Manual adopted by the Canadian Association of Petroleum Landmen ("Manual"). According to the Manual the parties' interest and liability in each investment is several and not joint with the other participants. The interest of the Company in the lands, wells and equipment is that of Tenants-in-Common. Each investor in a drilling property is deemed to be a "Joint Operator" and the "Operator" means the party appointed to carry out the operations of the drilling program for the joint account. The Company would be one of the Joint Operators in any Operating Agreement in which it chose to participate. Each Joint Operator owns a share of the petroleum substances produced from the wells which is proportionate to that Joint Operator's ownership interest. Each Joint Owner, at its own expense, takes in kind and separately disposes of its proportionate share of production. If the Joint Operator fails or refuses to take his share of the products, the Operator has the authority to sell on behalf of that Joint Operator its share of the production. The Operator is delegated the authority to manage the exploration, development and operation of the joint lands. The Operator typically has the authority to commit on behalf of all Joint Operators up to $25,000 without written approval of all Joint Operators. Prior to commencement of work on any well covered by the Operating Agreement, the Operator must submit to each Joint Operator a program of drilling and an estimate of drilling costs and an completion costs for approval by all Joint Operators.

     Any assignment or transfer of the Company's interest in an Operating Agreement is subject to the procedures set forth in the Manual. The Company may be required to offer its interest to the Joint Operators prior to attempting a sale to a third party. In addition, the Company may "farm-out" a portion of its interest and retain an overriding royalty on production.

     The oil and gas industry deals in two basic forms of ownership interests namely Working Interests and Overriding Royalties:

     (i) Working Interest (WI): means the percentage of undivided interest held by a Joint Operator (i.e. leaseholder) in a specific tract of land (i.e. joint lands). The Working Interests held by all Joint Operators in any specific tract of joint lands must total 100%. Each W.I. party is responsible for its WI percentage share of costs incurred to conduct "work" (i.e. drilling, seismic, production etc.) on the joint lands. Working Interests are always considered to be an active interest in the costs, risks and benefits associated with the joint lands and operations conducted thereon and the oil or gas produced there from.

     (ii) Overriding Royalties (ORR): Overriding Royalties are a specified share of oil and/or gas as and when produced. ORR's are free and clear of costs, risk and expense to the holder of the ORR. Usually ORR's are based on gross production and as such are referred to as "Gross" Overriding Royalties or GORR's. ORR's are considered a passive interest in as much as the holder of an ORR is not subject to any cost, risk or expense nor is the ORR holder involved in any decision-making with respect to the royalty lands.

     The Company's program for investing in drilling programs is based on several factors. The Company endeavors to obtain and review geological opinions on the property involved and since if it is not the Operator of the well, it considers the reputation of the Operator. The Company attempts to identify drilling programs offering a low to medium risk on its investments. The Company also tries to keep a balance between investments in oil and gas. The Company attempts to reduce its risks by spreading its investments over several drilling ventures. The Company has not borrowed money for purposes of investing in any oil or gas venture.

     In each investment, the Operator maintains its own staff or retains independent operating personnel (including land men, geologist, accountants and engineers) that are employed to conduct the oil and gas operations of each joint venture, including supervision of the drilling and producing activities of the joint venture, and therefore the Company does not maintain independent staff or employees. The Operator exercises general control over the activities of the joint venture and has the authority to determine the timing of commencing, completing or abandoning any particular well authorized for drilling by the Joint Operators. The Operator maintains all records which are available to the Company upon reasonable request and at its expense. All geophysical information (such as logs, geological and geophysical and interpretative data) remains in the possession of the Operator but is available to the Company upon request.

Operating Costs and Special Project Charges

     In Canada, the relationship of all investors in a drilling program is that of Joint Operators. The property on which drilling is conducted is deemed "joint lands" and is held by the Joint-Operators as tenants in common. The "Joint Operators" are owners of the undeveloped joint lands and each Joint Operator is entitled to its percentage of the production and disposes of it as it deems necessary. Therefore, the gross revenue from oil or gas production is the percentage of oil and gas owned by the Company which it has sold to a buyer company. Each Joint Operator, such as the Company, must pay its share of the expenses incurred in extracting its share of the production from the well. The Company's investment in any one drilling program range approximately from $20,000 to $300,000, the majority of which must be paid prior to any production revenue being realized.

     The Company's interest in the various oil wells as a Joint Operator varies from 0.25% to 50% and covers approximately 50 oil and gas wells. Based on its oil and gas revenues for calendar year 2002, the Company received more than 90% of its income from five major properties; (i) John Lake; (ii) Skiff; and (iii) Zama/Virgo leases (iv) Halkirk and (v) Carbon. These properties are expected to stay in production during calendar year 2003.

Government Regulation

     On March 28, 1985, an agreement regarding energy pricing and taxation, known as the Western Accord, was entered into by the Government of Canada and the Canadian provinces of Alberta, Saskatchewan and British Columbia. The Western Accord called for the deregulation of Canadian crude oil pricing and marketing, proposed changes to domestic natural gas pricing, and announced the elimination of an amendment to a number of federal oil and gas taxes, charges and incentives. Based on the Western Accord, crude oil pricing, including synthetic oil pricing, was deregulated June 1, 1985 so that prices would be negotiated between the buyer and seller.

     The Western Accord had maintained the Alberta Border price of natural gas at $2.95/mcf until a new domestic natural gas pricing policy was introduced. On October 31, 1985, the Provinces of Alberta and the Canadian government reached an agreement that provided a framework for natural gas deregulation. The agreement established a mechanism to allow prices to be negotiated directly between consumers and producers. After November 1, 1985, the price of natural gas exported to the United States or sold in Canada was deregulated.

     At the present time, Canadian natural gas is supplied to California by two pipelines, (i) a direct link through the San Francisco-based Pacific Gas Transmission Company or (ii) a displacement link via Pacific International Transmission Company. Both lines are presently committed. Pacific Gas Transmission has announced a proposed expansion of its pipeline which will deliver more Alberta natural gas to California. In 1998, construction of a new pipeline covering approximately 620 miles was completed, running from Alberta, Canada to the Montana border and to Opal Wyoming, connecting with the Kern River Gas Transmission Co. pipeline which runs to Southern California. California is an important market for Alberta, Canada natural gas producers because of the growing demand for natural gas in that state, but such importance has shifted slightly due to the integration of U.S. Midwest markets through the seliance Pipeline system, which commenced operations in 1999.

Alberta Royalty Tax Credit Program

     Since calendar year 1974, the Province of Alberta had a program entitled "Price-Sensitive Alberta Royalty Tax Credit Program" ("Tax Credit Program"). The Tax Credit Program provided for a refund of portions of the royalties paid to the Province of Alberta by the producers on the sale of oil and gas produced in Alberta, Canada. The amount of refund to producers is based on the price received for the oil and gas produced. For financial statement purposes, the Company accounts for the tax credit by reducing its operating expenses by the amount of the credit resulting in an increase in income before taxes. For tax purposes, since it is intended not to be taxed, the amount of the credit is reinstated as an operating expense and thus reduces taxable income. In 2002, the amount of the tax credit refund to the Company was approximately $15,000.

Reserves

     The Company has engaged independent petroleum consultants to compile oil and gas reserve information with respect to its two major producing properties, Skiff and John Lake. The Company has access to similar oil and gas reserve information from other Joint Operators or the Operator of some of the other major properties. Some information was obtained from the unrelated Joint Operator's independent petroleum consultants. Since the Joint Operator for whom the report was prepared had a different percentage ownership from that of the Company, it would be necessary to adjust the numbers to reflect the Company's percentage of ownership. Furthermore, the oil and gas reserve information relied upon by the Company in its financial statements ascertains the reserves on pricing assumptions which is not permitted under SEC rules but is acceptable under Canadian accounting rules.

Environmental Regulations

     In order to explore any claim or lease, it is necessary to obtain a geophysical or drilling license and it may be necessary to post a bond with notices to several Canadian governmental agencies including the Provincial Environmental Agency. The procurement of drilling licenses has had no material adverse impact on the Company's operations. In certain areas defined as "sensitive areas," the Environmental Agency requires special work permits. The Company's investments does not include property located within any defined "sensitive areas."

C.       Organization Structure

         The Company has no subsidiaries.

D.       Property, Plants and Equipment

     The Company is in the business of participating in various oil and gas drilling ventures in Alberta Canada by entering into an Operating Agreement with other investors. The Operating Agreement set forth the participating interest of the parties and each investors' interest in the lands, wells and equipment is that of Tenant-in-Common. The following is a description of the various interest of the Company in the oil and gas lease:

     LEASE NO.          DESCRIPTION                      INTEREST      STATUS
     ---------          -----------                      --------      ------

     Berry
     -----
     34305              Sec.29-27-13 W4M                 8.92867%      Not Producing


     Carbon
     ------
     047790068          Sec.29-29-22 W4M                 6%WI          Producing - gas
     32443              Sec.32-29-22 W4M                 6.25%WI       Producing - gas
     25906              Sec.28-29-22 W4M                 6.25%WI       Producing - gas
     0477010002         Sec.31-29-22 W4M                 10%WI         Producing - gas


     Economy Creek
     -------------
     5498120007         Sec.3-70-1W6M                    25%WI         Not Producing
     5498120007         Sec .10-70-1W6M                  50%WI         Not Producing
     5498120008         Secs.4, 5, 8&9-70-1W6M           25%WI         Not Producing
     5498120008         Sec.17-70-1W6M                   50%WI         Not Producing
     0598040371         Sec.20&21-70-1 W6M               50%WI         Not Producing


     North Halkirk
     -------------
     34397              Sec.14-39-16 W4M                 6.25%WI       Not Producing
     34398              S1/2 & N1/2 Sec.22 39-16 W4M     6.25%WI       Not Producing
     26457              N/2 Sec.22-39-16 W4M             6.25%WI       Not Producing


     South Halkirk
     -------------
     34282              Sec.16 38-16 W4M                 3.125%WI      Producing - gas
     32298              Sec.20-38-16 W4M                 6.25%WI       Producing - gas
     Freehold           Sec.E/2 19-38-16 W4M             6.25%WI       Producing - gas
     Freehold A-8057    Sec.8-38-16 W4M                  6.25%WI       Producing - gas
     PanCan PNG 16258   NE/4 Sec.17-38-16 W4M            6.25%WI       Producing - gas
     0478020150         S/2&NE/4 Sec.18-38-16 W4M        3.125%WI      Producing - gas
     0478080305         SE/4 Sec.20-38-16 W4M            0.75%WI       Producing - gas


     Haven
     -----
     047939297          Sec.12-25-4 W4M                  0.3%WI        Not Producing
                        Sec.7, 18-25-3 W4M               0.3%WI        Not Producing
     38054              Sec.7, 18&20-25-4 W4M            0.50%WI       Not Producing


     LEASE NO.          DESCRIPTION                      INTEREST      STATUS
     ---------          -----------                      --------      ------

     John Lake
     ---------
     40852              All Sec.26&27-55-1 W4M             10%WI       Producing - gas
                        Sec.1-56-1 W4M                     10%WI       Producing - gas
     485070102          W/2 36-55-1 W4M                    10%WI       Producing - gas
     487040220          E/2 Sec.36-55-1 W4M                10%WI       Producing - gas
     40854              NW/4 12-56-1 W4M                   10%WI       Producing - gas
                        SE/4 14-56-1-W4M                   10%WI       Producing - gas
     40853A             All Sec.15-56-1-W4M                10%WI       Producing - gas
     40855A             All Sec.24-56-1 W4M                10%WI       Producing - gas
     40856              All Sec.34-56-1 W4M                10%WI       Producing - gas


     Manyberries
     -----------
     35828              SE Sec.23-5-5 W4M                  50%WI       Not Producing
     26592              W/2 Sec.23-5-5 W4M                 50%WI       Not Producing
     01818              NE/4 Sec.23-5-5 W4M                50%WI       Not Producing


     Oyen
     ----
     30364              S/2 Sec.16-29-4 W4M                 1%WI       Not Producing
     30365              SW/4 Sec 24-29-5 W4M            0.750%WI       Not Producing
     29517              N/2 Sec.24-29-5 W4M             0.750%WI       Not Producing


     Sibbald
     -------
     39367              Sec.2,4, E/2 9&10-28-1 W4M        .50%WI       Producing - gas
     0476122257         W/2 9-28-1 W4M                    .25%WI       Not Producing
                        Sec. 3-28-1 W4M                   .25%WI       Not Producing
     29513              S/2 Sec.15-28-1 W4M              1.00%WI       Producing - gas
     6359A              N/2 Sec. 15&S/2 Sec.22-28-1      1.00%WI       Not Producing


     Skiff
     -----
     Sawtooth           NW1/4Sec.16,SE1/4Sec.20;Lsds 2,
                        7&8 & SW1/4Sec.21-5-14 W4M       7.67%WI       Producing - oil
     0484080300         NW1/4Sec.29-4-14 W4M           10.526%WI       Producing - oil
                        W1/2Sec.32-4-14 W4M             5.26315%       Producing - oil
     048307070286       Lsds.3,4&5 of Sec.5-5-14         5.50%WI       Producing - oil
                        Lsds.6 of Sec.5-5 14 W4M         5.50%WI       Producing - oil
                        NW1/4 of Sec.9-5-14 W4M          5.50%WI       Producing - oil
     32596              Lsd.5 of Sec.16-5-14 W4M           10%WI       Producing - oil
     0483030060         NW1/4 of Sec.16-5-14-W4M           10%WI       Producing - oil
     0496100384         W1/2&Lsd.10,15-5-14 W4M            10%WI       Producing - oil
     36854              Lsd.1&NW1/4 of Sec.21-5-14         10%WI       Producing - oil
                        Lsds.2,7&8 & SW1/4 of Sec.21-5-    10%WI       Producing - oil
                        14 W4M

     LEASE NO.          DESCRIPTION                      INTEREST      STATUS
     ---------          -----------                      --------      ------
     7865A              NE1/4 of Sec.21-5-14 W4M           10%WI       Producing - oil
     0486070002         NW1/4 of Sec.22-5-14 W4M         6.30%WI       Producing - oil
     0477080167         SW1/4 of Sec.28-5-14 W4M           10%WI       Producing - oil


     Sturgeon Lake
     -------------
     5495080092         Sec.23,26,27,34,35-70-24 W5M     27.5%WI       Not Producing


     Zama Virgo
     ----------
     0591080261         N/2 Sec.20-114-5 W6M              5.00%        Producing - oil
                                                           GORR
     091120175          NW/4 Sec.26-114-5 W6M             5.00%        Producing - oil
                                                           GORR
     092020380          W/2 Sec.22-115-5 W6M       Sliding Scal        Producing - oil
                                                            ORR
     093020449          SE/4 Sec.27-114-5 W6M        50% of 10%        Producing - oil
                                                           GORR

     Office Building
     ---------------
     455 Granville Street  Lot B, Block 22, District       100%        N/A
     Vancouver, Canada     Lot 541, Plan 8227

Item 5.  Operating and Financial Review and Prospects

     This discussion and analysis of the operating results and the financial position of the Company for the years ended December 31, 2002 and 2001, and should be read in conjunction with the financial statements and the related notes attached hereto.

A.       Operation Results

     The Company's principal business is in the participating in various oil and gas drilling ventures in Alberta. The Company has interest in various wells which vary from 0.25% to 50% and covers approximately 50 oil and gas wells. Based on its oil and gas revenues for year ended December 31, 2002, the Company received more than 90% of its income from five properties: (i) the John Lake,
(ii) the Skiff, (iii) the Zama/Virgo, (iv) Halkirk, and (v) Carbon. These properties are expected to stay in production during year 2003.

Results of Operations

     The Company's balance sheet as at December 31, 2002, as compared to December 31, 2001, reflects its expenditures on oil and gas properties and equipment and rental income for the period ended December 31, 2002 and the results of its operations for fiscal year December 31, 2002. Overall, total assets decreased by $26,662 and total liabilities decreased by $149,015. The Company's working capital increased from $294,732 at December 31, 2001 to $431,740 at December 31, 2002.

Revenues

     Oil and gas revenues decreased by approximately $231,000 from 2001 to 2002, and decreased by approximately $41,000 from 2000 to 2001. Of the total oil and gas revenues of $406,138 in 2002, the Company received $135,122 from the John Lake leases; $107,695 from the Skiff leases; $67,200 from the Halkirk leases; $46,153 from the Carbon leases; and $42,762 from the Zama Virgo leases. In general, factors affecting the oil and gas revenues are a combination of oil and gas production and price fluctuations. The decrease in revenue in 2002 was due to a reduction in both oil and gas production.

     Oil revenues decreased by approximately $122,000 from 2000 to 2001 and decreased by approximately $59,000 from 2001 to 2002. Oil production decreased by approximately 22% from 2000 to 2001 and decreased by approximately 40% from 2001 and 2002. The Company's average oil prices decreased 24% from 2000 to 2001 and increased 12% from 2001 to 2002.

     Natural gas revenues increased by approximately $119,000 from 2000 to 2001 and decreased by approximately $178,000 from 2001 to 2002. The price of natural gas increased by 50% and production decreased by 7% in 2001. During 2002, the price received by the Company for its natural gas deceased by 30% and the production decreased by 16%.

     The company's oil and gas operating costs increased by approximately $74,000 from 2000 to 2001 and decreased by approximately $68,000 from 2001 to 2002. The decrease in operating costs was primarily due to the decrease in oil and gas revenues.

     Amortization and depletion expense is determined by the unit of production method. Accordingly, depletion fluctuates with levels of production and reserves and is not directly related to oil and gas revenues which are also dependent upon price fluctuations.

     Interest income decreased from $56,961 for the year ended December 31, 2001 to $23,506 for the year ended December 31, 2002. This decrease was caused by a lowering of interest rates and a reduction of monies held on deposit.

     Rental revenue for 2002 was $241,670, an increase of $33,078 compared to 2001. The increase was primarily due to rental rate increases. Rental profit before interest and amortization was $73,062 compared to $75,549 for 2001 and $45,845 for 2000.

Expenses

     The Company's administration expenses for the year ended December 31, 2002 of $351,062 shows an increase of approximately $88,000 from the December 31, 2001 amount of $263,185. The increase in administration expenses arose primarily from an increase of $87,000 for consulting and management fees, an increase of $20,940 for professional fees and a decrease of $30,632 for wages. The increase of $87,000 in consulting and management fees arose primarily from the management contact with a former director and related individual ($30,000 for the year) and $30,000 in fees to the President of the Company. The decrease of $30,632 in wages was due to a reduction in employees during the later part of the year. The increase of $20,940 in professional fees was due to increased legal fees due to changes of officers and directors and management contracts.

     Account payable and accrued liabilities decreased by approximately $553,000 from December 31, 2000 to December 31, 2001 and decreased by approximately $150,915 from December 31, 2001 to December 31, 2002.

     Accounts receivable fluctuate from year to year depending on the timing of production receipts from operators and amounts due from participants in oil and gas activities. Accounts receivable decreased by approximately $387,000 from December 31, 2000 to December 31, 2001 and decreased by approximately $7,000 from December 31, 2001 to December 31, 2002.

Impact of Inflation

     The primary inflationary factor related to the Company's operations is reflected in the world price of oil and natural gas.

B.       Liquidity and Capital Resources

     In 2001, the Company issued 1,000,000 units at a price of $0.20. Each unit consisted of one share and one non-transferable share purchase warrant entitling the investor to purchase an additional common shares on or before November 23, 2002 at a price of $0.25 per share. Included in this issuance was a Director of the Company as to 500,000 units. The securities issued to the director contain a hold period and may not be traded until May 11, 2002, the remaining 500,000 shares are not be tradable until November 23, 2002. In November, 2002, the investors exercised their warrants to purchase 1,000,000 common shares of the Company at $0.25 per share.

     As of December 31, 2002, the Company had $431,740 in working capital as compared with $294,732 as of December 31, 2001. For the upcoming fiscal year, the Company believes that it has sufficient capital to satisfy its present requirements and to continue its operations.

C.       Research and Development, Patents and License, etc.

         Not Applicable.

D.       Trend Information

     The year 2002 saw steady to strong oil prices, however natural gas prices showed significant decline from the strong 2001 with a year opening price for oil of U.S.$19.78 per barrel for West Texas Intermediate (WTI) to a year-end close of U.S.$32.23. The 2002 full year average price for WTI was U.S.$26.15/barrel, virtually unchanged from the 2001 average price of U.S.$25.95.

     Natural gas prices moved around during 2002 from a mid-year low of $2.53 per thousand cubic feet (mcf) to a year-end high of $6.18/mcf. The full year 2002 average price for natural gas at the Alberta Energy Company trading hub at Suffield, Alberta (AECO) was $4.07/mcf compared to $6.30 average for year 2001. During the first quarter of 2003 natural gas prices have continued to gain strength due to cold winter weather and the decline of Canadian and U.S. gas production. At the same time, oil prices were higher due to the Iraq situation and the general strike in Venezuela.

     Regardless of these and other specific influences on oil and gas prices from time to time, the management of the Company believes that U.S.$25.00/barrel for WTI oil is a reasonable, Industry accepted benchmark on which to base investment decisions. This benchmark price for oil will translate into natural gas prices within the range of Cdn. $3.75 to $6.00/mcf. Near record low storage of natural gas across North America at the end of the first quarter 2003 is expected to keep natural gas prices at the high end of that range throughout most of 2003.

     The oil and gas Industry will view the year 2002 as one of recovery and stabilization. The events of September 11, 2001 and the Enron debacle resulted in increased government presence in all businesses throughout North America.

Canada had the added issue of the Kyoto protocol which relates to an international agreement to reduce greenhouse gas emissions.. All three issues are finding perspective with time. Overall, security of supply, corporate transparency and environmental awareness will drive and guide the activities of Industry throughout 2003.

     Income Trust Funds continued to dominate the purchase and sale of on-line production in Canada in 2002. Income Trust Funds provide preferred tax treatment to unit investors and are by design a harvesting process, returning very little capital to Industry for the development of new prospects. The company has responded to this situation by partnering with other smaller operators and developing its own prospects. The Company developed the Economy Creek Triassic oil prospect jointly (50-50) with an Industry partner then farmed out the drilling of this prospect to other parties on terms that were very favorable to the Company. Although the initial test well "Real et al Cornwall 8-8-70-1 W6M" was not successful, the process exposed the Company to a significant opportunity at a good investment ratio. The company is repeating this process in other areas in Western Canada. We expect to have drillable prospects ready to market by mid-to-late 2003.

     The Company continues to work with its operating partner Suncor Energy Inc. to farm out the drilling of the Sturgeon Lake Leduc (D-3) oil prospect. This prospect is located in central Alberta at township 71 range 23 W5M. The Company holds a 27.50% working interest in this high opportunity but costly prospect.

     Major oil producers had a very profitable year in 2002. Gas producers had a strong fourth quarter in 2002 and an even stronger first quarter in 2003. Large-scale projects such as new oil sands plants and major gas pipelines, such as the Mackenzie Valley line, are again on the front burner as the larger producers seek ways to invest their unbudgeted cash. The combination of large projects and a robust conventional oil and gas Industry should provide for a dynamic but orderly business environment throughout 2003 and beyond. The company will continue to adjust its operating practices in response to these and other influences experienced by Industry throughout 2003.

Item 6.  Directors, Senior Management and Employees

A.       Directors and Senior Management

     The following is a list of the Company's directors and officers as of December 31, 2002.

                                                       Principal Occupation, Business or          Director
Name                      Position Held                Employment for the Last Five Years         Since
----                      -------------                ----------------------------------         --------
Louis Wolfin              Secretary, Director and      Mining Executive; Director of               1990 -
                          Former Chief Executive       Coral Gold Corp.                            Present
                          Officer

Matt Wayrynen(1)          President and Director       Retired Real Estate and Investment          June 2002 -
                                                       Adviser; and President and Director         Present
                                                       of Coral Gold Corp.

Lloyd Andrews             Director and Chairman        Businessman; Director of Smith              June 2002 -
                                                       Barney Mutual Fund; Director of             Present
                                                       Coral Gold Corp.; and Senior
                                                       Consultant to Chem Nuclear Systems
                                                       and Flow International.

   (1) Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.

B.       Compensation

     The following table sets forth particulars concerning the compensation of the executive directors as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia for the Company's calendar year ended December 31, 2002.

     The Company has three executive officers, namely Lloyd Andrews, a Director and Chairman, and Matt Wayrynen, a Director and President of the Company, and Louis Wolfin, a Director and Secretary.


                                                    Summary Compensation Table
                                                    --------------------------

                             Annual Compensation                                     Long-Term Compensation Awards
                             -------------------                                     -----------------------------
                                                                                       Securities     Restricted
                                                        Bonus for    Other Annual        Under       Shares/Units      All Other
Name/Principal                            Salary(1)     the Year     Compensation     Options/SARs      Awarded      Compensation
                                          ------        --------     ------------                       -------      ------------
Position                       Year           $             $              $         Granted (#)(2)        $               $
--------                       ----                                                  -----------

Matt Wayrynen                 2002(3)      $30,000         NIl            NIl             NIL             NIl             NIl
President

Lloyd Andrews                 2002(4)        NIL           NIL            NIl             NIL             NIl             NIL
Chairman


Louis Wolfin                   2002          NIL           NIL            Nil           195,000           NIl             NIl
Secretary and Former Chief     2001          NIL           NIL            NIl           195,000           NIl             NIl
Executive Officer              2000          NIL           NIL            NIl           195,000           NIl             NIl

Ernest Calvert                 2002(5)     $60,000         NIL            Nil           195,000           NIl             NIl
Former President               2001        $60,000         NIL            NIL           195,000           NIl             NIL
                               2000        $60,000         NIL            NIL           195,000           NIl             NIL

        (1)  No executive officer earned in excess of $100,000.
        (2) Represents total common shares under option as of the end of the calendar year.
        (3)  Became the president on July, 2002.
        (4)  Became the chairman on June, 2002.
        (5)  Resigned as president on June, 2002.

C. Board Practices

     The Board of Directors of the Company presently consists of three directors, Matt Wayrynen, Lloyd Andrews and Louis Wolfin. Each of the directors will serve until the next Annual General Meeting of shareholders. The officers of the Company are elected by the Board and serve at the pleasure of the Board.

     The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors. Further, the Company has no contracts with any of its directors that provide for payments upon termination.

     The Company has an audit committee consisting of Matt Wayrynen and Louis Wolfin. The roles and responsibilities of the audit committee have been specifically defined and include responsibilities for overseeing management reporting on internal control. The audit committee has direct communication channels with the external auditors.

D.       Employees

         The Company has no full time employee.

E.       Share Ownership

         The following table sets for the share ownership of the directors and officers of the Company as of December 31, 2002.

        Name of Beneficial Owner            Number of Shares          Percent
        ------------------------            ----------------          -------

        Louis Wolfin                               967,683              14.0%

        Matt Wayrynen*                           1,723,256              25.4%

        Lloyd Andrews                              140,000               2.0%

        All Officers and Directors as a
        Group (3 in number)                      2,830,939                42%

        ------------
        *  1,718,256 shares are held by his spouse.

Options Granted to Officers During the Fiscal Year


Name of Officer            Securities Under Option     Exercise Price   Purchase Price, if any    Expiration Date
---------------            -----------------------     --------------   ----------------------    ---------------
Nil

Outstanding Options

     The following information as of December 31, 2002, reflects outstanding options held by directors and employees of the Company.

                                                                                                    Expiration Date
Name                                   No. of Shares        Date of Grant     Exercise Price              of Option
----                                   -------------        -------------     --------------        ---------------

Ernest Calvert                               195,000             04/25/00             $$0.34               04/25/05

Louis Wolfin                                 195,000             04/25/00              $0.34               04/25/05

Jim O'Byrne                                   20,000             04/25/00              $0.34               04/25/05

Andrea Regnier                                10,000             04/25/00              $0.34               04/25/05

David Wolfin                                   5,000             04/25/00              $0.34               04/25/05

Jim Baylis                                     5,000             04/25/00              $0.34               04/25/05

E. M. Freddie Chapel                           2,500             04/25/00              $0.34               04/25/05

Sandy Roy                                      5,000             04/25/00              $0.34               04/25/05

George Scott                                  20,000             04/25/00              $0.34               04/25/05

Options  held by officers and                390,000
directors as a group


Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any foreign government.

     As of December 31, 2002, the following persons known to the Company own beneficially five percent (5%) or more of the outstanding shares of each class of the Company's voting securities:


                                      Number of Shares of         Percent of
Name                                  Common Stock Owned            Class
-----                                 -------------------         ----------

Matt Wayrynen                                 5,000                   *

Lisa Wayrynen**                           1,718,256                  25.3%

Gibralt Capital Corporation               1,700,000                   25%

Louis Wolfin                                967,683                  14.2%

---------------------------
*     Less than 1%.
**    Spouse of Matt Wayrynen, the Company's president.

     Pursuant to a private placement in February 2001, Lisa Wayrynen purchased 500,000 units consisting of 500,000 common shares of the Company and warrants to purchase an additional 500,000 common shares of the Company. In November 2002, Ms. Wayrynen exercised her warrants and received an additional 500,000 common shares of the Company.

     In June 2002, Ms. Wayrynen purchased an additional 1,618,256 common shares of the Company from Ernest Calvert, a former director of the Company. To purchase the 1,618,256 common shares, Lisa Wayrynen arranged debt financing from a third party lender, and these shares have been pledged as collateral security to the lender until the loan is repaid.

     In December 2002, Lisa Wayrynen sold 1,700,000 common shares to Gibralt Capital Corporation. Gibralt purchased the Shares for investment purposes.

B.       Related Party Transactions

     The Company owns a certain office building located in Vancouver, British Columbia. Tenants in this office building include several companies in which Messrs. Wolfin and Calvert have an interest. For the year 2002, 2001 and 2000, these related companies paid annual rent to the Company of $31,200, $31,200 and $31,200, respectively. The Company believes such rent was comparable to the rent that would have been charged to an unaffiliated third party.

     For the year 2002, 2001 and 2000, the Company paid to other companies whose shareholders are shareholders of the Company $48,291, $46,969 and $55,805, respectively, for accounting, administrative and premises expenses, and $117,000, $36,000 and 36,000, respectively, for consulting and management fees expenses.

     On May 1, 2002 the Company entered into an employment contract with the former President/CEO Mr. Ernest Calvert that terminates June 1, 2006. The agreement provides for an annual salary of $60,000 payable monthly for Mr. Calvert's continued services as a Consultant to the Company. In addition, on May

1, 2002 the company entered into an employment contract with the named former executive officer's wife, namely Janie Calvert for accounting services. The agreement provides for an annual salary of $36,000 payable monthly and terminates June 1, 2006.

C.       Interest of Experts and Counsel.

         Not Applicable.

Item 8.  Financial Statements

A.       Consolidated Statements and Other Financial Information

         1. The following financial statements of the Company are attached to this Annual Report:
                  - Auditors' Report.
                  - Balance Sheet for years ended December 31, 2002 and 2001.
                  - Statement  of  Operations  for  the years ended December 31,
                    2002, 2001 and 2000.
                  - Statement of Retained Earnings (Deficit) for the years ended
                    December 31, 2002, 2001 and 2000.
                  - Statement  of  Cash  flows  for the years ended December 31,
                    2002, 2001 and 2000.
                  - Notes to the Financial Statements

         2. The Company has never paid any dividends and does not intend to in the near future.

B.       Significant Changes

         None.

Item 9.  The Offering and Listing

A4.      Price History of Stock

     The Common stock of the Company are listed on the TSX Venture Exchange under the symbol "BKS."

     As of December 31, 2002, 2.19% of the Company's outstanding common stock were registered in the names of United States residents. There were, as of December 31, 2002, 26 record holders in the United States. The Company's Common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of the Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

     The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company's common stock for the last six months, for each quarter for the last two fiscal years, and for the five most recent fiscal years.


                                                               TSX Venture
                                                                 Exchange
                                                            (Canadian Dollars)
                                                            ------------------
          Last Six Months                                   High           Low
          ---------------                                   ----           ---

          April 2003                                        0.50          0.44

          March 2003                                        0.53          0.43

          February 2003                                     0.51          0.41

          January 2003                                      0.46          0.45

          December 2002                                     0.48          0.40

          November 2002                                     0.51          0.46

          2002                                              High           Low
          ----                                              ----           ---

          Fourth Quarter (Oct.1 - Dec.31)                   0.54          0.40

          Third Quarter (July 1 - Sept. 30)                 0.60          0.42

          Second Quarter (Apr. 1 - June 30)                 0.50          0.29

          First Quarter (Jan. 1 - Mar. 30)                  0.39          0.28

          2001                                              High           Low
          ----                                              ----           ---

          Fourth Quarter                                    0.36          0.30

          Third Quarter                                     0.39          0.28

          Second Quarter                                    0.40          0.30

          First Quarter                                     0.45          0.31

                                                               TSX Venture
                                                                 Exchange
                                                            (Canadian Dollars)
                                                            ------------------
          Five Most Recent Fiscal Year                      High           Low
          ----------------------------                      ----           ---
          December 31, 2002                                 0.60          0.28

          December 31, 2001                                 0.45          0.28

          December 31, 2000                                 0.51          0.20

          December 31, 1999                                 0.52          0.28

          December 31, 1998                                 0.79          0.35

B.       Plan of Distribution

         Not Applicable.

C.       Markets

     The Company's common stock, are listed in Canada on the TSX Venture Exchange under the symbol "BKS".

D.       Selling Shareholders

         Not Applicable.

E.       Dilution

         Not Applicable.

F.       Expenses of the Issue.

         Not Applicable.


Item 10.  Additional Information

A.       Share Capital

     The Company has 20,000,000 common shares authorized, without par value, of which 6,795,934 shares were issued and outstanding as of December 31, 2002.

     Each of the common shares has equal dividend, liquidation and voting rights. Voters of the common shares are entitled to one vote per share on all matters that may be brought before them. Holders of the common shares are entitled to receive dividends when declared by the Board of Directors from funds legally available therefor. The common shares are not redeemable, have no conversion rights and carry no pre-emptive or other rights to subscribe for additional shares. The outstanding common shares are fully paid and non-assessable.

B.       Memorandum and Articles of Association

     Fortune Island Mines Ltd., which was incorporated on the first day of February, 1966, under the name Fortune Island Mines Ltd. (N.P.L.), under Certificate No. 68018, which converted to a limited company Fortune Island Mines Ltd., on the eight day of July, 1982, and Kerry Mining Ltd., which was incorporated on the twenty-sixth day of February, 1973, under the name Kerry Mining Ltd. (N.P.L.),under Certificate No. 116112, which converted to a limited company Kerry Mining Ltd., on the seventh day of July, 1982, and the Company, which was incorporated on the twenty-ninth day of January, 1974, under the name Trevlac Resources, Inc., under Certificate No. 124754 and subsequently changed its name to Berkley Resources Inc., on the thirtieth day of July, 1976, were amalgamated on July 18, 1986, pursuant to the Company Act as one company with the name Berkley Resources Inc.

Common Shares

     All issued and outstanding common shares are fully paid and non-assessable. Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of common shares will be entitled to dividends on a pro-rata basis, if and when as declared by the board of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions or transfers attached to the common shares. In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the
Company  available  for  distribution   after  satisfaction  of  the  claims  of
creditors.

Powers and Duties of Directors

     The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or the Article, required to be exercised by the Company in a general meeting.

     Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

     The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; or (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

     The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia. There is no age limitation, or minimum share ownership, for the Company's directors.

Shareholders

     An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holder representing two shareholders, or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, (the "Investment Act") discussed below under "Item 10. Additional Information, D. Exchange Controls."

     In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 3/4 of the votes entitled to be cast on it.

     Under British Columbia law certain items such as an amendment to the Company's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 3/4 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

C.       Material Contracts

         None.

D.       Exchange Controls

     There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation."

     There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2003 is any amount in excess of $223 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

     Certain transactions relating to the common shares would be exempt from the Investment Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E.       Taxation

Canadian Federal Income Tax Consequences

     The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the
regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

     Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

     Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U. S. Holder.

     Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal a arms length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Tax Consequences

Passive Foreign Investment Companies

     The Treaty essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.

Under Section 1296, of the Internal Revenue Code of the United States, a foreign investment corporation is treated as a passive foreign investment company (a "PFIC") if it earns 75% or more of its gross income from passive sources or if 50% or more of the value of its assets produce passive income. The Company has not been a PFIC for United States federal income tax purposes for prior taxable years and believes that it will not be treated as a PFIC for the current and future taxable years, but this conclusion is a factual determination made annually and subject to change.

Controlled Foreign Corporations.

     Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders.

     The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

     The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company.

     A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

     A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

     A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

     The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

Other Consequences

     To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFIC, PHC, FPHC or FIC, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company's Common Shares.

U.S. Holders

     As used herein, a "U.S. Holder," includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution of Common Shares

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal income tax by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for the long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     Dividends paid on the Company's common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.

Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of the Company's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a tax credit, because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S.
Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income, such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

     A U.S. Holder will recognize gain and loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder's tax basis in the common shares. The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending on each U.S. Holder's holding period. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

     The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. A holder or prospective holder of the Company's common shares should consult his or her own tax advisors about federal, state local and foreign tax consequences of purchasing, owning and disposing of the common shares of the Company.

F.       Expenses of the Issue

         Not Applicable.

G.       Dividends and Paying Agents

         Not Applicable.

H.       Documents on Display

     The Company files annual reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms.

     Copies of the Company's material contracts are kept in the Company's administrative headquarters.

I.       Subsidiary Information

         Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

     Because  the  Company  is  a  small  business   issuer,   this  section  is
inapplicable.

Item 12.  Description of Securities Other than Equity Securities

         Not Applicable.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

         None.


                                     Part II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         None.

ITEM 15. Controls and Procedures

     Within the 90 days prior to the date of this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, of the design and operation of the Company's disclosure and internal controls and procedures pursuant to Exchange Act Rule 13a-14. The review identified a number of areas where there could be improvements to increase the effectiveness of controls and the Company is currently in the process of improving the controls and procedures in these areas. Notwithstanding the above, the Company's president along with the Company's principal financial officer have concluded that the Company's disclosure controls and procedures are sufficient enough to ensure adequate and appropriate disclosure of material information relating to the Company (including its consolidated subsidiaries) required to be included in this Form 20-F.

     There have been no significant changes in the Company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation, other than those being undertaken to increase the effectiveness of controls as discussed above.

Item 16.  [Reserved]

                                    Part III

Item 17.  Financial Statements

     The following Financial Statements pertaining to the Company are filed as part of this annual report:

         Auditors' Report ........................................F-1
         Balance Sheets...........................................F-2
         Statement of Operations..................................F-3
         Statement of Retained Earnings (Deficit).................F-4
         Statement of Cash Flows..................................F-5
         Notes to Financial Statements............................F-6 thru F-15

Item 18.  Financial Statements

         See Item 17.

Item 19.  Exhibits

     Exhibit Number        Name
     --------------        ----

         1.                Memorandum of Berkley Resources Inc.*

         2.                Articles of Berkley Resources Inc.*

         99.1              Certificate under section 906.
---------------------------
*  Previously filed.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: 7/11/03                          BERKLEY RESOURCES INC.



                                        By: /s/ Matt Wayrynen
                                           -------------------------------------
                                           Matt Wayrynen, President

                  CERTIFICATION FOR ANNUAL REPORT ON FORM 20-F

I, Matt Wayrynen, certify that:

1. I have reviewed this annual on Form 20-F of Berkley Resources Inc. ("Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

        a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

        b)     evaluated  the  effectiveness  of  the  Registrant's   disclosure
               controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

        c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

        a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  7/11/03                       /s/ Matt Wayrynen
                                     -------------------------------------------
                                     Matt Wayrynen, President
                                     (Principal Executive and Financial Officer)

                             BERKLEY RESOURCES INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

[GRAPHIC OMITTED]


                                AUDITORS' REPORT
                                ----------------

To the Shareholders of
Berkley Resources Inc.

We have audited the balance sheets of Berkley Resources Inc. as at December 31, 2002 and 2001 and the statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                          /S/ COLLINS BARROW

                                                          CHARTERED  ACCOUNTANTS
Vancouver, Canada
April 11, 2003

                             BERKLEY RESOURCES INC.
                             ----------------------
                (Incorporated under the laws of British Columbia)

                                 BALANCE SHEETS
                                 --------------
                              (In Canadian Dollars)




                                                                                        December 31,
                                                                            ------------------------------------
                                    ASSETS                                        2002               2001
                                    ------                                  -----------------  -----------------
Current assets
     Cash                                                                   $          36,230  $          32,653
     Bankers' acceptances and treasury bills                                          950,730          1,037,370
     Accounts receivable                                                              125,280            132,235
     Prepaid expenses                                                                  26,622              1,491
     Computer software held for resale                                                 50,980                ---
                                                                            -----------------  -----------------

                                                                                    1,189,842          1,203,749

Oil and gas properties and equipment (note 2)                                         529,651            542,193

Rental property (note 3)                                                            2,089,386          2,103,986

Other capital assets (note 4)                                                          20,356              5,969
                                                                            -----------------  -----------------

                                                                            $       3,829,235  $       3,855,897
                                                                            =================  =================

                                   LIABILITIES
                                   -----------
Current liabilities
     Accounts payable and accrued liabilities                               $          82,869  $         126,094
     Bank loan (note 5)                                                               675,233            782,923
                                                                            -----------------  -----------------

                                                                                      758,102            909,017

Future removal and site restoration costs                                              55,200             53,300
                                                                            -----------------  -----------------

                                                                                      813,302            962,317
                                                                            -----------------  -----------------

                              SHAREHOLDERS' EQUITY
                              --------------------

Share capital (note 6)                                                              3,249,326          2,999,326

Contributed surplus (note 7)                                                           75,000             75,000

Deficit                                                                              (308,393)          (180,746)
                                                                            ------------------ ------------------

                                                                                    3,015,933          2,893,580
                                                                            -----------------  -----------------

                                                                            $       3,829,235  $       3,855,897
                                                                            =================  =================

Approved by the Directors

"Matt Wayrynen"            , Director
---------------------------


Louis Wolfin"              , Director
---------------------------

               See accompanying notes to the financial statements.

                             BERKLEY RESOURCES INC.
                             ----------------------

                            STATEMENTS OF OPERATIONS
                            ------------------------
                              (In Canadian Dollars)





                                                                             Year Ended December 31,
                                                              --------------------------------------------------
                                                                     2002              2001             2000
                                                              ---------------   ---------------  ---------------

Oil and gas revenue                                           $       406,138   $       637,497  $       678,789
                                                              ---------------   ---------------  ---------------

Oil and gas production expenses
     Operating costs and taxes                                        189,681           257,862          184,168
     Amortization and depletion                                        39,900           482,700           97,600
                                                              ---------------   ---------------  ---------------

                                                                      229,581           740,562          281,768
                                                              ---------------   ---------------  ---------------

                                                                      176,557          (103,065)         397,021
                                                              ---------------   ---------------- ---------------

Rental revenue                                                        241,670           208,592          174,025
                                                              ---------------   ---------------  ---------------

Rental operations expenses
     Operating costs and taxes                                        168,608           133,043          128,180
     Interest on bank loan                                             35,110            46,536           47,183
     Amortization                                                      14,600            12,300           11,371
                                                              ---------------   ---------------  ---------------

                                                                      218,318           191,879          186,734
                                                              ---------------   ---------------  ---------------

                                                                       23,352            16,713          (12,709)
                                                              ---------------   ---------------  ----------------

Interest income                                                        23,506            56,961           64,622
                                                              ---------------   ---------------  ---------------

                                                                      223,415           (29,391)         448,934
                                                              ---------------   ---------------- ---------------

Administration expenses
     Accounting, administrative and premises                           61,749            56,943           56,814
     Amortization                                                       3,413             2,277            3,182
     Consulting and management fees                                   159,000            72,000           72,000
     Office and general                                                20,873            19,559           12,500
     Professional fees                                                 65,959            45,019           32,204
     Transfer agent's fees and expenses                                 9,467             6,154            9,758
     Wages                                                             30,601            61,233           61,311
                                                              ---------------   ---------------  ---------------

                                                                      351,062           263,185          247,769
                                                              ---------------   ---------------  ---------------

Net income (loss) for the year                                $      (127,647)  $      (292,576) $       201,165
                                                              ================  ===============  ===============

Basic and diluted income (loss) per share                           (2.0 cent)        (5.1 cent)        4.2 cent
                                                              ================  ===============  ===============


               See accompanying notes to the financial statements.

                             BERKLEY RESOURCES INC.
                             ----------------------

                    STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                    -----------------------------------------
                              (In Canadian Dollars)





                                                                             Year Ended December 31,
                                                              --------------------------------------------------
                                                                     2002              2001             2000
                                                              ---------------   ---------------  ---------------

Retained earnings (deficit), beginning of the year            $      (180,746)  $       111,830  $       (89,335)

Net income (loss) for the year                                       (127,647)         (292,576)         201,165
                                                              ----------------  ---------------- ---------------

Retained earnings (deficit), end of the year                  $      (308,393)  $      (180,746) $       111,830
                                                              ================  ================ ===============

              See accompanying notes to the financial statements.

                             BERKLEY RESOURCES INC.
                             ----------------------

                            STATEMENTS OF CASH FLOWS
                            ------------------------
                              (In Canadian Dollars)




                                                                             Year Ended December 31,
                                                              --------------------------------------------------
                                                                     2002              2001             2000
                                                              ---------------   ---------------  ---------------
Cash from (used in) operating activities
     Net income (loss) for the year                           $      (127,647)  $      (292,576) $       201,165
     Items not requiring cash
         Amortization and depletion                                    57,913           497,277          112,153
                                                              ---------------   ---------------  ---------------

                                                                      (69,734)          204,701          313,318
     Net change in non-cash working capital balances
         Decrease (increase) in accounts receivable                     6,955           105,388          (62,796)
         Decrease (increase) in prepaid expenses                      (25,131)              261             (339)
         Increase in computer software held for resale                (50,980)              ---              ---
         Decrease in accounts payable and
              accrued liabilities                                     (43,225)          (80,124)         (62,918)
                                                              ----------------  ---------------- ----------------

                                                                     (182,115)          230,226          187,265
                                                              ----------------  ---------------  ---------------

Cash from (used in) investment activities
     Decrease in treasury bills                                           ---           150,000              ---
     Additions to oil and gas properties
         and equipment, net                                           (25,458)         (201,915)         (81,731)
     Additions to rental property                                         ---          (444,854)             ---
     Additions to other capital assets                                (17,800)              ---              ---
                                                              ----------------  ---------------  ---------------

                                                                      (43,258)         (496,769)         (81,731)
                                                              ----------------  ---------------- ----------------

Cash from (used in) financing activities
     Repayment of bank loan                                          (107,690)          (73,653)         (59,910)
     Issuance of common shares                                        250,000           200,000              ---
                                                              ---------------   ---------------  ---------------

                                                                      142,310           126,347          (59,910)
                                                              ---------------   ---------------  ----------------

Increase (decrease) in cash during the year                           (83,063)         (140,196)          45,624

Cash, beginning of the year                                         1,070,023         1,210,219        1,164,595
                                                              ---------------   ---------------  ---------------

Cash, end of the year                                         $       986,960   $     1,070,023  $     1,210,219
                                                              ===============   ===============  ===============

Cash is comprised of:
     Cash                                                     $        36,230   $        32,653  $        12,913
     Bankers' acceptances and treasury bills                          950,730         1,037,370        1,197,306
                                                              ---------------   ---------------  ---------------

                                                              $       986,960   $     1,070,023  $     1,210,219
                                                              ===============   ===============  ===============

              See accompanying notes to the financial statements.

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------
                              (In Canadian Dollars)


1.   General information and accounting policies

     These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in note 9.

     a) Oil and gas properties and equipment - The company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

        Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties.

        Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

        In accordance with guidelines published by the Canadian Institute of Chartered Accountants, the company applies an annual "ceiling test" by cost centre to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on current prices and operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value for all cost centres is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion. Where the cost of a significant property acquisition exceeds the corresponding amount in the ceiling test, and such excess is not considered to represent a permanent impairment in the recoverable amount, no write off is recorded for 24 months.

        Estimated future removal and site restoration costs, net of salvage values, are provided for using the unit of production method based on remaining proven reserves. Costs are estimated based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and amortization. Removal and site restoration expenditures are charged to the accumulated provision for future removal and site restoration costs as incurred.

        Substantially all of the company's exploration, development and production activities related to oil and gas are conducted jointly with others and, accordingly, the financial statements reflect only the company's proportionate interest in such activities.

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


1.   General information and accounting policies - continued

     b) Rental property and other capital assets - Amortization is provided on a declining balance basis at the following annual rates:

                      Building                         -     4%
                      Computer equipment               -    30%
                      Furniture and fixtures           -    20%
                      Truck                            -    30%

     c) Computer software held for resale - Computer software held for resale is valued at the lower of cost or net realizable value.

     d) Future income taxes - The company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

     e) Stock options - The company records compensation expense when stock or stock options are issued to employees. Prior to 2002, no compensation expense was recorded when stock or stock options were issued to employees.

     f) Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of its accounts receivable, computer software held for resale, and the determination of useful lives of oil and gas properties and equipment, rental property, and other capital assets for purposes of calculating amortization and depletion.

2.   Oil and gas properties and equipment
                                                             2002        2001
                                                             ----        ----

     Oil and gas properties and equipment                 $3,379,078  $3,353,620
        Less:    Accumulated amortization and depletion    2,849,427   2,811,427
                                                          ----------  ----------

                                                          $  529,651  $  542,193
                                                          ==========  ==========

     Oil and gas properties and equipment includes the cost of unproven properties of approximately $373,000 (2001 - $350,000).

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


3.   Rental property
                                                                                      2002              2001
                                                                                      ----              ----

     Building, at cost                                                          $       447,652  $       447,652
          Less:    Accumulated amortization                                              97,260           82,660
                                                                                ---------------  ---------------

                                                                                        350,392          364,992

     Land, at cost                                                                    1,738,994        1,738,994
                                                                                ---------------  ---------------

                                                                                $     2,089,386  $     2,103,986
                                                                                ===============  ===============


     See note 5.


4.   Other capital assets

                                                                                     2002
                                                              --------------------------------------------------
                                                                                   Accumulated
                                                                    Cost          Amortization          Net
                                                              ---------------   ---------------  ---------------
     Computer equipment                                       $        30,636   $        13,463  $        17,173
     Furniture and fixtures                                             5,585             5,136              449
     Truck                                                             39,040            36,306            2,734
                                                              ---------------   ---------------  ---------------

                                                              $        75,261   $        54,905  $        20,356
                                                              ===============   ===============  ===============

                                                                                     2001
                                                              --------------------------------------------------
                                                                                   Accumulated
                                                                    Cost          Amortization          Net
                                                              ---------------   ---------------  ---------------
     Computer equipment                                       $        12,836   $        11,333  $         1,503
     Furniture and fixtures                                             5,585             5,024              561
     Truck                                                             39,040            35,135            3,905
                                                              ---------------   ---------------  ---------------

                                                              $        57,461   $        51,492  $         5,969
                                                              ===============   ===============  ===============


5.   Bank loan

     The bank loan is payable to the Canadian Imperial Bank of Commerce, bears interest at prime plus 0.50% per annum, is due on demand, however, the bank has agreed to accept monthly payments of $11,900 principal and interest, and is secured by a first mortgage over the rental property and an assignment of rents.

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


6.   Share capital
                                                                                     Number of
                                                                                      Shares           Amount
         Authorized                                                             ---------------  ---------------
              20,000,000 common shares, without par value
         Issued and fully paid
              Balance at December 31, 2000
                  For cash                                                            1,710,600  $       822,228
                  For natural resource properties                                       750,000            1,000
                  For land and building                                                 587,000          352,200
                                                                                ---------------  ---------------

                                                                                      3,047,600        1,175,428
                  Add:    Value assigned to shares issued to former
                             shareholders of predecessor companies
                             on amalgamation                                          1,748,334        1,623,898
                                                                                ---------------  ---------------

                                                                                      4,795,934        2,799,326
                  Issued during 2001 for cash                                         1,000,000          200,000
                                                                                ---------------  ---------------

                                                                                      5,795,934        2,999,326
                  Issued during 2002 for cash                                         1,000,000          250,000
                                                                                ---------------  ---------------

              Balance at December 31, 2002                                            6,795,934  $     3,249,326
                                                                                ===============  ===============

     During 2001 the company issued 1,000,000 common shares at $0.20 per share together with 1,000,000 share purchase warrants which entitled the holder to purchase an additional common share at $0.25 per share. During 2002 the company issued 1,000,000 common shares at $0.25 per share upon the exercise of the share purchase warrants.

     Directors' and employees' stock options for 457,500 shares exercisable at $.34 per share to April 25, 2005 were issued during 2000 and remain outstanding at December 31, 2002.


7.   Contributed surplus

     Contributed surplus represents the value ascribed to 150,000 common shares issued for natural resource properties and subsequently surrendered to the company by way of gift, for cancellation. There were no changes in contributed surplus between January 1, 2000 and December 31, 2002.

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


8.   Income taxes

     Significant components of the company's future tax assets are as follows:

                                                                     2002             2001              2000
                                                                     ----             ----              ----

     Oil and gas properties and equipment                     $       223,000   $       245,000  $       160,000
     Rental property                                                  (20,000)          (33,000)         (34,000)
     Future removal and site restoration costs                         21,000            21,000           22,000
                                                              ---------------   ---------------  ---------------

     Future income tax assets before loss carryforwards               224,000           233,000          148,000
     Loss carryforwards                                                27,000               ---              ---
                                                              ---------------   ---------------  ---------------

     Net future income tax assets before valuation
          allowance                                                   251,000           233,000          148,000
     Valuation allowance                                             (251,000)         (233,000)        (148,000)
                                                              ----------------  ---------------- ----------------

     Future income tax assets                                 $           ---   $           ---  $           ---
                                                              ===============   ===============  ===============


     The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

     The following schedule details the main differences between the combined Canadian federal and provincial statutory tax rate of 40% (2001 - 44%; 2000
     - 45%) and the effective tax rate:

                                                                     2002             2001              2000
                                                                     ----             ----              ----
     Anticipated income tax recovery (expense)
          at statutory rates                                  $        51,000   $       128,700  $       (90,500)
              Add (deduct) the tax effect of:
                   Non-deductible crown royalties                     (27,400)          (39,300)         (30,000)
                   Rate reductions
                      Resource allowance                                  200            21,000           33,400
                      Earned depletion                                    ---               ---           16,000
                   Alberta royalty tax credit                           6,000             9,700            7,700
                   Tax benefit of future tax assets
                      not recognized                                  (28,200)         (117,100)          64,800
                   Other                                               (1,600)           (3,000)          (1,400)
                                                              ----------------  ---------------- ----------------

     Actual income tax provision                              $           ---   $           ---  $           ---
                                                              ===============   ===============  ===============

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


9.   United States accounting principles

     Differences in accounting policies between Canada and the United States which would have a significant effect on the financial statements are as follows:

     a) Under United States generally accepted accounting principles, the ceiling test used in the full cost method of accounting for oil and gas properties requires the discounting of future net revenues from proven oil and gas reserves using a rate of 10%, but without taking into account deductions from revenue for general and administrative expenses. For 2002, 2001, 1998, 1994 and 1992 this results in $80,000, $157,000,
        $70,000 and $69,000 respectively less amortization and depletion expense and for 2002 $50,000 more amortization and depletion expense pursuant to the ceiling test than that required under Canadian generally accepted accounting principles. As a result, amortization and depletion expense for 2002, 2001 and 2000 are $14,200 higher, $52,000 lower and $17,200 higher respectively than under Canadian generally accepted accounting principles.

     b) Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price and the excess of the quoted market price at December 31st over the quoted market price at the date of grant. At December 31, 2002, the quoted market price exceeded the option exercise price which results in a charge to income of $50,000. Since the option exercise price approximated the quoted market price at the date the stock options were granted and immediatel y prior to December 31, 2001 and 2000, there is no compensation cost to be recognized for those years.

     c) Under United States generally accepted accounting principles, certain bankers' acceptances and treasury bills held at December 31, 2002, 2001 and 2000 would be classified as marketable securities rather than cash.

     d) Certain unaudited supplementary information with respect to oil and gas producing activities as required by United States generally accepted accounting principles has been omitted.

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)



9.   United States accounting principles - continued

     Under United States generally accepted accounting principles, net loss, loss per share, assets, shareholders' equity, and change in cash is as follows:

                                                                     2002             2001              2000
                                                                     ----             ----              ----
         Net income (loss) under Canadian generally
              accepted accounting principles                  $      (127,647)  $      (292,576) $       201,165
         Differences arising on application of
              United States generally accepted
              accounting principles
                  Differences in depletion of oil
                       and gas properties arising
                       from ceiling test calculation                  (14,200)           52,000          (17,200)
                  Increase in compensation expense
                       arising from stock options                     (50,000)              ---              ---
                                                              ----------------  ---------------  ---------------

         Net income (loss) under United States
              generally accepted accounting principles        $      (191,847)  $      (240,576) $       183,965
                                                              ================  ================ ===============

         Basic and diluted income (loss) per share                  (3.0 cent)        (4.2 cent)        3.8 cent
                                                                    ==========        ==========        ========

         Total assets                                         $     3,927,035   $     4,039,497  $     4,499,527
                                                              ===============   ===============  ===============

         Shareholders' equity                                 $     3,113,733   $     3,077,180  $     3,117,756
                                                              ===============   ===============  ===============

         Increase (decrease) in cash during the year
              under Canadian generally accepted
              accounting principles                           $       (83,063)  $      (140,196) $        45,624

         Decease (increase) in marketable securities                 (240,022)          567,270          (19,988)
                                                              ----------------  ---------------  ----------------

         Increase (decrease) in cash during the year
              under United States generally accepted
              accounting principles                           $      (323,085)  $       427,074  $        25,636
                                                              ================  ===============  ===============

     Income per share figures are based on the weighted average number of shares outstanding.

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


9.   United States accounting principles - continued

     Had the company fully adopted the recommendations of SFAS 123 and valued the options using a fair market value method such as the Black-Scholes option pricing model, there would be an increase in employee and director compensation costs charged to income of $NIL in 2002, $NIL in 2001 and $45,000 in 2000. The weighted average grant date fair market value of options granted was determined using the Black-Scholes option pricing model assuming a risk-free interest rate of 7%; an option life of 5 years; an expected volatility of 7% and that no dividends would be paid until after the expiry date of the options.

                                                                     2002             2001              2000
                                                                     ----             ----              ----
     Net income (loss) under United States
          generally accepted accounting principles            $      (191,847)  $      (240,576) $       183,965

     Decrease (increase) in compensation expense                       50,000               ---          (45,000)
                                                              ---------------   ---------------  ----------------

                                                              $      (141,847)  $      (240,576) $       138,965
                                                              ================  ================ ===============
     Basic and diluted net income (loss) per
          share if SFAS 123 adopted                                 (2.2 cent)        (4.2 cent)        2.9 cent)
                                                                    ===========       ==========        =========

10.  Other information

     a) Segmented information - The company operates in the oil and gas and real estate rental segments. All of the company's activities and assets are within Canada.

     b) Related party transactions - In addition to amounts disclosed elsewhere in the financial statements, the financial statements include the following transactions with related parties. Accounting, administrative and premises expense includes $48,291 (2001 - $46,969; 2000 - $55,805)
        and consulting and management fees expense includes $117,000 (2001 - $36,000; 2000 - $36,000) paid to a director and officer and companies whose shareholders are shareholders of the company.

     c) Financial instruments - The company's financial instruments consist of cash, bankers' acceptances and treasury bills, accounts receivable, accounts payable, and bank loan. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

     d) Statement of cash flows

                                                                     2002             2001              2000
                                                                     ----             ----              ----
         Cash from operating activities includes:
              Interest paid                                   $        35,110   $        46,536  $        62,911
              Interest received                               $        22,329   $        75,370  $        53,273

                             BERKLEY RESOURCES INC.
                             ----------------------

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------

                                DECEMBER 31, 2002
                                -----------------

                              (In Canadian Dollars)


10.  Other information

     e)  Commitments

         The company is committed to making the following payments under the terms of two consulting contracts with related individuals:

                  2003                              $        96,000
                  2004                                       96,000
                  2005                                       96,000
                  2006                                       96,000
                                                    ---------------

                                                    $       384,000
                                                    ===============
     f)  Comparative figures

         The 2001 and 2000 figures have been reclassified, where applicable, to conform with the presentation used in the current year.

                             BERKLEY RESOURCES INC.
                             ----------------------
         SCHEDULE OF ADDITIONS TO OIL AND GAS PROPERTIES AND EQUIPMENT,
         --------------------------------------------------------------
                    RENTAL PROPERTY, AND OTHER CAPITAL ASSETS
                    -----------------------------------------
                                DECEMBER 31, 2002
                                -----------------
                              (In Canadian Dollars)




                                                Balance,                                             Balance,
                                                Beginning                                               End
                                                 of the          Additions,                           of the
                                                  Year             at Cost         Retirements         Year
Year ended December 31, 2002                ---------------   ---------------   ---------------  ---------------
     Oil and gas properties
         and equipment                      $     3,353,620   $        25,458   $           ---  $     3,379,078
     Rental property                              2,186,646               ---               ---        2,186,646
     Other capital assets                            57,461            17,800               ---           75,261
                                            ---------------   ---------------   ---------------  ---------------

                                            $     5,597,727   $        43,258   $           ---  $     5,640,985
                                            ===============   ===============   ===============  ===============

Year ended December 31, 2001
     Oil and gas properties
         and equipment                      $     3,343,154   $        10,466   $           ---  $     3,353,620
     Rental property                              1,537,328           649,318               ---        2,186,646
     Other capital assets                            57,461               ---               ---           57,461
                                            ---------------   ---------------   ---------------  ---------------

                                            $     4,937,943   $       659,784   $           ---  $     5,597,727
                                            ===============   ===============   ===============  ===============

Year ended December 31, 2000
     Oil and gas properties
         and equipment                      $     3,043,957   $       299,197   $           ---  $     3,343,154
     Rental property                              1,537,328               ---               ---        1,537,328
     Other capital assets                            57,461               ---               ---           57,461
                                            ---------------   ---------------   ---------------  ---------------

                                            $     4,638,746   $       299,197   $           ---  $     4,937,943
                                            ===============   ===============   ===============  ===============

                             BERKLEY RESOURCES INC.
                             ----------------------
              SCHEDULE OF ACCUMULATED AMORTIZATION AND DEPLETION OF
              -----------------------------------------------------
                      OIL AND GAS PROPERTIES AND EQUIPMENT,
                      -------------------------------------
                   RENTAL PROPERTIES, AND OTHER CAPITAL ASSETS
                   -------------------------------------------
                                DECEMBER 31, 2002
                                -----------------
                              (In Canadian Dollars)




                                                                Amortization
                                                                     and
                                                Balance,          Depletion                          Balance,
                                                Beginning          Expense                              End
                                                 of the            for the                            of the
                                                  Year              Year           Retirements         Year
Year ended December 31, 2002                ---------------   ---------------   ---------------  ---------------
     Oil and gas properties
         and equipment                      $     2,811,427   $        38,000   $           ---  $     2,849,427
     Rental property                                 82,660            14,600               ---           97,260
     Other capital assets                            51,492             3,413               ---           54,905
                                            ---------------   ---------------   ---------------  ---------------

                                            $     2,945,579   $        56,013   $           ---  $     3,001,592
                                            ===============   ===============   ===============  ===============

Year ended December 31, 2001
     Oil and gas properties
         and equipment                      $     2,331,427   $       480,000   $           ---  $     2,811,427
     Rental property                                 70,360            12,300               ---           82,660
     Other capital assets                            49,215             2,277               ---           51,492
                                            ---------------   ---------------   ---------------  ---------------

                                            $     2,451,002   $       494,577   $           ---  $     2,945,579
                                            ===============   ===============   ===============  ===============

Year ended December 31, 2000
     Oil and gas properties
         and equipment                      $     2,235,427   $        96,000   $           ---  $     2,331,427
     Rental properties                               58,989            11,371               ---           70,360
     Other capital assets                            46,033             3,182               ---           49,215
                                            ---------------   ---------------   ---------------  ---------------

                                            $     2,340,449   $       110,553   $           ---  $     2,451,002
                                            ===============   ===============   ===============  ===============