Form 20-F
BERKLEY RESOURCES INC
filed 2005-07-01
CIK 870589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________

FORM 20-F
_________________________

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ______________ TO ___________________

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
________________________________
Common Shares, without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2003 was 6,810,934.

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark which financial statement item the Company has elected to follow.
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

Part II...27

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

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company's plans which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that such reserves and resources may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect," "is expected," "anticipates," "does not anticipate," "plans," "estimates," or "intends," or stating that certain actions, events or results "may," "could," "would," or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999, is derived from the audited financial statements of the Company. The audited financial statements and notes for the balance sheets as at December 31, 2003 and December 31, 2002, and the statements of operations for each of the years in the three year period ended December 31, 2003, are included in this Annual Report. The selected historical financial information for the years ended December 31, 2000 and 1999, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial information for each of the years ended December 31, 2003, 2002 and 2001 has been prepared in accordance with Canadian generally accepted accounting principles, which is referred to as "Canadian GAAP", and United States generally accepted accounting principles, which is referred to as "U.S. GAAP", and the selected financial data for each of the years ended December 31, 2000 and 1999 has been prepared in accordance with Canadian GAAP.

Canadian GAAP	Year Ended December 31
	2003	2002	2001	2000	1999
Operations
Oil and Gas Revenue	$606,133	$406,138	$637,497	$678,789	$488,022
Oil and Gas Production Expense	243,717	189,681	257,862	184,168	148,063
Amortization and Depletion	79,500	39,900	482,700	97,600	66,700
Rental Revenue	238,599	235,670	208,592	174,025	177,463
Rental Operations Expense	238,884	218,318	191,879	186,734	170,973
Net Income (loss)	(255,456)	(127,647)	(292,576)	201,165	62,514
Net Income Per Share (loss)	(0.04)	(.02)	(.051)	.042	.013

	As at December 31
	2003	2002	2001	2000	1999
Balance Sheet
Total Assets	3,615,691	3,829,235	3,855,897	4,367,927	3,773,678
Short Term Debt	711,222	758,102	909,017	894,059	287,665
Shareholders' Equity	2,767,967	3,015,933	2,893,580	2,986,156	2,784,991
Number of shares issued and outstanding	6,810,934	6,795,934	5,795,934	4,795,934	4,795,934

U.S. GAAP	Year Ended December 31
	2003	2002	2001	2000	1999
Operations
Oil and Gas Revenue	$606,133	$406,138	$637,497	$678,789	$488,022
Rental Revenue	238,599	235,670	208,592	174,025	177,463
Net Income (loss)	(255,456)	(191,847)	(240,576)	183,965	44,514
Net Income Per Share (loss)	(0.04)	(0.03)	(0.042)	0.038	0.009

	As at December 31
	2003	2002	2001	2000	1999
Balance Sheet
Total Assets	3,811,591	3,927,035	4,039,497	4,499,527	3,922,478
Total Liabilities	847,724	813,302	962,317	1,381,771	988,687
Shareholders' Equity	2,865,767	3,113,733	3,077,180	3,117,756	2,933,791

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

Oil and Natural Gas Prices. The Company has little control over the price it receives for its products. Prices are determined by the worldwide supply of and demand for energy. Levels of production maintained by the Organization of Petroleum Exporting Countries, referred to as "OPEC", member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future. As a result, future oil price movements cannot be predicted with any certainty. Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year. These frequent changes in the market price make it impossible for the Company to predict natural gas price movements with any certainty. Oil prices started the year 2003 at U.S. $32.23 per barrel compared to 2002 at U.S. $19.80 per barrel for West Texas Intermediate, or "WTI". Oil prices held steady throughout 2003 to close at year-end 2003 at U.S. $32.78. The 2003 full year average price for WTI was U.S. $30.99 compared to $26.15 per barrel in 2002. Natural gas prices opened the year 2003 at Cdn $6.18 per thousand cubic feet, referred to as "mcf", and closed year-end at Cdn $6.38. The full year 2003 average price for natural gas at the Alberta Energy Company trading hub at Suffield, Alberta, referred to as "AECO", was Cdn $6.70 compared to an average of Cdn $4.07 for year 2002.

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

Operating History and Significant Historical Operating Losses. We commenced operations in the early 1980’s. We have seven major areas in production. The majority of wells on the properties, proved reserves and future production attributable to these properties are more susceptible to estimation discrepancies than fields with larger reserves and longer production histories.

We experienced earnings in fiscal 1999 and 2000 of $62,514 and $201,165 respectively. In fiscal 2001, 2002 and 2003, we reported losses of $292,576, $127,647 and $255,456, respectively. As at December 31, 2003, we had an accumulated deficit of $563,849. Our future viability should be considered in light of the risks and difficulties frequently encountered by companies engaged in the junior stages of oil and gas exploration, development and production activities.

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

We are Dependent on Seven Areas. The Company currently receives substantially all of its income from seven discrete areas. If any one of the seven areas stop producing, it could have a material adverse effect on our business, financial condition and operating results.

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

Where they are probable and can be reasonably estimated, future removal and site restoration costs (as those terms are used under the accounting recommendations of the Canadian Institute of Chartered Accountants), net of expected recoveries, are provided for in the Company's financial statements. Costs are estimated in current dollars based on current requirements of Environmental Legislation, costs, technology and industry standards and are included in the capital costs of the oil and gas properties. The liability for site restoration is adjusted annually for the passage of time and revisions to the original estimates. The annual charge is included in operations through depletion and accretion. Removal and site restoration expenditures are charged to the accumulated provision as incurred. Based on these parameters, estimated future removal and site restoration costs primarily related to upstream properties has been provided for in the financial statements of the Company. Not all future removal and site restoration costs are foreseeable and not all such costs, even if foreseeable, can be reasonably estimated based on the parameters noted above and, as such, are not included in the future removal and site restoration cost provisions. Although the Company currently does not expect that its future removal and site restoration costs will have a material adverse effect on its financial condition or results of operations, there can be no assurance that such costs could not have such an effect.

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

3.
Halkirk Area, Alberta (Twp 38 Rge 16 W4M) - This oil/natural gas producing area is operated by Compton Petroleum Partnership and is located in east central Alberta. It was acquired by the Company pursuant to a joint venture agreement. The Company’s WI's range from 3.125% to 6.25%. This area is operationally complex due to partnership and processing issues. The Company sold its interest in a substantial portion of the Halkirk properties effective March 1, 2005 for approximately $112,500.

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

Each province in Canada has its own regulatory authorities which oversee, licence and monitor all oil and gas activity including seismic, drilling, production, transportation, processing and environmental matters related thereto. In Alberta, where most of the Company’s assets are located, that authority is the Alberta Energy and Utilities Board or the "AEUB". In order to explore any claim or lease, it is necessary to obtain a geophysical or drilling license and it may be necessary to post a bond with notices to several Canadian governmental agencies, including the provincial environmental agency. The procurement of drilling licenses has had no material adverse impact on the Company¢s operations. In certain areas defined as "sensitive areas," the provincial environmental agency requires special work permits. The Company's investments do not include property located within any defined "sensitive areas".

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

D. Property, Plants and Equipment

The Company is in the business of participating in various oil and gas drilling ventures in Alberta and Saskatchewan, by entering into Operating Agreements with other investors. Operating Agreements specify that each investors' ownership in the lands, wells and equipment is that of tenants-in-common. The following map sets forth the Company's more significant areas of activity:

The following is a description of the various interests of the Company in its oil and gas properties as at June 1, 2005:

Lease No.	Description	Interest	Status
Berry
34305	Sec.29-27-13 W4M	8.92867%	Not Producing
Brazeau	Sec.13-46-13 W5M	30.00% WI BPO	Producing - gas
19.50% WI APO
Carbon
047790068	Sec.29-29-22 W4M	6%WI	Producing - gas
32443	Sec.32-29-22 W4M	6.25%WI	Producing - gas
25906	Sec.28-29-22 W4M	6.25%WI	Producing - gas
0477010002	Sec.31-29-22 W4M	10%WI	Producing - gas

Crossfield	Twp 28 Rge 1 W5M	35% WI	Prep. to drill
Dollard Economy Creek	Twp 6/7 Rge 19 W3M	20% WI	Producing - oil
5498120007 5498120007 5498120008 5498120008	Sec.3-70-1W6M Sec.10-70-1W6M Secs.4, 5, 8&9-70-1W6M Sec.17-70-1W6M	25%WI 50%WI 25%WI 50%WI	Not Producing Not Producing Not Producing Not Producing
0598040371	Secs.20&21-70-1 W6M	50%WI	Not Producing
North Halkirk
34397	Sec.14-39-16 W4M	6.25%WI	Not Producing
34398	S1/2 & N1/2 Sec.22-39-16 W4M	6.25%WI	Not Producing
26457	N/2 Sec.22-39-16 W4M	6.25%WI	Not Producing
South Halkirk
34282	Sec.16 38-16 W4M	3.125%WI	Producing - gas/oil
32298	Sec.20-38-16 W4M	6.25%WI	Producing - gas/oil
Freehold	Sec.E/2 19-38-16 W4M	6.25%WI	Producing - gas/oil
Freehold A-8057	Sec.8-38-16 W4M	6.25%WI	Producing - gas/oil
PanCan PNG 16258	NE/4 Sec.17-38-16 W4M	6.25%WI	Producing - gas/oil
0478020150	S/2&NE/4 Sec.18-38-16 W4M	3.125%WI	Producing - gas/oil
0478080305	SE/4 Sec.20-38-16 W4M	0.75%WI	Producing - gas/oil
Haven
047939297	Sec.12-25-4 W4M	0.3%WI	Not Producing
	Sec.7, 18-25-3 W4M	0.3%WI	Not Producing
38054	Sec.7, 18&20-25-4 W4M	0.50%WI	Not Producing
John Lake
40852	All Sec.26&27-55-1 W4M	10%WI	Producing - gas
	Sec.1-56-1 W4M	10%WI	Producing - gas
485070102	W/2 36-55-1 W4M	10%WI	Producing - gas
487040220	E/2 Sec.36-55-1 W4M	10%WI	Producing - gas
40854	NW/4 12-56-1 W4M SE/4 14-56-1-W4M	10%WI 10%WI	Producing - gas Producing - gas
40853A	All Sec.15-56-1-W4M	10%WI	Producing - gas
40855A	All Sec.24-56-1 W4M	10%WI	Producing - gas
40856	All Sec.34-56-1 W4M	10%WI	Producing - gas

Leduc Manyberries	All Sec.33-49-26 W4M	4% WI	Producing - gas
35828	SE Sec.23-5-5 W4M	50%WI	Not Producing
26592	W/2 Sec.23-5-5 W4M	50%WI	Not Producing
01818	NE/4 Sec.23-5-5 W4M	50%WI	Not Producing

Oyen
30364	S/2 Sec.16-29-4 W4M	1%WI	Not Producing
30365	SW/4 Sec. 24-29-5 W4M	0.750%WI	Not Producing
29517	N/2 Sec.24-29-5 W4M	0.750%WI	Not Producing

Senex	Twp 92/93 Rge 6/7 W5M	15/20% WI	Producing - oil

Sibbald
39367	Sec.2,4, E/2 9&10-28-1 W4M	0.50%WI	Producing - gas
0476122257	W/2 9-28-1 W4M Sec.3-28-1 W4M	0.25%WI 0.25%WI	Not Producing Not Producing
29513	S/2 Sec.15-28-1 W4M	1.00%WI	Producing - gas
6359A	N/2 Sec.15&S/2 Sec.22-28-1	1.00%WI	Not Producing

Skiff
Sawtooth	NW1/4Sec.16,SE1/4Sec.20;Lsds 2, 7&8 & SW1/4Sec.21-5-14 W4M	7.67%WI	Producing - oil
0484080300	NW1/4Sec.29-4-14 W4M	10.526%WI	Producing - oil
	W1/2Sec.32-4-14 W4M	5.26315%	Producing - oil
048307070286	Lsds.3,4&5 of Sec.5-5-14	5.50%WI	Producing - oil
	Lsds.6 of Sec.5-5 14 W4M	5.50%WI	Producing - oil
	NW1/4 of Sec.9-5-14 W4M	5.50%WI	Producing - oil
32596	Lsd.5 of Sec.16-5-14 W4M	10%WI	Producing - oil
0483030060	NW1/4 of Sec.16-5-14-W4M	10%WI	Producing - oil
0496100384	W1/2&Lsd.10,15-5-14 W4M	10%WI	Producing - oil
36854	Lsd.1&NW1/4 of Sec.21-5-14	10%WI	Producing - oil
	Lsds.2,7&8 & SW1/4 of Sec.21-5-14 W4M	10%WI	Producing - oil
7865A	NE1/4 of Sec.21-5-14 W4M	10%WI	Producing - oil
0486070002	NW1/4 of Sec.22-5-14 W4M	6.30%WI	Producing - oil
0477080167	SW1/4 of Sec.28-5-14 W4M	10%WI	Producing - oil
Sturgeon Lake
5495080092	Sec.23,26,27,34,35-70-24 W5M	27.5%WI	Not Producing

Zama Virgo
0591080261	N/2 Sec.20-114-5 W6M	5.00% GORR	Producing - oil
091120175	NW/4 Sec.26-114-5 W6M	5.00% GORR	Producing - oil
092020380	W/2 Sec.22-115-5 W6M	Sliding Scale ORR	Producing - oil
093020449	SE/4 Sec.27-114-5 W6M	50% of 10% GORR	Producing - oil

Office Building
455 Granville Street Vancouver, Canada	Lot B, Block 22, District Lot 541, Plan 8227	100%	N/A

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

Item 5. Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended December 31, 2003 and 2002 should be read in conjunction with the financial statements and the related notes attached hereto.

A. Operating Results

The Company's principal business is participating in various oil and gas drilling ventures in western Canada. The Company has interests in various wells which vary from 1.00% to 35% and covers, as at December 31, 2003, approximately 50 oil and gas wells. Based on its oil and gas revenues for the year ended December 31, 2003, the Company received substantially all of its income from five properties: (i) John Lake; (ii) Skiff; (iii) Zama/Virgo; (iv) Halkirk; and (v) Carbon. In December 2003 the Company purchased on-line oil production in Dollard, Saskatchewan which produces approximately 25 barrels per day net. The effect of this purchase will be reflected in the 2004 results.

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

During the year ended December 31, 2003, the Company participated in approximately 40 oil and gas wells in Alberta and ten in Saskatchewan ranging from 1% to 35% working interests. Substantially all of the oil and gas revenue the Company received in 2003 was from five major leases: John Lake; Halkirk; Carbon; Skiff; and Zama/Virgo. There are four producing gas wells in John Lake; four gas wells in Carbon; seven producing gas wells in Halkirk; 20 producing oil wells in Skiff and two producing oil wells in Zama/Virgo. All five areas have been producing for over ten years. The Company was not the Operator of any of these wells.

Oil and Gas Industry Overview

Sustained strong pricing for both oil and natural gas continued to be the dominant issue for the industry throughout the fiscal year 2003. Oil prices opened on January 1, 2003 at U.S. $32.23 per barrel for WTI and closed at December 31, 2003 at $32.78. Natural gas prices reflected the strong oil prices by increasing from Cdn. $6.18 per mcf at January 1, 2003 to close December 31, 2003 at $6.68. Natural gas storage throughout North America was filled on schedule which should provide a calming influence on prices into 2004. Regardless of this factor, the large amounts of unbudgeted cash accruing to the industry from high commodity prices is having an unsettling effect on everything from land prices to cost of field services. The Company has attempted to navigate a prudent course through these volatile circumstances, seeking out long-term opportunities in this overheated environment.

The Company has positioned itself to grow its cash flow by enhancing existing properties while at the same time investing in new opportunities that will expose the Company to substantial growth. The Company intends to continue with these dual objectives throughout 2004 and into 2005 with the awareness that success in one or more of its exploration projects will significantly enhance shareholder value and change the nature of the Company’s oil and gas operations.

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

Revenues

Oil and gas revenues increased by approximately $199,995 from 2002 to 2003 after decreasing by approximately $231,000 from 2001 to 2002. The total oil and gas revenues were $606,133 in 2003. Of the total oil and gas revenues of $406,138 in 2002, the Company received $135,122 from the John Lake leases, $107,695 from the Skiff leases, $67,200 from the Halkirk leases, $46,153 from the Carbon leases, and $42,762 from the Zama/Virgo leases. Of the total oil and gas revenues of $606,133 in 2003, the Company received $201,660 from the John Lake leases, $160,746 from the Skiff leases, $100,315 from the Halkirk leases, $68,857 from the Carbon leases and $63,826 from the Zama/Virgo leases. In general, factors affecting the oil and gas revenues are a combination of oil and gas production and price fluctuations. The increase in revenue in 2003 was mainly due to price increases. The Company's oil and gas operating costs increased by approximately $54,036 from $189,681 in 2002 to $243,717 in 2003 after decreasing by approximately $68,000 from 2001 to 2002. The increase in operating costs was primarily due to increased royalties and costs associated with acquiring on-line production. Amortization and depletion expense is determined by the unit of production method. Accordingly, depletion fluctuates with levels of production and reserves and is not directly related to oil and gas revenues which are also dependent upon price fluctuations. Interest income decreased from $23,506 for the year ended December 31, 2002 to $23,469 for the year ended December 31, 2003.

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

Impact of Inflation

Inflation was modest through 2003. Dramatic swings in world oil prices have affected the Company much more than inflation. At the end of 2003 all provincial and federal fiscal regimes were stable which enabled the oil and gas industry to operate within a predictable environment.

B. Liquidity and Capital Resources

As of December 31, 2003, the Company had a working capital deficit of $280,293, compared with working capital of $431,740 as of December 31, 2002. The Company drew down its cash reserves to buy on-line production which will provide increased cash flow through future years. Cash flow is projected as sufficient to cover operating needs for the next fiscal year. New project drilling will be financed by joint ventures or arranging new financing through the issuance of common shares.The Company's financial statements are prepared in accordance with Canadian GAAP. US GAAP has certain notable differences which are set out on Note 14 to the financial statements of the Company which are included in this Annual Report.

C. Research and Development, Patents and License, etc.

Not Applicable.

D. Trend Information

The year 2003 saw steady to strong oil prices opening at U.S.$32.23 per barrel for WTI to a year-end close of U.S.$32.78. The 2003 full year average price for WTI was U.S.$30.99/barrel compared to the 2002 average price of U.S.$26.15.

Natural gas prices held steady during 2003 where the full year average price for natural gas at the AECO was $6.70 per mcf compared to $4.07 average for year 2002.

Regardless of these and other specific influences on oil and gas prices from time to time, the management of the Company believes that U.S.$25.00 per barrel for WTI oil is a reasonable, industry accepted benchmark on which to base investment decisions. This benchmark price for oil will translate into natural gas prices within the range of Cdn $3.75 to $6.00 per mcf.

The oil and gas industry will view the year 2003 as one of continued recovery and stabilization. The events of September 11, 2001, the Iraq war and the Enron debacle resulted in increased government presence in all businesses throughout North America. Canada had the added issue of the Protocol which relates to an international agreement to reduce GHG emissions.

Income trust funds continued to dominate the purchase and sale of on-line production in Canada in 2003. Income trust funds provide preferred tax treatment to unit investors and are by design a harvesting process, returning very little capital to industry for the development of new prospects. The Company has responded to this situation by partnering with other smaller operators and developing its own prospects such as Crossfield.

The Company continues to work with its operating partner to farm out the drilling of the Sturgeon Lake Leduc (D-3) oil prospect. This prospect is located in central Alberta at township 71 range 23 W5M. The Company holds a 27.50% WI in this high opportunity, but costly, prospect.

Major oil and gas producers had a very profitable year in 2003. Large-scale projects such as new oil sands plants and major gas pipelines, such as the Mackenzie Valley line, are again on the front burner as the larger producers seek ways to invest their unbudgeted cash.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

	Payments due by period
	Total Amount	Less than one year	One to three years	Three to five years	More than five years
	$	$	$	$	$
Consulting Agreements	288,000	96,000	192,000	-	-

G.	Safe Harbor

Certain statements in this Annual Report, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects", "estimates", "budgets", "intends", "anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may", or other similar words.The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

The following is a list of the Company's directors and officers as at December 31, 2003.

Name	Position Held	Principal Occupation, Business or Employment for the Last Five Years	Director/Officer Since
Louis Wolfin(1)	Director and Former Chief Executive Officer
Mining Executive; CEO and Director of Bralorne Gold Mines Ltd., Director of Coral Gold Resources Ltd., Director of Avino Silver & Gold Mines Ltd., Director of Levon Resources Ltd. and Director of Cresval Capital Corp.
1986 - Present
Matt Wayrynen(1)	President and Director	Corporate Executive; President and Director of Coral Gold Resources Ltd., VP, Operations and Director of Bralorne Gold Mines Ltd., Retired Real Estate and Investment Adviser.	June 2002 - Present
Lloyd Andrews	Director and Chairman
Retired Businessman; Director of Smith Barney Mutual Fund; Director of Coral Gold Resources Ltd.; Director of Bralorne Gold Mines Ltd.; and Senior Consultant to Chem Nuclear Systems and Flow International.

June 2002 - Present
James O’Byrne	Director	Oil and Gas Consultant; President of O’Byrne Resource Management Ltd.	June 2003- Present
Andrea Regnier	Secretary	Director and/or officer of several reporting issuers	July 2003- July 2004

______________________________________________
(1)  Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.

B. Compensation

Compensation of Directors

The directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the fiscal year ended December 31, 2003, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 870,000 common shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share		Date of Grant	Expiry Date
Louis Wolfin	195,000 5,000	$ $	0.34 0.52	April 25, 2000 September 19, 2003	April 25, 2005 September 19, 2008
Lloyd Andrews	300,000		$0.52	September 19, 2003	September 19, 2008
James O'Byrne	20,000 50,000	$ $	0.34 0.52	April 25, 2000 September 19, 2003	April 25, 2005 September 19, 2008
Matt Wayrynen	300,000		$0.52	September 19, 2003	September 19, 2008

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

The following table sets forth particulars concerning the compensation of the Company's executives for the Company¢s calendar year ended December 31, 2003.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1) $	Bonus for the Year $	Other Annual Compensation $	Securities Under Options/SARs Granted (2) (#)	Restricted Shares/Units Awarded $	All Other Compensation $
Matt Wayrynen President	2003 2002(3)	$60,000 $30,000	NIL NIL	NIL NIL	300,000 NIL	NIL NIL	NIL NIL
__________________________________________
(1) No executive officer earned in excess of $100,000.
(2) Represents total common shares under option as of the end of the calendar year.
(3) Became the president in July, 2002.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

C. Board Practices

The board of directors of the Company consists of four directors: Matt Wayrynen, Lloyd Andrews, Louis Wolfin and James O'Byrne. Each of the directors will serve until the next Annual General Meeting of shareholders. The officers of the Company are elected by the board and serve at the pleasure of the board. The size and experience of the board is important for providing the Company with effective governance. The board’s mandate and responsibilities can be effectively and efficiently administered through the four directors. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required.

The board has considered the relationships of each director to the Company and considers two of the four directors to be "unrelated" (Messrs. Andrews and O'Byrne). "Unrelated director", means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

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

The audit committee consists of three directors (Messrs. Matt Wayrynen, Lloyd Andrews and Louis Wolfin) one of whom is unrelated (Messer. Andrews) and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

D. Employees

The Company has no full time employees.

E. Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of December 31, 2003.

Name of Beneficial Owner	Number of Shares	Percent
Louis Wolfin	Nil	Nil
Matt Wayrynen(1)	1,471,756	21.61
Lloyd Andrews	105,000	1.54
James O'Byrne	5,000	0.07
Andrea Regnier	Nil	Nil
All Officers and Directors as a Group (five in number)	1,581,756	23.22
______________________________
(1) 1,434,756 shares are held by his spouse.

Options Granted to Directors and Officers During the Fiscal Year ended December 31, 2003

Name of Officer	Securities Under Option	Exercise Price	Purchase Price, if any	Expiration Date
Louis Wolfin	5,000	$0.52	N/A	September 19, 2008
Jim O’Byrne	50,000	$0.52	N/A	September 19, 2008
Matt Wayrynen	300,000	$0.52	N/A	September 19, 2008
Lloyd Andrews	300,000	$0.52	N/A	September 19, 2008
Andrea Regnier	15,000	$0.52	N/A	September 19, 2008

Outstanding Options

The following information, as of December 31, 2003, reflects outstanding options held by directors, officers and employees of the Company.

Name	No. of Shares	Date of Grant	Exercise Price	Expiration Date of Option
Ernest Calvert	195,000	04/25/00	$0.34	04/25/05
Louis Wolfin	195,000	04/25/00	$0.34	04/25/05
James O¢Byrne	20,000	04/25/00	$0.34	04/25/05
Jim Baylis	5,000	04/25/00	$0.34	04/25/05
E. M. Freddie Chapel	2,500	04/25/00	$0.34	04/25/05
Louis Wolfin	5,000	09/19/03	$0.52	09/19/09
James O’Byrne	50,000	09/19/03	$0.52	09/19/09
Andrea Regnier	15,000	09/19/03	$0.52	09/19/09
David Wolfin	50,000	09/19/03	$0.52	09/19/09
Matt Wayrynen	300,000	09/19/03	$0.52	09/19/09
Lloyd Andrews	300,000	09/19/03	$0.52	09/19/09
Suki Beckow	10,000	09/19/03	$0.52	09/19/08
John Ross	5,000	09/19/03	$0.52	9/19/08
David Wolfin	150,000	11/26/03	$0.57	09/19/09
Options held by officers and directors as a group	1,080,000

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government or any foreign government, or by any other natural or legal person.

The following sets forth, as of December 31, 2003, the share ownership of directors, officers and persons known to the Company to own beneficially five percent (5%) or more of the outstanding shares of each class of the Company¢s voting securities. The Company's major shareholders do not have different voting rights and there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company:

Name	Number of Shares of Common Stock Owned	Percent of Class
Matt Wayrynen	37,000	*
Lisa Wayrynen**	1,434,756	21.06%

* Less than 1%.
** Spouse of Matt Wayrynen, the Company's president.

B. Related Party Transactions

The Company owns a certain office building located in Vancouver, British Columbia. Tenants in this office building include several companies in which Messrs. Wolfin and Calvert have an interest. For the year 2003, 2002 and 2001, these related companies paid annual rent to the Company of $31,200, $31,200 and $31,200, respectively. The Company believes such rent was comparable to the rent that would have been charged to an unaffiliated third party.

For the year 2003, 2002 and 2001, the Company paid to other companies whose shareholders are directors of the Company $55,592, $48,291 and $46,969, respectively, for accounting, administrative and premises expenses, and $69,927, $117,000 and $36,000, respectively, for consulting and management fees and expenses.

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

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

1. The following financial statements of the Company are attached to this Annual Report:

Auditors' Report.
Balance Sheet as at December 31, 2003 and 2002.
Statements of Operations for the years ended December 31, 2003, 2002 and 2001.
Statements of Retained Earnings (Deficit) for the years ended December 31, 2003, 2002 and 2001.
Statements of Cash flows for the years ended December 31, 2003, 2002 and 2001.
Notes to the Financial Statements.

2.  The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Common stock of the Company is listed on the TSX Venture Exchange under the symbol "BKS."

As of December 31, 2003, 2.19% of the Company¢s outstanding common stock was registered in the names of U.S. residents. There were, as of December 31, 2003, 32 record holders in the United States. The Company¢s common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of Computershare Trust Company of Canada in the City of Vancouver, the registrar and transfer agent for the common stock.

The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company's common stock for the last six months, for each quarter for the last two fiscal years, and for the five most recent fiscal years is as follows:

	TSX Venture Exchange (Canadian Dollars)
Last Six Months	High	Low
May, 2005	1.00	0.85
April 2005	1.15	0.85
March 2005	1.35	0.90
February 2005	1.44	1.15
January 2005	1.49	1.20
December 2004	1.39	1.14

2004	High	Low
Fourth Quarter	1.50	0.96
Third Quarter	1.13	0.65
Second Quarter	1.04	0.75
First Quarter	1.09	0.72

2003	High	Low
Fourth Quarter	0.80	0.68
Third Quarter	0.80	0.60
Second Quarter	0.64	0.42
First Quarter	0.53	0.40

Five Most Recent Fiscal Years	High	Low
December 31, 2004	1.50	0.72
December 31, 2003	0.80	0.40
December 31, 2002	0.60	0.28
December 31, 2001	0.45	0.28
December 31, 2000	0.51	0.20

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

The shareholders have approved the above resolutions and therefore special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this provides the Company with greater flexibility for future corporate activities and is consistent with special resolution requirements for companies in other jurisdictions.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company did not have an Audit Committee Financial Expert during the fiscal year ended December 31, 2003 as it was not a requirement at that time to have one. Subsequent to the implementation of the requirement that the Audit Committee have an Audit Committee Financial Expert, the Company appointed an individual with such qualifications to its board of directors.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the fiscal year ended December 31, 2002 was Collins Barrow, Chartered Accountants and the independent auditor for the fiscal year ended December 31, 2003 was Hoogendoorn Vellmer, Chartered Accountants.

Audit Fees

The aggregate fees billed by the Company’s external auditors for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2003 was $18,000 and December 31, 2002 was $20,000.

Audit-Related Fees

There were no fees billed for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements for the years ended December 31, 2003 and December 31, 2002.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2003 was $1,500 and December 31, 2002 was $4,000. The services comprising these fees were regarding preparation of corporate tax returns and taxation advisory services.

All Other Fees

Other than referred to above, there were no aggregate fees billed for professional services rendered by the Company’s independent auditors for the fiscal years ended December 31, 2003 and December 31, 2002.

The Audit Committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2003. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. No time was expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that was attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

        Auditors' Report ..........................................................................….………….F-2
    Balance Sheets............................................................................…….………..F-3
Statements of Operations................................................................………….F-4
Statements of Deficit.....................................................................…………....F-5
Statements of Cash Flows.............................................................…F-6 thru F-7
Notes to Financial Statements......................................................... F-8 thru F-19

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

A.	Audited Financial Statements and Financial Statement Schedules:

Statements of Cash Flows.............................................................. F-6 thru F-7
Notes to Financial Statements....................................................... F-8 thru F-19

B.	Exhibits

Exhibit Number	Name
1.  Memorandum of Berkley Resources Inc.*
1.  Memorandum of Berkley Resources Inc.*
2.               Articles of Berkley Resources Inc.*
12.1           Certification of the Principal Executive Officer under the Sarbanes-Oxley Act
12.2           Certification of the Principal Financial Officer under the Sarbanes-Oxley Act
13              Certificate under section 906
___________________________
* Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BERKLEY RESOURCES INC.

Dated: June 29, 2005     By:  /s/ Matt Wayrynen
                   Matt Wayrynen, President

BERKLEY RESOURCES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

AUDITORS’ REPORT

To the Shareholders of
Berkley Resources Inc.

We have audited the balance sheet of Berkley Resources Inc. as at December 31, 2003 and the statements of operations, deficit, and cash flows for the year then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. We also report that in our opinion, these principles have been applied, except for the method of accounting for site restoration liabilities as explained in Note 2(e) to the financial statements, on a basis consistent with that of the preceding year.

The comparative financial statements as at December 31, 2002 and for the two year period then ended are based on financial statements audited by other auditors who expressed an unqualified opinion thereon in their report dated April 11, 2003.

Vancouver, Canada	"Hoogendoorn Vellmer"
March 31, 2004	Chartered Accountants

BERKLEY RESOURCES INC. BALANCE SHEETS
	December 31,
	2003	2002
	$	$
ASSETS
Current
Cash	235,225	36,230
Bankers’ acceptance and treasury bills	-	950,730
Accounts receivable	122,063	121,158
Taxes recoverable	44,492	4,122
Prepaid expenses	29,149	26,622
Computer software held for resale	-	50,980

	430,929	1,189,842

Oil and gas properties and equipment (Note 3)	1,109,391	529,651

Rental property (Note 4)	2,075,370	2,089,386

Other capital assets (Note 5)	1	20,356

	3,615,691	3,829,235
LIABILITIES
Current
Accounts payable and accrued liabilities	145,413	82,869
Bank loan (Note 6)	565,809	675,233

	711,222	758,102

Site restoration liabilities	136,502	55,200

	847,724	813,302

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	3,256,816	3,249,326

Contributed surplus (Note 8)	75,000	75,000

Deficit	(563,849)	(308,393)

	2,767,967	3,015,933

	3,615,691	3,829,235

NOTE 1 - NATURE OF OPERATIONS

Approved by the Directors:

“Louis Wolfin”	Director	“Matt Wayrynen”	Director

BERKLEY RESOURCES INC. STATEMENTS OF OPERATIONS
	Years Ended December 31,
	2003	2002	2001
	$	$	$
OIL AND GAS REVENUE	606,133	406,138	637,497

Oil and gas production expenses
Operating costs	243,717	189,681	257,862
Amortization and depletion	79,500	39,900	482,700
Accretion of site restoration liabilities	4,769	-	-
	327,986	229,581	740,562

NET OIL AND GAS INCOME (LOSS)	278,147	176,557	(103,065)

RENTAL REVENUE	238,599	235,670	208,592

Rental operations expenses
Operating costs	198,596	168,608	133,043
Interest on bank loan	26,272	35,110	46,536
Amortization	14,016	14,600	12,300

	238,884	218,318	191,879

NET RENTAL INCOME (LOSS)	(285)	17,352	16,713

GENERAL AND ADMINISTRATION EXPENSES
Administrative, office services and premises	151,868	104,167	137,735
Amortization	20,354	3,413	2,277
Consulting and management fees	252,027	159,000	72,000
Shareholder information	11,032	3,056	-
Professional fees	54,342	65,959	45,019
Transfer agent’s fees and expenses	12,176	9,467	6,154

	(501,799)	(345,062)	(263,185)
OTHER INCOME (EXPENSES)
Computer software written off	(54,988)	-	-
Interest and other income	23,469	23,506	56,961

	(31,519)	23,506	56,961

LOSS FOR THE YEAR	(255,456)	(127,647)	(292,576)

LOSS PER SHARE	(0.04)	(0.02)	(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	6,797,184	6,382,350	5,851,520

BERKLEY RESOURCES INC. STATEMENTS OF DEFICIT

	Years Ended December 31,
	2003	2002	2001
	$	$	$

(DEFICIT) RETAINED EARNINGS, beginning of year	(308,393)	(180,746)	111,830

Loss for the year	(255,456)	(127,647)	(292,576)

(DEFICIT), end of year	(563,849)	(308,393)	(180,746)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002	2001
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(255,456)	(127,647)	(292,576)
Items not requiring cash in the year
Accretion of site restoration liability	4,769	-	-
Amortization and depletion	113,870	57,913	497,277
Computer software written off	54,988	-	-
Stock based compensation	2,390	-	-
	(79,439)	(69,734)	204,701
Net change in non-cash working capital balances
Accounts receivable	(905)	6,955	105,388
Prepaid expenses	(2,527)	(25,131)	261
Computer software held for resale	(4,008)	(50,980)	-
Taxes recoverable	(40,370)	-	-
Accounts payable and accrued liabilities	62,545	(43,225)	(80,124)

	(64,704)	(182,115)	230,226

INVESTING ACTIVITIES
Treasury bills	-	-	150,000
Oil and gas properties and equipment, net	(582,707)	(25,458)	(201,915)
Rental property	-	-	(444,854)
Other capital assets	-	(17,800)	-

	(582,707)	(43,258)	(496,769)
FINANCING ACTIVITIES
Repayment of bank loan	(109,424)	(107,690)	(73,653)
Issuance of common shares	5,100	250,000	200,000

	(104,324)	142,310	126,347

Decrease in cash for the year	(751,735)	(83,063)	(140,196)

CASH, beginning of the year	986,960	1,070,023	1,210,219

CASH, end of the year	235,225	986,960	1,070,023

CASH IS COMPRISED OF:
Cash	235,225	36,230	32,653
Bankers’ acceptances and treasury bills	-	950,730	1,037,370

	235,225	986,960	1,070,023

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS (continued)

	Years Ended December 31,
	2003	2002	2001
	$	$	$
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

Future removal and reclamation liability accrued as property cost, net of accumulated amortization of $55,200	76,533	-	-

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE

Taxes	-	-	-
Interest on long term debt	26,272	35,110	46,536

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Berkley Resources Inc. (“the Company”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986 The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

The Company will likely have to periodically raise additional funds to participate in future exploration and development work on its petroleum and natural gas properties. Management intends to issue additional shares in the upcoming year for this purpose.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

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

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. The Company does not capitalize any amount of interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties.

Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated deletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Site restoration liability

In accordance with the new Handbook Section 3110 of the Canadian Institute of Chartered Accountants, the Company recognizes the fair value of its liability for asset retirement obligations, which in the oil and gas industry are categorized as “site restoration costs”, in the year in which such liability is incurred. Upon recognition of an asset retirement obligation, the capitalized cost of the oil and gas property is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. This new Handbook Section has been applied prospectively commencing January 1, 2003. The Company evaluated its site restoration costs effective January 1, 2003 on a present value basis, giving regard to known estimated site restoration costs and the estimated time period in which the restoration work will need to be performed. The present value of the site restoration costs were added to the capitalized cost of the oil and gas properties interest, and recorded as a liability at the equivalent amount. The amount of the previous liability recorded on a unit of production depletion basis was transferred to accumulated amortization of oil and gas properties. The effect of adoption of Section 3110 was to increase oil and gas costs subject to depletion by $24,087 from $529,651 to $553,738 at January 1, 2003, and to increase the recorded site restoration liability by $24,087 to $79,287 from $55,200 previously recorded.

There was no material change in net income for fiscal 2003 due to the adoption of the new accounting recommendation.

(f)	Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life, currently at the rate of 4% per annum by the declining balance method.

Other capital assets were written down to nominal value in 2003 and are no longer subject to amortization.

(g)	Financial instruments

The Company’s financial instruments include cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities and bank loan. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant credit or currency risk on financial instruments. It is exposed to interest risk on its bank loan.

(h)	Use of estimates

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Stock based compensation plan

Compensation expense is recorded for the estimated fair value of stock options granted to non-employees. As permitted by CICA, Handbook Section 3870, the Company has adopted the disclosure-only method of reporting for stock options granted to employees. Prior to the enactment of Section 3870 effective January 1, 2002, no compensation was reported when stock options were granted to employees or non-employees.

(j)	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding in the year. Diluted loss per share on the potential exercise of share options and warrants is not presented where it is anti-dilutive.

(k)	Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

NOTE 3 - OIL AND GAS PROPERTIES AND EQUIPMENT

	2003	2002
	$	$

Oil and gas properties and equipment, cost	4,093,518	3,379,078

Less: Accumulated amortization and depletion	(2,984,127)	2,849,427

	1,109,391	529,651

Oil and gas properties and equipment includes the cost of unproven properties of approximately $208,000 (2002 - $373,000) which are currently not subject to depletion.

NOTE 4 - RENTAL PROPERTY

	2003	2002
	$	$

Building, at cost	447,652	447,652
Less: Accumulated amortization	(111,276)	(97,260)

	336,376	350,392

Land, at cost	1,738,994	1,738,994

	2,075,370	2,089,386

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - OTHER CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Net
	$	$	$	$

Computer equipment	12,836	(12,836)	-	17,173
Furniture and fixtures	5,585	(5,585)	-	449
Truck	39,040	(39.039)	1	2,734

	57,461	(57,460)	1	20,356

Amortization of $20,354 for the 2003 fiscal year includes additional amortization of $17,800 recorded as the result of the revaluation of the Company’s computer equipment. Amortization recorded for fiscal year 2002 was $3,413.

NOTE 6 - BANK LOAN

The bank loan is payable to the Canadian Imperial Bank of Commerce, bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage over the rental property and an assignment of rents.

The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

NOTE 7 - SHARE CAPITAL

(a) Authorized
100,000,000 common shares, without par value (increased in the year from 20,000,000 shares)

	2003		2002
	Number of Shares	Amount	Number of Shares	Amount
	$	$	$	$

Balance, beginning of year	6,795,934	3,249,326	5,795,934	2,999,326

Issued in the year:
Exercise of stock options	15,000	5,100	-	-
Exercise of warrants	-	-	1,000,000	250,000

Stock based compensation	-	2,390	-	-
Balance, end of year	6,810,934	3,256,816	6,795,934	3,249,326

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SHARE CAPITAL (continued)

(b) Warrants
The changes in share purchase warrants in the current and previous year are as follows:

	2003		2002
	Number of shares subject to warrants	Exercise price per share	Number of shares subject to warrants	Exercise price per share
Balance, beginning of year	-	-	1,000,000	$0.25
Activity in the year
Granted	-	-	-	-
Exercised	-	-	(1,000,000)	$0.25

Balance, end of year	-	-	-	-

(c) Management incentive options

	2003		2002
	Number of shares subject to option	Weighted Average exercise price per share	Number of shares subject to option	Weighted average exercise price per share
Balance outstanding, beginning of year	437,500	$0.34	457,500	$0.34

Activity in the year
Granted	885,000	0.53	-	-
Exercised	(15,000)	0.34	-	-
Lapsed	(5,000)	0.52	(20,000)	0.34

Balance outstanding, end of year	1,302,500	$0.49	437,500	$0.34
Vested, end of year	653,750	$0.40	437,500	$0.34

A summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31:
		2003	2002

$0.34	April 25, 2005	422,500	437,500
$0.52	September19, 2008	730,000	-
$0.57	September 19, 2008	150,000	-

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SHARE CAPITAL (continued)

(c) Management incentive options (continued)

The Company has established a 2003 Stock Option Plan (the “Plan”) which provides for the granting of options to acquire up to 1,300,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options are to be granted at market price, and the term of the options granted is not to exceed five years. Options to acquire a total of 735,000 shares have been granted and are outstanding at December 31,2003 under the Plan.

In accordance with the CICA Handbook Section 3870 (“Section 3870”) Stock Based Compensation and other Stock-Based Payments, the Company recognizes compensation expense for the estimated fair value of stock options granted to non-employees after January 1, 2002. In 2003, the Company granted 270,000 stock options to non-employee consultants, having a weighted average life of five years, vesting over 18 months, and exercisable at the weighted average price of $0.55 per share. The company recorded stock based compensation expense of $2,390 on account of these stock options, which remain outstanding at December 31, 2003. There were no stock options granted to non-employees in 2002.

As permitted by Section 3870, the Company has elected to not record compensation expense for stock options granted to employees. In 2003, a total of 615,000 stock options were granted to employees, having a remaining weighted average life of 5 years, vesting over an 18 month period, and exercisable at a price of $0.52 per share. There were no stock options granted to employees in 2002. Had compensation expense for the stock options granted to employees been recorded based upon the fair value of the stock options, additional compensation expense for 2003 would have been approximately $11,000 (2002: Nil).

Section 3870 requires the following pro forma disclosure assuming this additional compensation expense:

	Years ended December 31,
	2003	2002	2001
	$	$	$
Loss for the year excluding additional compensation	255,456	127,647	292,576

Pro-forma stock based compensation	11,000	-	-

Pro-forma loss including additional compensation	266,456	127,647	292,576

Pro forma basic and diluted loss per share	$0.04	$0.02	$0.04

The fair value of the options granted to both employees and non-employees was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.5%, dividend yield of 0%, volatility factor of 13%, and a weighted average life of 5 years.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SHARE CAPITAL (continued)

(c) Management incentive options (continued)

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including estimated stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro-forma results of operations may be materially different from actual results realized.

NOTE 8 - CONTRIBUTED SURPLUS

Contributed surplus represents the value ascribed to 150,000 common shares issued for natural resource properties and subsequently surrendered to the company by way of gift, for cancellation. There were no changes in contributed surplus between January 1, 2000 and December 31, 2003

NOTE 9 - INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

		December 31,
		2003	2002		2001
Statutory rate		40%		40%		44%

	$		$		$
Income taxes recovered at the
Canadian statutory rate		102,000		51,000		128,700

Benefit of tax losses not recognized
in year		(102,000)		(51,000)		(128,700)

Income tax recovery (expense)
recognized in year		-		-		-

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - INCOME TAXES (continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax   assets are as follows:

	December 31,
	2003	2002	2001
	$	$	$
Operating loss carry forwards,
expiring 2004 - 2010	66,000	1,000	-

Undeducted resource properties
acquisition and exploration expenditures	500,000	244,000	233,000

Deferred tax assets	566,000	245,000	233,000

Less: valuation allowance	(566,000)	(245,000)	(233,000)

Net deferred tax assets	-	-	-

NOTE 10 - RELATED PARTY TRANSACTIONS

(a)	Accounts receivable at December 31, 2003 include $22,060 due from Directors and their private companies (2002: $10,000).

(b)	Management and consulting fees totaling $225,927 were paid to Directors and their private companies in 2003 (2002: $117,000).

(c)	Administrative services, office supplies and accounting charges totaling $55,592 were paid to a private company owned by public companies having common Directors (2002: $48,291).

NOTE 11 - COMMITTMENTS

Under the terms of Consulting Agreements with a Director and his spouse, the Company is required to make the following future payments, by fiscal year:

2004	$96,000
2005	96,000
2006	96,000

$288,000

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 12 - SEGMENT DISCLOSURE

The Company operates in two segments - oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows.

	2003	2002
Assets by operating segment	$	$
Oil and gas	1,251,126	654,931
Real estate	2,076,203	2,089,386

Assets not allocated
Head office	288,362	1,084,918

	3,615,691	3,829,235

	2003	2002
Capital expenditures by segment	$	$
Oil and gas	582,707	25,458
Head office		17,800

	582,707	43,258

All of the Company’s operations are in Canada. Two customers accounted for 34% and 12% of enterprise revenue respectively in 2003 (2002: 53% and 25%)

Rental revenue of $6,000 (2002: $6,000) has been eliminated on consolidation representing the rental of office premises by the corporate head office.

NOTE 13 - COMPARATIVE FIGURES

Certain of the comparative figures for 2002 and 2001 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

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

Statement of operations
	2003	2002	2001
	$	$	$

Loss for the year under Canadian GAAP	(255,456)	(127,647)	(292,576)

(Additional) reduction in depletion of oil and gas properties under US GAAP (a)	-	(14,200)	52,000

Increase in compensation expense arising from stock options (b)	-	(50,000)	-

Loss for the year under US GAAP	(255,456)	(191,847)	(240,576)

Loss per share under US GAAP	(0.04)	(0.03)	(0.04)

Statement of Cash Flows
	2003	2002	2001
	$	$	$

Decrease in cash during the year- Canadian GAAP	(751,735)	(83,063)	(140,196)

Decrease (increase) in marketable securities (c)	950,730	(240,022)	567,270

Increase (decrease) in cash during the year under US GAAP	198,895	(323,085)	427,074

Balance Sheets
	2003		2002
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

	$	$	$	$
Oil and gas properties (a)	1,109,391	1,207,191	529,651	627,451

Shareholder’s equity (a)	2,767,967	2,865,767	3,015,933	3,113,733

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (continued)

(a)
Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10%, but without taking into account provisions for future administrative costs. Under Canadian GAAP, the ceiling test is based on undiscounted future net operating revenues, but does require taking into account future administrative costs. The cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2003 is that additional depletion of $97,800 has been recorded under Canadian GAAP. There was no provision for impairment required in 2003 on the basis of the ceiling test applied by either of the Canadian or US methods. In 2002, additional depletion of $14,200 was required under US GAAP. In 2001, additional depletion under US GAAP was $52,000 less than under Canadian GAAP.

(b)	Stock compensation expense of $50,000 in 2001 under US GAAP relates to benefit measured by the intrinsic value method in accordance with APB 25.

Under CICA Handbook Section 3870 (Canadian GAAP), the Company accounts for stock option compensation similar to United States APB 25 and SFAS 123. Where the fair value of options granted does not exceed the exercise price, and where the stock options are granted to employees, the disclosure only provisions permitted by SFAS 123 are followed. For options when there is an intrinsic value, or the grantees are non-employees, the Company records compensation expense to operations.

(c)	Under US GAAP, banker’s acceptances and treasury bills held at December 31, 2002 and 2001 would have been classified as marketable securities rather than cash.

(d)	Pro-forma disclosure of asset retirement obligations

SFAS 143 “Accounting for Asset Retirement Obligations” requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June 15, 2002. The Company has adopted CICA Handbook Section 3110, which is in all material respects the same as FASB 143, effective January 1, 2003. Accordingly, there were no differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

Pro-forma disclosure of the effect of SFAS 143 for years for which a balance sheet is presented (2002) prior to adoption is as follows.
	2002
	As reported	Pro-forma adoption of SFAS 143
	$	$
Oil and gas property costs	3,379,078	3,458,365
Accumulated amortization, oil and gas property costs	(2,849,427)	(2,904,627)
	529,651	553,738
Site restoration liabilities	55,200	79,287
Loss for the year	127,647	132,349
Loss per share	(0.04)	(0.02)

BERKLEY RESOURCES INC.
SCHEDULE OF ADDITIONS TO
OIL AND GAS PROPERTIES AND EQUIPMENT,
RENTAL PROPERTIES AND OTHER CAPITAL ASSETS, AT COST

	Balance, Beginning of the Year	Amortization and Depletion Expense for the Year	Provision for Site restoration	Retirements	Balance, End of the Year
	$	$	$	$	$
Year ended December 31, 2003
Oil and gas properties and
equipment	3,379,078	582,707	131,733	-	4,093,518
Rental property	2,186,646	-	-	-	2,186,646
Other capital assets	75,261	-	-	(17,800)	57,461

	5,640,985	582,707	131,733	(17,800)	6,337,625
Year ended December 31, 2002
Oil and gas properties and
equipment	3,353,620	25,458	-	-	3,379,078
Rental property	2,186,646	-	-	-	2,186,646
Other capital assets	57,461	17,800	-	-	75,261
	5,597,727	43,258	-	-	5,640,985
Year ended December 31, 2001
Oil and gas properties and
equipment	3,343,154	10,466	-	-	3,353,620
Rental property	1,537,328	649,318	-	-	2,186,646
Other capital assets	57,461	-	-	-	57,461

	4,937,943	659,784	-	-	5,597,727

EXHIBIT INDEX

Exhibit Number	Name

1.       Memorandum of Berkley Resources Inc.*

2.       Articles of Berkley Resources Inc.*

12.1    Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2    Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13       Certificate under section 906

_______________________________
* Previously filed.