Form 20-F/A
period 2004-12-31
BERKLEY RESOURCES INC
filed 2006-02-13
CIK 870589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
                                                                                                 _________________________
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

This Form 20-F/A is being filed by Berkley Resources Inc. as Amendment No. 1 to its annual report on Form 20-F filed on July 1, 2005. The purpose of this Amendment No. 1 is to amend and revise certain disclosure contained in the annual report on Form 20-F under the captions "Liquidity and Capital Resources", "Controls and Procedures" and "Supplemental Disclosure of Non-Cash Financing and Investing Activities" in the financial statements and to include the audit reports of the independent registered public accounting firms for the fiscal years of 2003 and 2002. Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

	Year Ended December 31
Canadian GAAP	2004	2003	2002	2001	2000
Operations
Oil and Gas Revenue	$866,811	$606,133	$406,138	$637,497	$678,789
Oil and Gas Production Expense	416,254	243,717	189,681	257,862	184,168
Amortization and Depletion	260,000	79,500	39,900	482,700	97,600
Rental Revenue	232,607	238,599	235,670	208,592	174,025
Rental Operations Expense	245,731	238,884	218,318	191,879	186,734
Net Income (loss)	(729,034)	(255,456)	(127,647)	(292,576)	201,165
Net Income Per Share (loss)	(0.10)	(0.04)	(.02)	(.051)	.042

	As at December 31
	2004	2003	2002	2001	2000
Balance Sheet
Total Assets	6,759,346	3,615,691	3,829,235	3,855,897	4,367,927
Short Term Debt	1,968,601	711,222	758,102	909,017	894,059
Shareholders' Equity	4,747,715	2,767,967	3,015,933	2,893,580	2,986,156
Number of shares issued and outstanding	9,681,977	6,810,934	6,795,934	5,795,934	4,795,934

	Year Ended December 31
U.S. GAAP	2004	2003	2002	2001	2000
Operations
Oil and Gas Revenue	$866,811	$606,133	$406,138	$637,497	$678,789
Rental Revenue	232,607	238,599	235,670	208,592	174,025
Net Income (loss)	(729,034)	(255,456)	(191,847)	(240,576)	183,965
Net Income Per Share (loss)	(0.10)	(0.04)	(0.03)	(0.042)	0.038

	As at December 31
	2004	2003	2002	2001	2000
Balance Sheet
Total Assets	6,857,146	3,713,491	3,927,035	4,039,497	4,499,527
Total Liabilities	2,011,631	847,724	813,302	962,317	1,381,771
Shareholders' Equity	4,845,515	2,865,767	3,113,733	3,077,180	3,117,756

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

The Company presently participates in approximately 32 oil and gas wells in Alberta and Saskatchewan ranging from one percent to 35% working interests. Substantially all of the Company's oil and gas revenue is produced from seven discrete areas. Three are natural gas producers, three produce oil and one has a combination of oil and gas. Five areas have been producing for several years while two (one oil and one gas) are new developments. Since December 31, 2001, the Company has made principal capital expenditures of $25,458 for the year ended December 31, 2002, $582,707 for the year ended December 31, 2003 and $2,540,288 for the year ended December 31, 2004. In 2003, a major portion of the expenditures were in connection with the acquisition of the Dollard interest in southwestern Saskatchewan. In 2004, a major portion of the expenditures were incurred in connection with the drilling program conducted on the Brazeau area (as to approximately $1.3 million net) and the Senex area (as to approximately $1.0 million net). In 2005, approximately $1.7 million of capital expenditures have been made on the 3-D seismic program on the Senex area (as to approximately $0.340 million net) and the Brazeau area program (as to approximately $0.8 million net). In 2005, the Company also divested itself of its interests in a substantial portion of its Halkirk area leases for approximately $112,500. These capital expenditures were primarily financed through the issuance of 2,871,043 common shares for aggregate gross proceeds of $2,680,520.

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

D.    Property, Plants and Equipment

The Company is in the business of participating in various oil and gas drilling ventures in Alberta and Saskatchewan, by entering into Operating Agreements with other investors. Operating Agreements specify that each investors' ownership in the lands, wells and equipment is that of tenants-in-common. The following map sets forth the Company's more significant areas of activity:

The following is a description of the various interests of the Company in its oil and gas properties as at June 1, 2005.

Lease No.	Description	Interest	Status

Berry
34305	Sec.29-27-13 W4M	8.92867%	Not Producing

Brazeau	Sec.13-46-13 W5M	30.00% WI BPO	Producing - gas
19.50% WI APO

Carbon
047790068	Sec.29-29-22 W4M	6%WI	Producing - gas
32443	Sec.32-29-22 W4M	6.25%WI	Producing - gas
25906	Sec.28-29-22 W4M	6.25%WI	Producing - gas
0477010002	Sec.31-29-22 W4M	10%WI	Producing - gas

Crossfield	Twp 28 Rge 1 W5M	35% WI	Prep. to drill

Dollard	Twp 6/7 Rge 19 W3M	20% WI	Producing - oil

Economy Creek
5498120007 5498120007 5498120008 5498120008 0598040371	Sec.3-70-1W6M Sec.10-70-1W6M Secs.4, 5, 8&9-70-1W6M Sec.17-70-1W6M Secs.20&21-70-1 W6M	25%WI 50%WI 25%WI 50%WI 50%WI	Not Producing Not Producing Not Producing Not Producing Not Producing

North Halkirk
34397	Sec.14-39-16 W4M	6.25%WI	Not Producing
34398	S1/2 & N1/2 Sec.22-39-16 W4M	6.25%WI	Not Producing
26457	N/2 Sec.22-39-16 W4M	6.25%WI	Not Producing

South Halkirk
34282	Sec.16 38-16 W4M	3.125%WI	Producing - gas/oil
32298	Sec.20-38-16 W4M	6.25%WI	Producing - gas/oil

Freehold	Sec.E/2 19-38-16 W4M	6.25%WI	Producing - gas/oil
Freehold A-8057	Sec.8-38-16 W4M	6.25%WI	Producing - gas/oil
PanCan PNG 16258	NE/4 Sec.17-38-16 W4M	6.25%WI	Producing - gas/oil
0478020150	S/2&NE/4 Sec.18-38-16 W4M	3.125%WI	Producing - gas/oil
0478080305	SE/4 Sec.20-38-16 W4M	0.75%WI	Producing - gas/oil

Haven
047939297	Sec.12-25-4 W4M	0.3%WI	Not Producing
	Sec.7, 18-25-3 W4M	0.3%WI	Not Producing
38054	Sec.7, 18&20-25-4 W4M	0.50%WI	Not Producing

John Lake
40852	All Sec.26&27-55-1 W4M	10%WI	Producing - gas
	Sec.1-56-1 W4M	10%WI	Producing - gas
485070102	W/2 36-55-1 W4M	10%WI	Producing - gas
487040220	E/2 Sec.36-55-1 W4M	10%WI	Producing - gas
40854	NW/4 12-56-1 W4M SE/4 14-56-1-W4M	10%WI 10%WI	Producing - gas Producing - gas
40853A	All Sec.15-56-1-W4M	10%WI	Producing - gas
40855A	All Sec.24-56-1 W4M	10%WI	Producing - gas
40856	All Sec.34-56-1 W4M	10%WI	Producing - gas

Leduc Manyberries	All Sec.33-49-26 W4M	4% WI	Producing - gas
35828	SE Sec.23-5-5 W4M	50%WI	Not Producing
26592	W/2 Sec.23-5-5 W4M	50%WI	Not Producing
01818	NE/4 Sec.23-5-5 W4M	50%WI	Not Producing

Oyen
30364	S/2 Sec.16-29-4 W4M	1%WI	Not Producing
30365	SW/4 Sec. 24-29-5 W4M	0.750%WI	Not Producing
29517	N/2 Sec.24-29-5 W4M	0.750%WI	Not Producing

Senex	Twp 92/93 Rge 6/7 W5M	15/20% WI	Producing - oil

Sibbald
39367	Sec.2,4, E/2 9&10-28-1 W4M	0.50%WI	Producing - gas
0476122257	W/2 9-28-1 W4M Sec.3-28-1 W4M	0.25%WI 0.25%WI	Not Producing Not Producing
29513	S/2 Sec.15-28-1 W4M	1.00%WI	Producing - gas
6359A	N/2 Sec.15&S/2 Sec.22-28-1	1.00%WI	Not Producing

Skiff
Sawtooth	NW1/4Sec.16,SE1/4Sec.20;Lsds 2, 7&8 & SW1/4Sec.21-5-14 W4M	7.67%WI	Producing - oil
0484080300	NW1/4Sec.29-4-14 W4M	10.526%WI	Producing - oil
	W1/2Sec.32-4-14 W4M	5.26315%	Producing - oil
048307070286	Lsds.3,4&5 of Sec.5-5-14	5.50%WI	Producing - oil
	Lsds.6 of Sec.5-5 14 W4M	5.50%WI	Producing - oil
	NW1/4 of Sec.9-5-14 W4M	5.50%WI	Producing - oil

32596	Lsd.5 of Sec.16-5-14 W4M	10%WI	Producing - oil
0483030060	NW1/4 of Sec.16-5-14-W4M	10%WI	Producing - oil
0496100384	W1/2&Lsd.10,15-5-14 W4M	10%WI	Producing - oil
36854	Lsd.1&NW1/4 of Sec.21-5-14	10%WI	Producing - oil
	Lsds.2,7&8 & SW1/4 of Sec.21-5-14 W4M	10%WI	Producing - oil
7865A	NE1/4 of Sec.21-5-14 W4M	10%WI	Producing - oil
0486070002	NW1/4 of Sec.22-5-14 W4M	6.30%WI	Producing - oil
0477080167	SW1/4 of Sec.28-5-14 W4M	10%WI	Producing - oil
Sturgeon Lake
5495080092	Sec.23,26,27,34,35-70-24 W5M	27.5%WI	Not Producing

Zama Virgo
0591080261	N/2 Sec.20-114-5 W6M	5.00% GORR	Producing - oil
091120175	NW/4 Sec.26-114-5 W6M	5.00% GORR	Producing - oil
092020380	W/2 Sec.22-115-5 W6M	Sliding Scale ORR	Producing - oil
093020449	SE/4 Sec.27-114-5 W6M	50% of 10% GORR	Producing - oil

Office Building
455 Granville Street Vancouver, Canada	Lot B, Block 22, District Lot 541, Plan 8227	100%	N/A

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

Certain of the projects set out above will be tested under the Cdn. $3.10 million (the Company's share) drilling and seismic budget previously set for the fourth quarter of 2004 and the first half of 2005. Additional projects are under investigation. Cash flow is projected as sufficient to cover operating needs for the next fiscal year. New project drilling will be financed by joint ventures or arranging new financing through the issuance of common shares.

The Company believes that the most recent financial information is more indicative of future performance because oil and gas revenues are expected to increase over the 2004 figures. This is due to oil and gas prices remaining steady at a high level and the Company having producing wells on the Senex, John Lake, Leduc, Dollard and Carbon properties. Further drilling programs are planned during the last half of 2005 and first half of 2006 on the Senex property and on the prospective Crossfield property.

The Company addressed its 2004 working capital deficiency of $1,039,862 by first arranging loan financing of $1,000,000 through IMOR Corp. in the first quarter of 2005 and subsequently increasing this loan to $1,500,000 in the third quarter of 2005. In addition to this loan, the Company sold its Halkirk property in the second quarter of 2005 for $112,500. During 2005 there has been approximately $200,000, $150,000, $100,000 and $80,000 net cash brought into the Company from the Dollard, John Lake, Carbon and Leduc properties and this is expected to continue into 2006. The Brazeau property was expected to generate approximately $1,000,000 in net revenues but production was delayed due to adverse water conditions. The Senex project is expected to provide a monthly in-flow of cash during 2006. During the fourth quarter of 2005, the Company completed a private placement of $3.8 million to provide funds for working capital and exploration in 2006.

The Company's financial statements are prepared in accordance with Canadian GAAP. US GAAP has certain notable differences which are set out on Note 14 to the financial statements of the Company which are included in this Annual Report.

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
___________________________________
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

Name of Optionee	No. of Shares	Exercise Price PerShare	Date of Grant	Expiry Date
Louis Wolfin	95,000	$0.34	April 25, 2000	April 25, 2005
	5,000	$0.52	September 19, 2003	September 19, 2008
Lloyd Andrews	200,000	$0.52	September 19, 2003	September 19, 2008
James O'Byrne	50,000	$0.52	September 19, 2003	September 19, 2008
	20,000	$0.81	October 19, 2004	October 19, 2009
Matt Wayrynen	300,000	$0.52	September 19, 2003	September 19, 2008
Lindsay Gorrill	50,000	$0.81	October 19, 2004	October 19, 2009
Ron Andrews	50,000	$0.81	October 19, 2004	October 19, 2009
Connie Lillico	30,000	$0.81	October 19, 2004	October 19, 2009

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
_________________________________________________
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
_____________________________________
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

The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company's common stock for the last six months, for each quarter for the last two fiscal years, and for the five most recent fiscal years is as follows:

	TSX Venture Exchange (Canadian Dollars)

Last Six Months	High	Low
May 2005	$1.00	$0.85
April 2005	$1.15	$0.85
March 2005	$1.35	$0.90
February 2005	$1.44	$1.15
January 2005	$1.49	$1.20
December 2004	$1.39	$1.14

2004	High	Low
Fourth Quarter	1.50	0.96
Third Quarter	1.13	0.65
Second Quarter	1.04	0.75
First Quarter	1.09	0.72

2003	High	Low
Fourth Quarter	0.80	0.68
Third Quarter	0.80	0.60
Second Quarter	0.64	0.42
First Quarter	0.53	0.40

Five Most Recent Fiscal Years	High	Low
December 31, 2004	1.50	0.72
December 31, 2003	0.80	0.40
December 31, 2002	0.60	0.28
December 31, 2001	0.45	0.28
December 31, 2000	0.51	0.20

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The Company carried out an evaluation under the supervision, and with the participation, of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are:

1.	effective in timely alerting them to information relating to the Company required to be included in this Form 20-F; and

2.
effective in ensuring that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.

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

Audit-Related Fees

There were no fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2004 and December 31, 2003 other than as described above under the heading "Audit Fees" and those fees related solely to audit services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Auditors' Reports	F-1 thru F-3
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Deficit	F-6
Statements of Cash Flows	F-7 thru F-8
Notes to Financial Statements.	F-9 thru F-20

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

1.  Audited Financial Statements and Financial Statement Schedules:

Auditors' Reports	F-1 thru F-3
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Deficit	F-6
Statements of Cash Flows	F-7 thru F-8
Notes to Financial Statements.	F-9 thru F-20

2.  Exhibits

Exhibit Number	Name
1.	Memorandum of Berkley Resources Inc.*
2.	Articles of Berkley Resources Inc.*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act
13	Certificate under section 906
________________
* Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

       BERKLEY RESOURCES INC.

Dated: February 10, 2006                                                            By: /s/ Matt Wayrynen
Matt Wayrynen, President

Report of Independent Registered Chartered Accounting Firm

AUDITORS' REPORT

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

Vancouver, B.C.                                                                                                                                                                                                                                                     “Staley, Okada & Partners”
23 April 2005                                                                                                                                                                                                                                                     CHARTERED ACCOUNTANTS

Report of Independent Registered Chartered Accounting Firm

The following audit report is a copy of the original audit report and has not been reissued by the auditing firm.  We have been advised that said auditing firm was not registered with the Public Company Accounting Oversight Board at the time of issuing the following audit report and although it is now so registered, it has ceased to provide auditing services to Berkley Resources Inc. for the purposes of meeting their reporting obligations in the United States.

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

Vancouver, Canada                                                                                                                                                                                                                                                   “Hoogendoorn Vellmer”
March 31, 2004                                                                                                                                                                                                                                               CHARTERED ACCOUNTANTS

Report of Independent Registered Chartered Accounting Firm

The following audit report is a copy of the original audit report and has not been reissued by the auditing firm. We have been advised that said auditing firm is not and was not registered with the Public Company Accounting Oversight Board and has ceased to provide auditing services to public companies for the purposes of meeting their reporting obligations in the United States.

AUDITORS' REPORT

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

"Collins Barrow"
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 11, 2003

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

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

BERKLEY RESOURCES INC. NOTES TO FINANCIAL STATEMENTS

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