Form 20-F
period 2005-12-31
BERKLEY RESOURCES INC
filed 2006-06-30
CIK 870589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission File Number 0-18939

BERKLEY RESOURCES INC.
(Exact name of Registrant as specified in its charter)

A CORPORATION FORMED UNDER THE LAWS OF BRITISH COLUMBIA, CANADA
(Jurisdiction of Incorporation or Organization)

455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1, Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

The number of outstanding Common Shares as of December 31, 2005 was 14,184,955

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check on):
Large Accelerated File [ ] Accelerated Filer [ ] Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

Introduction

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

Currency

Unless we otherwise indicate in this Annual Report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "U.S. $" are to the lawful currency of the United States.

Forward-looking Statements

The following discussion contains forward-looking statements within the meaning of the United States Private Securities Legislation Reform Act of 1995 concerning the Company's plans which may affect the future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in the forward-looking statements. These factors include, but are not limited to, the factors set forth in the sections entitled "Risk Factors" in Item 3.D., and "Operating and Financial Review and Prospects" in Item 5. Statements concerning reserves and resources may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that such reserves and resources may be economically exploitable. Any statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", or "intends", or stating that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements".

Part I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from the audited financial statements of the Company. The audited financial statements and notes for the balance sheets as at December 31, 2005 and December 31, 2004, and the statements of operations for each of the years in the three year period ended December 31, 2005, are included in this Annual Report. The selected historical financial information for the years ended December 31, 2002 and 2001, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial information for each of the years ended December 31, 2005, 2004 and 2003 has been prepared in accordance with Canadian generally accepted accounting principles, which is referred to as "Canadian GAAP", and United States generally accepted accounting principles, which is referred to as "U.S. GAAP", and the selected financial data for each of the years ended December 31, 2002 and 2001 has been prepared in accordance with Canadian GAAP. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of the Company’s financial statements included elsewhere in this Annual Report.

	Year Ended December 31
Canadian GAAP	2005	2004	2003	2002	2001
Operations
Oil and Gas Revenue	$1,408,858	$866,811	$606,133	$406,138	$637,497
Oil and Gas Production Expense	608,045	416,254	243,717	189,681	257,862
Amortization and Depletion	665,500	260,000	79,500	39,900	482,700
Rental Revenue	238,466	232,607	238,599	235,670	208,592
Rental Operations Expense	293,578	245,731	238,884	218,318	191,879
Net Income (loss)	(1,922,458)	(729,034)	(255,456)	(127,647)	(292,576)
Net Income Per Share (loss)	(0.20)	(0.10)	(0.04)	(0.02)	(0.051)

	As at December 31
	2005	2004	2003	2002	2001
Balance Sheet
Total Assets	8,591,350	6,759,346	3,615,691	3,829,235	3,855,897
Short Term Debt	2,400,426	1,968,601	711,222	758,102	909,017
Shareholders' Equity	6,105,485	4,747,715	2,767,967	3,015,933	2,893,580
Number of shares issued and outstanding	14,184,955	9,681,977	6,810,934	6,795,934	5,795,934

	Year Ended December 31
U.S. GAAP	2005	2004	2003	2002	2001
Operations
Oil and Gas Revenue	$1,408,858	$866,811	$606,133	$406,138	$637,497
Rental Revenue	238,466	232,607	238,599	235,670	208,592
Net Income (loss)	(3,106,164)	(729,034)	(255,456)	(191,847)	(240,576)
Net Income Per Share (loss)	(0.32)	(0.10)	(0.04)	(0.03)	(0.042)

	As at December 31
	2005	2004	2003	2002	2001
Balance Sheet
Total Assets	8,089,150	6,857,146	3,713,491	3,927,035	4,039,497
Total Liabilities	3,030,361	2,011,631	847,724	813,302	962,317
Shareholders' Equity	5,058,789	4,845,515	2,865,767	3,113,733	3,077,180

Exchange Rates

The following table sets forth information as to the fiscal year end, average, high and low exchange rate data for Canadian Dollars and United States Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = U.S. $1).

Year Ended: December 31	Average	Period End	High	Low
2001	1.5487	1.5925	1.6023	1.4933
2002	1.5704	1.5800	1.6128	1.5108
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3017	1.2034	1.3970	1.1775
2005	1.2116	1.1656	1.2703	1.1507

The following table sets forth the high and low exchange rate for the past six months. As of June 15, 2006, the exchange rate was $1.1172 for each U.S. $1.00.

Month	High	Low
December 2005	$1.1736	$1.1507
January 2006	$1.1891	$1.1408
February 2006	$1.1177	$1.1379
March 2006	$1.1722	$1.1320
April 2006	$1.1718	$1.1203
May 2006	$1.1232	$1.0989

B.	Capitalization and Indebtedness

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

Oil and Natural Gas Prices. The Company has little control over the price it receives for its products. Prices are determined by the worldwide supply of and demand for energy. Levels of production maintained by the Organization of Petroleum Exporting Countries, referred to as "OPEC", member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future. As a result, future oil price movements cannot be predicted with any certainty. Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year. These frequent changes in the market price make it impossible for the Company to predict natural gas price movements with any certainty. Oil prices started the year 2005 at U.S. $46.84 per barrel compared to 2004 at U.S. $32.78 per barrel for West Texas Intermediate, or "WTI". Oil prices rose steadily throughout 2005 to close at year-end 2005 at U.S. $65.51. The 2005 full year average price for WTI was U.S. $57.16 compared to $41.00 per barrel in 2004. Natural gas prices opened the year 2005 at US$5.52 per thousand cubic feet, referred to as "mcf", and closed year-end at US$10.02. The full year 2005 average price for natural gas was US$7.51 compared to an average of US$5.45 for the year 2004.

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

In fiscal 2001, 2002, 2003, 2004 and 2005, we reported losses of $292,576, $127,647, $255,456, $729,034 and $1,922,458, respectively. As at December 31, 2005, we had an accumulated deficit of $3,246,222. Our future viability should be considered in light of the risks and difficulties frequently encountered by companies engaged in the junior stages of oil and gas exploration, development and production activities.

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

We are Dependent on a Limited Number of our Properties. The Company currently receives substantially all of its income from a limited number of its properties. If any one of these properties stop producing, it could have a material adverse effect on our business, financial condition and operating results.

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

Kyoto Protocol Risk. The Kyoto Protocol treaty, referred to as the "Protocol", was established in 1997 to reduce emissions of greenhouse gases, referred to as "GHG", that are believed to be responsible for increasing the earth's surface temperatures and affecting the global climate change. Canada ratified the Protocol in December 2002. Since the implementation of the Protocol, approximately 160 countries have committed to reduce GHG internationally. The Protocol was legally made effective internationally on February 16, 2005 and Canada has committed to meet a six percent reduction of emissions over the base-year 1990 during the period 2008 to 2012. Canadian government assurances of cost and volume limits suggest that incremental risks and liabilities attributable to addressing Protocol related policies are manageable. While we believe we are a low-emission producer, it is not possible to predict the impact of how Protocol-related issues will ultimately be resolved and to what extent their impact will affect our future unit operating costs and capital expenditures.

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

The government of the Province of Alberta also regulates the removal of natural gas from its province, based on such factors as reserve availability, transportation arrangements and market conditions. In each Canadian province, the relevant regulatory agency must approve any proposed export. The United States represents a significant market for Canadian natural gas and any significant change in access to such market will have an effect on the price of natural gas in Canada.

On January 1, 1994, the North American Free Trade Agreement, referred to as "NAFTA", among the Governments of Canada, the United States and Mexico became effective. In the context of energy resources, Canada may only impose restrictions on the export of energy goods to the United States or Mexico where such restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use in Canada; (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA prohibits discriminatory border restrictions and export taxes. The agreement also requires each party to seek to ensure that, in the application of any energy regulatory measures, regulatory bodies avoid disruption of contractual arrangements and provide for orderly and equitable implementation appropriate to such measures.

The Company's Investments are Subject to Environmental Regulation. All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, United States, federal, provincial, state and municipal laws and regulations, as well as international conventions, which are collectively referred to as the "Environmental Legislation". Environmental Legislation regulates, among other things, the release, emission, handling, storage, use, transportation and disposal of various substances and wastes associated with the oil and natural gas industry. In addition, Environmental Legislation requires that refineries, pipelines, service stations, wells, facility sites and waste storage and disposal facilities be operated, maintained, decommissioned and reclaimed in accordance with prescribed provincial, state, territorial or federal standards. A breach of such Environmental Legislation may result in the suspension or revocation of necessary licenses and authorizations, liability for clean-up costs, damages and the imposition of fines and penalties.

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

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce. The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the U.S federal securities laws against the Company and the directors and officers of the Company may be limited due to the fact that the Company and these persons reside outside of the United States and, in respect of the directors and officers, their assets are located outside the United States  There is uncertainty as to whether Canadian courts would:  (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces, and the Province of British Columbia, in which the Company and the majority of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

Our directors may be associated with other reporting companies. Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See “Item 6 - Directors, Senior Management and Employees” and “Item 7 - Major Shareholders and Related Party Transactions”.

Our share price has been volatile in recent years. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s Common Shares fluctuated from a high of $1.08 to a low of $0.66 within the twelve month period preceding the date of this Form 20-F Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

We do not expect to pay dividends. The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the Common Shares are entitled to an equal share of any dividends declared and paid.

Other sections of this Annual Report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 4.    Information on the Company

A.    History and Development of the Company

The Company was organized under the Company Act of the Province of British Columbia on July 18, 1986 under the name of Berkley Resources Inc. by virtue of a statutory amalgamation among Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Inc. The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701. The principal business of the Company is that of a drilling participant in various oil and gas properties principally located in Alberta and Saskatchewan, Canada. In August 2001, the Company purchased the remaining interest in the office building that it occupies and became its sole owner. As a result, the Company now leases the other offices that it does not occupy to other businesses.

The Company presently participates in approximately 40 oil and gas wells in Alberta and Saskatchewan ranging from one percent to 35% working interests. Substantially all of the Company's oil and gas revenue is produced from nine discrete areas. Four are natural gas producers, three produce oil and two have a combination of oil and gas. Eight areas have been producing for several years while one oil producer is a new development. Since December 31, 2002, the Company has made principal capital expenditures of $612,357 for the year ended December 31, 2003, $1,301,715 for the year ended December 31, 2004 and $3,859,162 for the year ended December 31, 2005. In 2005, a major portion of the expenditures were incurred in connection with the Brazeau, Sturgeon Lake and Senex projects. In 2006, approximately $1.6 million of capital expenditures have been made on Senex. These capital expenditures were primarily financed through the issuance of shares under a private placement.

The Company also owns a 100% interest in an office building and respective land in the downtown core of Vancouver, British Columbia, Canada.

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

In making an investment, the Company will enter into an operating agreement, which we refer to as an "Operating Agreement", with other investors. The Operating Agreement sets forth the participating interest of the parties and incorporates the operating procedures manual, referred to as the "Manual", adopted by the Canadian Association of Petroleum Landmen. According to the Manual, the parties' interest and liability in each investment is several, and not joint, with the other participants. The interest of the Company in the lands, wells and equipment is that of tenants in common. Each investor in a drilling property is deemed to be a "Joint Operator", and an "Operator" is the party appointed to carry out the operations of the drilling program for the joint account. The Company usually is one of the Joint Operators in any Operating Agreement in which it participates. Each Joint Operator owns a share of the petroleum substances produced from the wells which is proportionate to that Joint Operator's ownership interest. Each Joint Operator, at its own expense, takes in kind and separately disposes of its proportionate share of production. If the Joint Operator fails or refuses to take its share of the products, the Operator has the authority to sell on behalf of that Joint Operator its share of the production. The Operator is delegated the authority to manage the exploration, development and operation of the joint lands. The Operator typically has the authority to commit on behalf of all Joint Operators up to $25,000 without separate written approval of all Joint Operators. Prior to commencement of work on any well covered by the Operating Agreement, the Operator must submit to each Joint Operator a program of drilling and an estimate of drilling costs and completion costs for approval by all Joint Operators.

Any assignment or transfer of the Company's interest in an Operating Agreement is subject to the procedures set forth in the Manual. The Company may be required to offer its interest to the Joint Operators prior to attempting a sale to a third party. In addition, the Company may "farmout" a portion of its working interest or retain an overriding royalty on production.

The oil and gas industry deals in two basic forms of ownership interests, namely "Working Interest" and "Overriding Royalties":

(i)
Working Interest, or "WI": WI means the percentage of undivided interest held by a Joint Operator in a specific tract of land (i.e. joint lands). The WI held by all Joint Operators in any specific tract of joint lands must total 100%. Each WI party is responsible for its WI percentage share of costs incurred to conduct "work" (i.e. drilling, seismic, production etc.) on the joint lands. WI are always considered to be an active interest in the costs, risks and benefits associated with the joint lands and operations conducted thereon and the oil or gas produced therefrom.

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

Operating Costs and Special Project Charges

In Canada, the relationship of all investors in a drilling program is that of Joint Operators. The property on which drilling is conducted is deemed "joint lands" and is held by the Joint Operators as tenants in common. The Joint Operators are owners of the undeveloped joint lands and each Joint Operator is entitled to its percentage of the production and can dispose of it as it deems necessary. Therefore, the gross revenue from oil or gas production is the percentage of oil and gas owned by the Company which it has sold to a buyer company. Each Joint Operator, such as the Company, must pay its share of the expenses incurred in extracting its share of the production from the well. The Company's investment in any one drilling program ranges from approximately $20,000 to $2,000,000, the majority of which must be paid prior to any production revenue being realized.

Company Activity

The Company continues to pursue its dual objectives: (i) to participate in developing new drilling prospects; and (ii) to purchase on-line production whenever the right opportunity is found. Areas of significant Company activity are as follows:

1.     John Lake, Alberta (Twp 55 Rge 1 W4M) - This sweet natural gas producing area is located in east central Alberta and was acquired by the Company through a farm in arrangement.  The Company holds a 10.00% WI in this area which is operated by Crescent Point Energy Partnership.

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

4.     Dollard Area, Saskatchewan (Twp 6 Rge 19 W3M) - This on-line oil production was purchased in late 2003 for a cash cost to the Company of $365,970. This property is located in southwestern Saskatchewan. The Company’s net daily production from this area is approximately 25 to 30 barrels per day. Infill drilling, retooling of some facilities and planned cleanup work will use up some cash in the short term. These expenditures are expected to provide increased production and cash flow over the longer term.

5.     Senex Area, Alberta (Twp 92/93 Rge 6/7 W5M) - This multi-zone prospect was acquired by the Company on March 1, 2004 pursuant to the swap of its Skiff property. The Company holds a 15% to 20% WI in 45 sections over this oil and gas prospect. An initial 14 section 3-D seismic program was conducted over the joint lands in early 2005, supplemented by an additional 11 section 3-D seismic program in 2006. The lands now contain eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong oilwell. Production facilities are being constructed. The one non-producing well drilled on the lands in 2006 will be used to provide water disposal capabilities for the production facility.

6.     Leduc Area, Alberta (Twp 49 Rge 26 W4M) - This D-1 (Wabamun) gas prospect was completed and placed into production in August 2004. This single well produces at 1.0 million cubic feet per day, or "mmcf/d". The Company holds a 4.00% WI in this project.

7.     Crossfield Area, Alberta (Twp 28 Rge 1 W5M) - This natural gas prospect is located 50 miles north of Calgary and is ready to drill. The property was acquired through a joint leasing program. We have surveyed the location and acquired the surface lease. Formal licencing procedures will take time to complete as this is a "sour-gas" prospect. The Company holds a 35% WI in this project, which has as its primary objective, natural gas in the Crossfield formation at a depth of approximately 9,800 feet. The test well has targeted projected reserves of 30 to 50 billion cubic feet of natural gas and drilling costs are estimated at $3.0 million of which the Company's share is estimated at approximately $1,075,000.

8.     Brazeau Area, Alberta (Twp 46 Rge 13 W5M) - This Nisku (D-2) natural gas prospect was drilled in the second half of 2004. The Company participated with two major oil and gas operators in completing this project which was placed into production in February 2005 at the initial rate of 4.0 mmfc/d. The Company paid 30% of the well costs to earn its 19.50 % WI. The test well cost approximately $7.1 million of which the Company's share was approximately $2.13 million. The test well produced natural gas for approximately 100 days in 2005 then loaded up with water. It is unlikely that it will be returned to economic production over the long term and accordingly the Company took a 100% write down of this property in 2005.

9.     Other Prospects - The Company will continue to seek out and develop new drilling opportunities for its own account and jointly with other operators.

As reported throughout 2005 and 2006, high oil and gas prices have provided the larger oil and gas producers with huge amounts of unbudgeted cash which they are now using to purchase on-line production as well as conduct aggressive drilling programs. The high prices paid for on-line production and the threat of increasing interest rates has cooled-down Income Trust Funds to some degree. Also, Income Trust Funds must, by design, distribute large amounts of their cash to unit holders. These distributions do not seem to be finding their way back to the industry as quickly as in the past, thus opening the field to cash-strong conventional operators. The Company continues its watch for on-line production opportunities; however these opportunities are very limited.

Reserves

The Company engages independent petroleum consultants to compile oil and gas reserve information with respect to its producing properties. The oil and gas reserve information relied upon by the Company in its financial statements ascertains the reserves on pricing assumptions which are not permitted under SEC rules but are acceptable under Canadian accounting rules. Effective December 31, 2005, the Company had all of its major producing properties evaluated by independent petroleum consultants who assigned total recoverable reserves to the Company's interest of 300,000 barrels of oil equivalent, or "boe": 20% was comprised of natural gas and 80% was comprised of oil and liquids. Natural gas is converted to boe at the industry standard rate of 6:1. The reduction in reserves from 2004 to 2005 was entirely related to the 100% write-down taken on the Brazeau Area discussed above.

Competition

The crude oil and natural gas industry, domestically and in the international arena, is highly competitive by nature. The Company must compete with integrated oil and natural gas companies and independent producers and marketers of crude oil and natural gas products in all aspects of the Company's business. This competition extends to exploration, property and asset acquisition and the selling of the Company's crude oil and natural gas products. The financial strength of the Company's competitors may at times be greater than that of the Company.

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

At the present time, Canadian natural gas is supplied to California by two pipelines: (i) a direct link through the San Francisco based Pacific Gas Transmission Company; and (ii) a displacement link via Pacific International Transmission Company. Both lines are presently committed. Pacific Gas Transmission has announced a proposed expansion of its pipeline which will deliver more Alberta natural gas to California. In 1998, construction of a new pipeline covering approximately 620 miles was completed, running from Alberta to the Montana border and to Opal, Wyoming, connecting with the Kern River Gas Transmission Co. pipeline which runs to southern California. California is an important market for Alberta natural gas producers because of the growing demand for natural gas in that state, but such importance has shifted slightly due to the integration of United States Midwest markets through the Alliance Pipeline system, which commenced operations in 1999.

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

D.    Property, Plants and Equipment

The Company is in the business of participating in various oil and gas drilling ventures in Alberta and Saskatchewan, by entering into Operating Agreements with other investors. Operating Agreements specify that each investors' ownership in the lands, wells and equipment is that of tenants-in-common. The following map sets forth the Company's more significant areas of activity:

The following is a description of the various interests of the Company in its oil and gas properties as at June 1, 2006.

Lease No.	Description	Interest	Status
Brazeau	Sec.13-46-13 W5M	30.00% WI BPO	Producing - gas
19.50% WI APO

Carbon
047790068	Sec.29-29-22 W4M	6%WI	Producing - gas
32443	Sec.32-29-22 W4M	6.25%WI	Producing - gas
25906	Sec.28-29-22 W4M	6.25%WI	Producing - gas
0477010002	Sec.31-29-22 W4M	10%WI	Producing - gas

Crossfield	Twp 28 Rge 1 W5M	35% WI	Prep. to drill

Dollard	Twp 6/7 Rge 19 W3M	20% WI	Producing - oil

North Halkirk
34398	S1/2 Sec.22-39-16 W4M	6.25%WI	Producing - gas/oil
26457	N/2 Sec.22-39-16 W4M	6.25%WI	Producing - gas/oil

Haven
047939297	Sec.12-25-4 W4M	0.3%WI	Not Producing
	Sec.7, 18-25-3 W4M	0.3%WI	Not Producing

John Lake
40852	All Sec.26&27-55-1 W4M	10%WI	Producing - gas
	Sec.1-56-1 W4M	10%WI	Producing - gas
485070102	W/2 36-55-1 W4M	10%WI	Producing - gas
487040220	E/2 Sec.36-55-1 W4M	10%WI	Producing - gas
40853A	All Sec.15-56-1-W4M	10%WI	Producing - gas
40855A	All Sec.24-56-1 W4M	10%WI	Producing - gas
40856	All Sec.34-56-1 W4M	10%WI	Producing - gas

Leduc	All Sec.33-49-26 W4M	4% WI	Producing - gas

Oyen
30364	S/2 Sec.16-29-4 W4M	1%WI	Not Producing
30365	SW/4 Sec. 24-29-5 W4M	0.750%WI	Not Producing
29517	N/2 Sec.24-29-5 W4M	0.750%WI	Not Producing

Senex	Twp 92/93 Rge 6/7 W5M	15/20% WI	Producing - oil

Sibbald
39367	Sec.2,4, E/2 9&10-28-1 W4M	0.50%WI	Producing - gas
0476122257	W/2 9-28-1 W4M Sec.3-28-1 W4M	0.25%WI 0.25%WI	Not Producing Not Producing
29513	S/2 Sec.15-28-1 W4M	1.00%WI	Producing - gas
6359A	N/2 Sec.15&S/2 Sec.22-28-1	1.00%WI	Not Producing

Lease No.	Description	Interest	Status
Skiff
0484080300	NW1/4Sec.29-4-14 W4M	10.526%WI	Producing - oil
	W1/2Sec.32-4-14 W4M	5.26315%	Producing - oil
048307070286	SW/4 of Sec.5-5-14	5.50%WI	Producing - oil

Zama Virgo
092020380	W/2 Sec.22-115-5 W6M	Sliding Scale	Producing - oil

Office Building
455 Granville Street Vancouver, Canada	Lot B, Block 22, District Lot 541, Plan 8227	100%	N/A

Productive Wells and Acreage

The following chart of the Company's total gross and net productive wells, expressed separately for oil and gas, and the total gross and net developed acres (i.e., acres spaced or assignable to productive wells) by the geographic areas is as at June 1, 2006.

Geographic Region	Total Gross Wells	Total Net Productive Wells	Target Oil Or Gas	Total Gross Developed Acres	Total Net Developed Acres
Alberta	27	3.63	both	39,520	7,677
Saskatchewan	13	2.40	oil	1,280	237

Undeveloped Acreage

As at June 1, 2006, the amounts of undeveloped acreage, both leases and concessions, in the western Canada (Alberta) geographic area consists of 41,600 gross acres and 7,488 net acres. The remaining terms on the leases within those properties are variable. Producing leases continue for the duration of productive lives.

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

		Exploratory Wells Drilled		Development Wells Drilled
Geographic Region	Year	Number of Net Productive	Number of Net Dry	Number of Net Productive	Number of Net Dry
Alberta	2005	0.50	Nil	0.20	Nil
	2004	0.70	0.15	0.20	Nil
	2003	Nil	0.28	0.10	Nil
Saskatchewan	2005	Nil	Nil	0.18	Nil
	2004	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil

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

Item 5.   Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended December 31, 2005 and 2004 should be read in conjunction with the financial statements and the related notes attached hereto.

A.    Operating Results

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in the Provinces of British Columbia and Alberta.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

The Company has continued to pursue quality projects with experienced partners in high opportunity areas. This approach has provided an overall good result, however individual projects will range from very good (Senex Area) to disappointing (Sturgeon Lake) to challenging (Brazeau Area). New prospect development is highly competitive as established operators are cash rich as a result of record high oil and gas prices while at the same time unwilling to do farmout or joint venture deals, preferring to keep for themselves any reasonably drill-worthy prospect. Accordingly, the Company will put its primary efforts into fully developing its existing projects and enhancing its representation in new projects now underway such as Crossfield, Alberta.

The Company presently holds working interests, ranging from 1% to 35%, in approximately 40 oil and gas wells in Alberta and Saskatchewan. Efforts continue to purge the Company’s asset base of minor interest properties, which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from five discrete areas. Four areas have been producing for several years (Dollard, Leduc, Carbon and John Lake) while one project (Senex), which has both oil and gas are new developments.

Oil and Gas Industry Overview

2005 saw a 39% increase in the average price paid for West Texas Intermediate (WTI) oil over that paid during 2004, while average natural gas prices increased 38%.

In 2005, oil prices started the year at U.S. $46.84 per barrel compared to U.S. $32.78 per barrel in 2004 for West Texas Intermediate, or "WTI". Oil prices rose steadily throughout 2005 to close at year-end 2005 at U.S. $65.51. The 2005 full year average price for WTI was U.S. $57.16 compared to $41.00 per barrel in 2004. Natural gas prices opened the year 2005 at US$5.52 per thousand cubic feet, referred to as "mcf", and closed year-end at US$10.02. The full year 2005 average price for natural gas was US$7.51 compared to an average of US$5.45 for the year 2004.

The combination of high natural gas prices and very strong oil prices during 2005 again provided large amounts of unbudgeted cash flow to producers. This strong cash flow again kept Income Trust Funds operating at a high activity level as it did for all senior producers. The inevitable shortage of available on-line production saw Income Trust Funds continue the merger process as a means of maintaining production levels whereas junior and mid-sized firms turned to the drill bit to develop new reserves. This combination saw on-line production being purchased at very high prices, if and when available, and drilling and operating costs reaching record highs, if and when equipment and services were available. These pressures are expected to continue into 2006, which will call for diligent attention to forward planning by the Company.

Overall, 2005 was highly active on several fronts. Again it was a difficult atmosphere in which to do business. Although 2006 has started off as a continuation of 2005 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

Company Activity

The Company experienced mixed results in its drilling program during 2005. Its 15% participation in the Sturgeon Lake project combined with its 12.50% farmout portion was the correct balance for this high-risk high-opportunity prospect. Unfortunately the test well was not successful and this project has been abandoned. The Brazeau project lived-up to its initial promise for 100 days by producing an average of four million cubic feet of gas per day (4.00 mmcf/d) before the otherwise often beneficial fracture system in the Nisku formation opened itself up to the underlying water which then overpowered the gas production from a depth of 11,500 feet. The Company considers it unlikely that any curative work can be done economically and therefore it has taken a full write-down of the gas reserves allocated at year-end 2004 which it now considers to be ‘stranded’. These projects were offset by the success and opportunity at Senex and Crossfield respectively as follows:

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M);

The Company (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this Area to 46.25 sections. The lands now contain eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong flowing oilwell capable of producing up to 500/600 barrels/day but currently being produced at 200/300 barrels/day while production facilities are being constructed. The one non-producing well drilled on the lands will be used to provide water disposal capabilities for the production facility.

None of the producing oilwells has any significant water production at this time, however the flowing oilwell is expected to gradually produce an increasing amount of water. Also, the Company and its partner have a seven to eleven well follow-up program planned based on the success of this well with drilling to commence in August 2006. The 3-D seismic program conducted in January 2005 and extended during the first quarter of 2006, provides strong support for the proposed follow-up drilling program. While operators are restricted for environmental reasons from drilling in this area until August, the Company and its partner are planning an aggressive 3-D seismic supported drilling program from August 2006 through March 2007 particularly in relation to developing the shallow gas and extension drilling related to the deeper flowing oilwell prospect.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process to drill this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; however major competition has entered the immediate area of the lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale. BP Canada added $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the sale was for a one section lease laterally adjoining the block, where a broker paid $770,304 ($3,009/hectare). We do not know the identity of the purchaser nor its willingness to do a joint venture. Regardless, the Company and its partners will continue to move ahead with their own drilling plans.

Production Acquisitions

High oil and gas prices have provided the larger oil and gas producers with huge amounts of cash which they are now using to purchase on-line production as well as conduct aggressive drilling programs. 2005 was the first time in several years that conventional oil and gas companies have been able or willing to compete with Income Trust Funds for on-line production. The ever increasing prices paid for on-line production and the threat of increasing interest rates plus the Federal Government’s announced intent to level the playing field for dividend paying companies has cooled-down Income Trust Funds to some degree or moved them to consider merger opportunities. Also Income Trust Funds must by design, distribute large amounts of their cash to unit holders. These distributions do not seem to be finding their way back to Industry as quickly as in the past thus opening the field to cash strong conventional operators. The Company continues its watch for on-line production that may be found below the radar of both Income Trust Funds and cash strong mid-sized operators; however these opportunities are very few.

Summary

The Company has been successful in developing new projects, which offer significant upside opportunities. The Senex project offers a long-range exploitation opportunity that could occupy the Company’s attention well into the future. The Crossfield project is a worthy venture in its own right, however when these are added to other existing projects, management believes the Company must be seen as having placed itself in a very opportune position to add shareholder value both in the short and long terms.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects the building achieved breakeven on an operating and cash flow basis. With the addition of a new mortgage on the building in 2005, in order to expand the Company’s oil and gas opportunities, the building currently is running at an annual cash flow deficit of approximately $42,000.  The Company believes that it will be able to pay down this mortgage from future oil and gas revenues in order to bring this asset cash flow positive in 2007.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31,
	2005	2004	2003
Total revenues	$1,647,324	$1,099,418	$844,732
Loss for the year	(1,922,458)	(729,034)	(255,456)
Loss per share	(0.195)	(0.102)	(0.038)
Total Assets	8,591,350	6,759,346	3,615,691
Total Liabilities	2,485,865	2,011,631	847,724
Working Capital (Deficit)	(99,421)	(1,039,862)	(280,293)

The increase in total revenues of $547,906 over the 2004 fiscal year is primarily due to an increase of $542,047 in oil and gas revenue. The increase in total assets from 2004 to 2005 was largely due to the Company raising cash through private placement financing and to a lesser extent, developing new oil and gas properties during 2005. Expansion of new oil and gas properties was actually $2,615,351 net however a write-down of $1,400,000 and amortization and depletion of $665,500 reduced the increase to total assets. Overall there was an increase of $1,372,266 in current assets compared to an increase of $459,738 in other assets. The write-down to oil and gas properties was also the reason for the increase in loss of $1,193,424 for fiscal 2005 compared to fiscal 2004. Total liabilities increased by $474,234 in fiscal 2005 due to the Company acquiring a loan of $1,500,000 from IMOR Capital Corp. Proceeds from this loan helped reduce accounts payable and accrued liabilities by $1,169,182 during the same period.

Results of Operations - Year ended December 31, 2005 Compared to Year Ended December 31, 2004.

Revenues

In total, there was a net oil and gas loss of $1,266,981 for the twelve months ended December 31, 2005, compared to a net income of $187,782 for the comparable period in 2004. Revenue was up 63% due to increased product prices and production levels, while operating costs were up 46%. Overall production expenses were up by 394% due primarily to an increase of $405,500 in amortization and depletion expense and a write down of oil and gas properties of $1,400,000 for the year ended December 31, 2005.

Real estate

The net rental loss for the year ended December 31, 2005 was $55,112, an increase of $41,988 over the same period in 2004. While the rental revenue actually increased by $5,859 and operating costs were reduced by $28,450, there was an increase in loan interest charges of $76,485 that caused a higher net rental loss instead of a net rental income. The increase in loan interest charges was due to the IMOR Capital Corp. loan of $1,500,000 that was acquired during 2005.

Expenses

General and administrative costs for the year ended December 31, 2005 were $271,926 higher than the year ended December 31, 2004. There were increases of $55,370 in administrative, office services and premises expenses, $100,297 in consulting and management fees, $62,423 in professional fees, $95,427 in finance fees on debt and $59,894 in shareholder information costs. The increase in finance fees on debt is mostly due to the financing fees related to an original loan of $1,000,000 from IMOR Capital Corp. which was then increased to an amount of $1,500,000. The increase in administrative costs were due to increased travel costs associated with exploring new business opportunities, new quarterly directors fees for those directors not earning other forms of compensation from the Company and a higher percentage of the cost sharing agreement with a company providing administrative services being implemented midway through the year. The increase in consulting and management fees is due to $97,500 bonuses to directors and the hiring of Lindsay Gorrill as President in the fourth quarter of 2005. The increase in professional fees was due to legal and accounting efforts to meet 2003 and 2004 Form 20-F filing requirements with the Securities Exchange Commission. Shareholder information costs increased due to efforts to increase company awareness which included an agreement with an investor relations firm that cost $5,000 per month. The investor relations agreement was terminated before the year end. Components of administrative, office services and premises costs also increase as a result of the Company increasing its business activities, infrastructure and company awareness. Although stock-based compensation expense was an amount of $173,538 in 2005, it experienced a decrease of $100,255 from the previous year.

Loss for the period

Loss before income taxes for the twelve months ended December 31, 2005 was $2,506,164 compared with 729,034 for the twelve months ended December 31, 2004, an increase of $1,777,130. The increase in the loss for the respective periods is due to the reasons discussed above and most particularly the write-down to oil and gas properties.

In addition to the above discussion the Company recognized a recovery of future income taxes related to the renunciation in 2005 of its 2004 flow through shares. This resulted in a recovery of future income taxes of $583,706.

Results of Operations - Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The Company's balance sheet as at December 31, 2004, as compared to December 31, 2003, reflected its expenditures on oil and gas properties and equipment and rental income for the period ended December 31, 2004 and the results of its operations for fiscal year December 31, 2004. Overall, total assets increased by $3,143,655 and total liabilities increased by $1,163,907. The Company's working capital deficiency increased from $280,293 at December 31, 2003 to a working capital deficiency of $1,039,862 at December 31, 2004.

Revenues

In total, net oil and gas income was $187,782 for the twelve months ended December 31, 2004, down from $278,147 for the same period for 2003. This was due to higher amortization and depletion charges in 2004. Gross revenue of $866,811 was up 43% compared to 2003 and was due to both increased production and pricing. Of this total gross revenue in 2004, the Company received $273,009 from the Dollard leases, $234,520 from the John Lake leases, $77,703 from the Carbon leases, $71,629 from the Senex leases, $57,732 from the Leduc leases, $50,006 from the Halkirk leases, $41,756 from the Skiff leases and $34,275 from the Zama/Virgo leases. Operating costs increased by 71% to $416,254 for the twelve months ended December 31, 2004 compared to $243,717 in 2003. This increase was primarily due to increased production volumes and related production expenses. Amortization and depletion charges increased from $79,500 in 2003 to $260,000 in 2004.

Rental revenue for 2004 decreased by $5,992 from 2003 and net rental loss for 2004 increased by $12,839 from 2003. The changes were due to several larger repair and maintenance projects undertaken during the first three quarters of 2004.

Expenses

General and administrative costs for the twelve months ended December 31, 2004 were $903,692, an increase of $409,181 over fiscal 2003. This increase is due primarily to the recognition of stock-based compensation expenses of $273,793 in 2004 as compared to $2,390 in 2003. Prior to 2004, the Company was only required to record the fair market value of stock options granted to non-employees as illustrated by the lesser 2003 amount. As of January 1, 2004 the Company was required to record the fair market value of stock options granted to employees as well as non-employees which resulted in the higher 2004 amount charged to operations.

Other general and administrative items that had significant increases in costs were administrative, office services, and premises expenses, which increased by $46,673; consulting and management fees, which increased by $58,243; and professional fees, which increased by $46,779. These increases were primarily the result of the increase in oil and gas exploration and production activities.

Loss for the period

Loss for the twelve months ended December 31, 2004 was $729,034 compared with $255,456 for the twelve months ended December 31, 2003, an increase of $473,578. The increase in the loss for the respective periods is due primarily to higher stock based compensation expense and to a lesser extent an increase in professional fees, management and consulting fees.

Impact of Inflation

Inflation was modest through 2005. Dramatic swings in world oil prices have affected the Company much more than inflation. At the end of 2005 all provincial and federal fiscal regimes were stable which enabled the oil and gas industry to operate within a predictable environment.

B.    Liquidity and Capital Resources

At December 31, 2005 the Company had current assets of approximately $2,301,005 of which $2,173,537 was comprised of cash and accounts receivable, offset by accounts payable and accrued liabilities of $353,363. Current assets were used to pay down accounts payable and accrued liabilities by $1,169,182 and further investment in oil and gas properties and equipment by $2,615,351 in fiscal 2005.

Total working capital deficiency at December 31, 2005 is $99,421, compared with a working capital deficiency of approximately $1,039,862 at December 31, 2004.

Total working capital deficiency includes a bank demand loan of $322,146, a short term bank loan of $100,000 due January 3, 2006 and a loan of $1,500,000 to IMOR Capital Corp. that will be due September 1, 2006. The Company’s present arrangements with the lender of the bank demand loan call for monthly payments of $11,900. The short term bank loan was repaid as per the agreement subsequent to year end. Management does not anticipate any material change to the repayment arrangements to this lender. The IMOR loan agreement calls for monthly interest only payments of $13,750 for one year upon which the balance is due. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.

Other than the second loan agreement, there have been no material changes in the Company’s contractual obligations since its latest fiscal year end, December 31, 2005.

In the opinion of the Company, its working capital will be sufficient to meet its current requirements. To the extent that the Company's working capital will be insufficient to meet future obligations, the Company will rely on equity issuances, debt or possible divestitures of certain of its assets.

Capital Resources

The Company plans to continue its participation in the Senex Area and Crossfield West Area discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

The Company's financial statements are prepared in accordance with Canadian GAAP. US GAAP has certain notable differences which are set out on Note 16 to the financial statements of the Company which are included in this Annual Report.

C.    Research and Development, Patents and License, etc.

Not Applicable.

D.    Trend Information

Oil prices started the year 2005 at U.S. $46.84 per barrel compared to 2004 at U.S. $32.78 per barrel for West Texas Intermediate, or "WTI". Oil prices rose steadily throughout 2005 to close at year-end 2005 at U.S. $65.51. The 2005 full year average price for WTI was U.S. $57.16 compared to $41.00 per barrel in 2004. Natural gas prices opened the year 2005 at US$5.52 per thousand cubic feet, referred to as "mcf", and closed year-end at US$10.02. The full year 2005 average price for natural gas was US$7.51 compared to an average of US$5.45 for the year 2004.

Regardless of these and other specific influences on oil and gas prices from time to time, the management of the Company believes that U.S $50.00 per barrel for WTI oil is a reasonable, industry accepted benchmark on which to base investment decisions. This benchmark price for oil will translate into natural gas prices within the range of Cdn $5.00 to $7.00 per mcf. The combination of steady natural gas prices and very strong oil prices during 2005 again provided large amounts of unbudgeted cash flow to producers. This strong cash flow kept Income Trust Funds operating at a high activity level as it did for all senior producers. The inevitable shortage of available on-line production saw Income Trust Funds start the merger process as a means of maintaining production levels whereas junior and mid-sized firms turned to the drill bit to develop new reserves. This combination saw on-line production being purchased at very high prices, if and when available, and drilling and operating costs reaching record highs, if and when equipment and services were available. These pressures are expected to continue into 2006 which will call for diligent attention to forward planning by the Company and indeed all operators.

Overall, 2005 was highly active on several fronts. In many ways it was a difficult atmosphere in which to do business. Although 2006 has started off as a continuation of 2005 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

E.    Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.    Tabular disclosure of contractual obligations

	Payments due by period
	Total Amount	Less than one year	One to three years	Three to five years	More than five years
Consulting Agreements	$60,000	$60,000	$-	$-	$-
	36,000	36,000	-	-	-
Total:	96,000	96,000	-	-	-

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in "Item 3. Key Information - Risk Factors", and in other documents that we file with the SEC. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

The following is a list of the Company's directors and officers as at December 31, 2005.

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
1986 - Present
Matt Wayrynen(1)	Chief Executive Officer, Executive Chairman and Director	Corporate Executive; President and Director of Coral Gold Resources Ltd., VP, Operations and Director of Bralorne Gold Mines Ltd., Retired Real Estate and Investment Adviser.	June 2002 - Present
Lloyd Andrews	Director and Chairman
Retired Businessman; Director of Smith Barney Mutual Fund; Director of Coral Gold Resources Ltd.; Director of Bralorne Gold Mines Ltd.; Director of Avino Silver & Gold Mines Ltd. and Senior Consultant to Chem Nuclear Systems and Flow International.
June 2002 - Present
James O’Byrne	Director and VP Operations	Oil and Gas Consultant; President of O’Byrne Resource Management Ltd.	June 2003- Present
Lindsay E. Gorrill	President, Chief Operating Officer and Director	Corporate Executive; Chief Financial Officer of Coral Gold Resources Ltd.; Former President and Chief Executive Officer of WGI Heavy Minerals Incorporated; Manager, KPMG.	July 2004-Present
David Wolfin	Director and VP Finance
Mining Executive; Director and VP Finance of Bralorne Gold Mines Ltd., Director of Coral Gold Resources Ltd., Director and President of Avino Silver & Gold Mines Ltd., Director of Mill Bay Ventures Inc., Director and President of Gray Rock Resources Ltd. and Director of Cresval Capital Corp.
June 2005 - Present
Ronald Andrews	Director	Owner and operator of Andrews Orchards from 1972 to present.	June 2005 - Present
Phillip Piffer	Director	President and CEO of Genesis Fueltech Inc. from June 2001 to present.	November 2005 - Present
Connie Lillico	Secretary	Officer of five other reporting issuers; Former office administrator and paralegal.	July 2004-Present
___________________________________
(1)     Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.

B.    Compensation

Compensation of Directors

The management directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The non-management directors of the Company are paid $500 per quarter. The Chairman of the Board and the Chairman of each committee of the board is also paid $500 per quarter. The Company has no arrangements, standard or otherwise, pursuant to which its directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the fiscal year ended December 31, 2005, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. Incentive stock options, however, have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 1,412,500 common shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Louis Wolfin	5,000	$0.52	September 19, 2003	September 19, 2008
	75,000	$0.90	December 23, 2005	December 23, 2010
Lloyd Andrews	172,500	$0.52	September 19, 2003	September 19, 2008
	45,000	$0.90	December 23, 2005	December 23, 2010
James O'Byrne	50,000	$0.52	September 19, 2003	September 19, 2008
	20,000	$0.81	October 19, 2004	October 19, 2009
	100,000	$0.90	December 23, 2005	December 23, 2010
Matt Wayrynen	300,000	$0.52	September 19, 2003	September 19, 2008
	50,000	$0.90	December 23, 2005	December 23, 2010
Lindsay Gorrill	50,000	$0.81	October 19, 2004	October 19, 2009
	150,000	$0.90	December 23, 2005	December 23, 2010
Ron Andrews	50,000	$0.81	October 19, 2004	October 19, 2009
	50,000	$0.90	December 23 2005	December 23, 2010
David Wolfin	50,000	$0.52	September 19, 2003	September 19, 2008
	150,000	$0.57	November 26, 2003	September 19, 2008
Phillip Piffer	50,000	$0.90	December 23, 2005	December 23, 2010
Connie Lillico	30,000	$0.81	October 19, 2004	October 19, 2009
	15,000	$0.90	December 23, 2005	December 23, 2010

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

The following table sets forth particulars concerning the compensation of the Company's executives for the Company's calendar year ended December 31, 2005.

Summary Compensation Table
	Annual Compensation					Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1)	Bonus for the Year	Other Annual Compensation		Securities Under Options/SARs Granted (#)(2)	Restricted Shares/Units Awarded (#)	All Other Compensation
Matt Wayrynen Chief Executive Officer and Executive Chairman	2005 2004 2003	$60,000 60,000 60,000	$40,000 24,628.73 Nil	$	Nil Nil Nil	350,000 300,000 300,000	Nil Nil Nil	$1,389 1,082 Nil
Lindsay Gorrill President and Chief Operating Officer	2005 2004 2003	11,392 Nil Nil	30,000 Nil Nil		Nil Nil Nil	200,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil
____________________________
(1)   No executive officer earned in excess of $100,000.
(2)   Represents total common shares under option as of the end of the calendar year.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

C.    Board Practices

As of December 31, 2005, the board of directors of the Company consisted of eight directors: Matt Wayrynen, Lloyd Andrews, Louis Wolfin, James O'Byrne, Lindsay Gorrill, David Wolfin, Ronald Andrews and Phillip Piffer. Each of the directors will serve until the next annual general meeting of shareholders. The officers of the Company are elected by the board and serve at the pleasure of the board. The size and experience of the board is important for providing the Company with effective governance. The board’s mandate and responsibilities can be effectively and efficiently administered through the five directors. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required.

The board has considered the relationships of each director to the Company and considers three of the eight directors to be "unrelated" (Messrs. L. Andrews, R. Andrews and Piffer). "Unrelated director", means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

Three of the directors (Messrs. Matt Wayrynen, Louis Wolfin and David Wolfin) are related family members.

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

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than $500 per quarter to non-management directors and $500 per quarter for the Chairman and chairman of each committee. Further, the Company has no contracts with any of its directors that provide for payments upon termination.

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

The audit committee consists of three directors (Messrs. Phillip Piffer, Ronald Andrews and David Wolfin) two of whom are unrelated (Messer. Piffer and Andrews) and all of whom are financially literate, and have accounting or related financial expertise. "Financially literate" means the ability to read and understand a balance sheet, an income statement, and a cash flow statement. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

Compensation Committee

The board also has a compensation committee. The compensation committee reviews and determines compensation for officers and directors, as well as bonuses and other incentive programs for employees. As of June 28, 2006, the compensation committee was comprised of Ronald Andrews, Lloyd Andrews and Matt Wayrynen.

Corporate Governance Committee

The corporate governance committee of the board manages the corporate governance system of the board and assists the board in fulfilling its duties to meet applicable legal, regulatory and self-regulatory business principles and codes of best practice. As of June 28, 2006 the corporate governance committee consisted of Lloyd Andrews, Ronald Andrews, Matt Wayrynen and Phillip Piffer.

D.    Employees

The Company has no full time employees.

E.    Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of June 15, 2006.

Name of Beneficial Owner	Number of Shares	Percent
Louis Wolfin	105,000	0.74
Matt Wayrynen(1)	1,183,689	8.34
Lloyd Andrews	232,500	1.64
James O'Byrne	50,000	0.35
Lindsay Gorrill	127,500	0.90
David Wolfin	90,800	0.64
Ronald Andrews	61,000	0.37
Phillip Piffer	Nil	Nil
Connie Lillico	5,000	0.04
All Officers and Directors as a Group (nine in number)		12.71
______________________
(1)   1,087,389 shares are held by his spouse.

The company currently maintains a formal stock option plan, under which stock options have been granted and may be granted to purchase up to 2,837,000 common shares. To date, stock options to purchase a total of up to 1,817,500 shares have been granted under the plan, of which 31,000 were subject to termination leaving options for 1,050,500 shares available for issuance.

Options Granted to Directors and Officers During the Fiscal Year

Name of Director/Officer	Securities Under Option	Exercise Price	Purchase Price, if any	Expiration Date
Lindsay Gorrill	150,000	$0.90	N/A	12/23/10
Jim O’Byrne	100,000	$0.90	N/A	12/23/10
Louis Wolfin	75,000	$0.90	N/A	12/23/10
Matt Wayrynen	50,000	$0.90	N/A	12/23/10
Ronald Andrews	50,000	$0.90	N/A	12/23/10
Phillip Piffer	50,000	$0.90	N/A	12/23/10
Lloyd Andrews	45,000	$0.90	N/A	12/23/10
Connie Lillico	15,000	$0.90	N/A	12/23/10

Outstanding Options

The following information, as of June 1, 2006, reflects outstanding options held by directors, officers, employees and consultants of the Company.

	No. of Shares	Date of Grant	Exercise Price	Expiration Date
Louis Wolfin	5,000	09/19/03	$0.52	09/19/08
James O'Byrne	50,000	09/19/03	$0.52	09/19/08
Andrea Regnier	3,000	09/19/03	$0.52	09/19/08
David Wolfin	50,000	09/19/03	$0.52	09/19/08
Matt Wayrynen	300,000	09/19/03	$0.52	09/19/08
Lloyd Andrews	172,500	09/19/03	$0.52	09/19/08
David Wolfin	150,000	11/26/03	$0.57	09/19/08
Jevin Werbes	6,000	03/25/04	$0.74	09/19/08
Lindsay Gorrill	50,000	10/19/04	$0.81	10/19/09
Ron Andrews	50,000	10/19/04	$0.81	10/19/09
Dennis Goruk	50,000	10/19/04	$0.81	10/19/09
Connie Lillico	30,000	10/19/04	$0.81	10/19/09
James O'Byrne	20,000	10/19/04	$0.81	10/19/09
Edward Lawson	15,000	10/29/04	$0.77	10/29/09
Kjeld Werbes	15,000	10/29/04	$0.77	10/29/09
Freddie Chapel	2,500	10/29/04	$0.77	10/29/09
Jim Baylis	5,000	10/29/04	$0.77	10/29/09
Lindsay Gorrill	150,000	12/23/05	$0.90	12/23/10
Jim O’Byrne	100,000	12/23/05	$0.90	12/23/10
Louis Wolfin	75,000	12/23/05	$0.90	12/23/10
Ernest Calvert	75,000	12/23/05	$0.90	12/23/10
Matt Wayrynen	50,000	12/23/05	$0.90	12/23/10
Ronald Andrews	50,000	12/23/05	$0.90	12/23/10
Phillip Piffer	50,000	12/23/05	$0.90	12/23/10
Lloyd Andrews	45,000	12/23/05	$0.90	12/23/10
Kevin Bales	20,000	12/23/05	$0.90	12/23/10
Connie Lillico	15,000	12/23/05	$0.90	12/23/10
Jim Baylis	5,000	12/23/05	$0.90	12/23/10
Gloria Chan	2,500	12/23/05	$0.90	12/23/10
Jevin Werbes	2,500	12/23/05	$0.90	12/23/10
Olivia De Almeida	2,500	12/23/05	$0.90	12/23/10
Options held by officers and directors as a group	1,412,500

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government or any foreign government, or by any other natural or legal person.

The following sets forth, as at June 15, 2006, the share ownership of directors, officers and persons known to the Company to own beneficially five percent (5%) or more of the outstanding shares of each class of the Company¢s voting securities. The Company's major shareholders do not have different voting rights and there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company:

Name	Number of Shares of Common Stock Owned	Percent of Class
Matt Wayrynen	96,300	*
Lisa Wayrynen**	1,087,389	7.66

*     Less than 1%.
**   Spouse of Matt Wayrynen, the Company's Chief Executive Officer and Executive Chairman.

B.    Related Party Transactions

An amount of $3,454 (2004: $Nil) is due from a public company with common management and a common director.

Amounts due to related parties include $9,341 (2004 - $nil) to directors of the Company for directors fees and expense reimbursements, $90,000 to directors as a bonus, $5,807 (2004 - $nil) to the President of the Company and $19,769 (2004 - $nil) to a private company owned by public companies having common directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $320,392 were paid to directors and their private companies in 2005 (2004: $193,257) which includes a debt financing fee of $29,000 which was paid to a director (2004: Nil).

During the year, current and or former directors and or Officers exercised 217,500 options for total proceeds of $78,900 (2004: 320,000 options for total proceeds of $126,800). In addition, current and or former directors and Officers subscribed for 25,000 shares of the Company for total proceeds of $22,500 (2004: 476,000 shares of the Company for total proceeds of $476,000).

Consulting fees totaling $96,000 were paid to a former director and his spouse in 2005 (2004: $96,000).

Administrative services, office supplies and accounting charges totaling $121,303 were paid to a private company owned by public companies having common directors (2004: $79,200).

C.    Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial Information

A.    Financial Statements and Other Financial Information

1.    The following financial statements of the Company are attached to this Annual Report:

Auditors' Report.
Balance Sheet as at December 31, 2005 and 2004.
Statements of Operations for the years ended December 31, 2005, 2004 and 2003.
Statements of Deficit for the years ended December 31, 2005, 2004 and 2003.
Statements of Cash flows for the years ended December 31, 2005, 2004 and 2003.
Notes to the Financial Statements.

2.    The Company has never paid any dividends and does not intend to in the near future.

B.    Significant Changes

On March 23, 2006 the Company announced that it has commenced trading on the Frankfurt Stock Exchange under the symbol "W80".

Item 9.    The Offer and Listing

A.    Offer and Listing Details

The Company's common stock is listed in Canada on the TSX Venture Exchange under the symbol "BKS", in the United States on the Pink Sheets under the symbol "BRKDF" and in Germany on the Frankfurt Stock Exchange under the symbol "W80".

As of December 31, 2005, 2.76 % of the Company's outstanding common stock was registered in the names of United States residents. There were, as of December 31, 2005, 37 record holders in the United States. The Company¢s common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of Computershare Trust Company of Canada in the city of Vancouver, the registrar and transfer agent for the common stock.

The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company's common stock for the last six months, for each quarter for the last two fiscal years, and for the five most recent fiscal years is as follows:

	TSX Venture Exchange (Canadian Dollars)

Last Six Months	High	Low
May 2006	0.89	0.70
April 2006	1.08	0.78
March 2006	1.06	0.82
February 2006	0.85	0.75
January 2006	0.79	0.67
December 2005	0.90	070

2005
Fourth Quarter	1.06	0.67
Third Quarter	1.01	0.66
Second Quarter	1.15	0.90
First Quarter	1.50	0.90

2004
Fourth Quarter	1.50	0.96
Third Quarter	1.13	0.65
Second Quarter	1.04	0.75
First Quarter	1.09	0.72

Five Most Recent Fiscal Years
December 31, 2005	1.50	0.66
December 31, 2004	1.50	0.72
December 31, 2003	0.80	0.40
December 31, 2002	0.60	0.28
December 31, 2001	0.45	0.28

B.    Plan of Distribution

Not Applicable.

C.    Markets

The Company's common stock is listed in Canada on the TSX Venture Exchange under the symbol "BKS", in the United States on the Pink Sheets under the symbol "BRKDF" and in Germany on the Frankfurt Stock Exchange under the symbol "W8O".

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

E.    Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property, referred to as a "U.S. Holder". This summary is based on the current provisions of the Income Tax Act (Canada), referred to as the "Tax Act", the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Revenue Canada, Customs, Excise and Taxation, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended, referred to as the "Treaty". Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.  Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder's particular circumstances.

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

The 10% United States shareholders of a CFC are subject to current United States tax on their pro rata shares of certain income of the CFC and their pro-rata shares of the CFC's earnings invested in certain United States property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

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

Not Applicable.

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

Item 16A. Audit Committee Financial Expert

The board of directors determined that Mr. Phillip Piffer is qualified as an Audit Committee Financial Expert. Mr. Piffer is independent as determined by the NASD listing standards.

Item 16B. Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same.

Item 16C. Principal Accountant Fees and Services

The independent auditor for the fiscal years ended December 31, 2004 and 2005 was Staley, Okada & Partners, Chartered Accountants.

Audit Fees

The aggregate fees billed by the Company’s external auditors for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2005 was $27,500 and December 31, 2004 was $30,809.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2005 was $3,372. There were no such fees billed for the fiscal year ended December 31, 2004.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2005 was $1,650 and December 31, 2004 was $1,500. The services comprising these fees were regarding preparation of corporate tax returns and taxation advisory services.

All Other Fees

Other than referred to above, there were no aggregate fees billed for professional services rendered by the Company’s independent auditors for the fiscal years ended December 31, 2005 and December 31, 2004.

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

None.

Part III

Item 17. Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits

1.	Audited Financial Statements and Financial Statement Schedules:

2.	Exhibits

Exhibit Number	Name
1.	Memorandum of Berkley Resources Inc.*
2.	Articles of Berkley Resources Inc.*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act
13.1	Certificate of the Principal Executive Officer under section 906
13.2	Certificate of the Principal Financial Officer under section 906

*   Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BERKLEY RESOURCES INC.

Dated: June 28, 2006	By:	/s/ Matt Wayrynen
Matt Wayrynen, Chief Executive Officer and
Executive Chairman

BERKLEY RESOURCES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

Canadian Funds

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-8377 info@staleyokada.com www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Berkley Resources Inc.:

We have audited the accompanying balance sheets of Berkley Resources Inc. (the "Company") as at December 31, 2005 and 2004 and the related statements of operations, deficit and cash flows for each of the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

The comparative figures for the year ended December 31, 2003 are based on financial statements audited by another auditor who expressed an unqualified opinion in his report dated March 31, 2004.

"Staley, Okada & Partners"
Vancouver, BC, Canada	STALEY, OKADA & PARTNERS
April 10, 2006	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future. Our report to the shareholders dated April 10, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

"Staley, Okada & Partners"
Vancouver, BC, Canada	STALEY, OKADA & PARTNERS
April 10, 2006	CHARTERED ACCOUNTANTS

BERKLEY RESOURCES INC.
BALANCE SHEETS
For the Years Ended December 31

	2005	2004
ASSETS

Current Assets
Restricted cash (Note 5)	$1,894,681	$712,678
Accounts receivable	278,856	145,422
Taxes recoverable	22,325	31,079
Prepaid expenses	101,689	17,500
Due from related parties (Note 13a)	3,454	22,060
	2,301,005	928,739

Prepaid oil and gas costs	295,350	376,693

Oil and gas properties and equipment (Note 6)	3,939,531	3,389,679

Rental property (Note 7)	2,049,015	2,061,915

Other property plant and equipment (Note 8)	6,449	2,320
	$8,591,350	6,759,346

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$353,363	$1,522,545
Bank loans (Note 9)	1,922,146	446,056
Due to related parties (Note 13b)	124,917	-
	2,400,426	1,968,601

Site restoration liabilities (Note 3e)	85,439	43,030
	2,485,865	2,011,631

Continued Operations (Note 1)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	8,762,671	5,734,921
Contributed Surplus (Note 11)	589,036	336,558
Deficit	(3,246,222)	(1,323,764)
	6,105,485	4,747,715
	$8,591,350	$6,759,346

Approved by the Directors:

"Matt Wayrynen"	Director	"Lindsay Gorrill"	Director

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31

	2005	2004	2003

OIL AND GAS REVENUE	$1,408,858	$866,811	$606,133

Oil and gas production expenses
Operating costs	608,045	416,254	243,717
Amortization and depletion	665,500	260,000	79,500
Write-down of oil and gas properties	1,400,000	-	-
Accretion of site restoration liabilities	2,294	2,775	4,769
	2,675,839	679,029	327,986

OIL AND GAS INCOME (LOSS)	(1,266,981)	187,782	278,147

RENTAL REVENUE	238,466	232,607	238,599
Rental operations expenses
Operating costs	180,779	209,229	198,596
Interest on bank loan	99,532	23,047	26,272
Amortization	13,267	13,455	14,016
	293,578	245,731	238,884
NET RENTAL LOSS	(55,112)	(13,124)	(285)

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting and management fees	410,567	310,270	252,027
Administrative, office services and premises	244,233	188,863	142,190
Stock based compensation	173,538	273,793	2,390
Professional fees	163,544	101,121	54,342
Finance fees on debt	95,427	-	-
Shareholder information	69,717	9,823	11,032
Filing and transfer agent fees	17,130	19,413	12,176
Amortization	1,462	409	20,354
	(1,175,618)	(903,692)	(494,511)
OTHER INCOME (EXPENSES)
Computer software written off	-	-	(54,988)
Interest expense	(10,487)	-	(7,288)
Interest and other income	2,034	-	23,469
	(1,184,071)	(903,692)	(533,795)
LOSS BEFORE INCOME TAXES	(2,506,164)	(729,034)	(255,456)
Recovery of future income taxes (Note 12b)	583,706	-	-
LOSS FOR THE YEAR	$(1,922,458)	$(729,034)	$(255,456)
LOSS PER SHARE	$(0.20)	$(0.10)	$(0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	9,849,082	7,175,945	6,797,184

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
For the Years Ended December 31

	2005	2004	2003

DEFICIT, beginning of period	$(1,323,764)	$(563,849)	$(308,393)

RETROACTIVE ADJUSTMENT
Stock based compensation (Note 4)	-	(30,881)	-

DEFICIT, restated, beginning of period	(1,323,764)	(594,730)	(308,393)

Loss for the year	(1,922,458)	(729,034)	(255,456)

DEFICIT, end of year	$(3,246,222)	$(1,323,764)	$(563,849)

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31

CASH PROVIDED BY (USED IN):	2005	2004	2003
OPERATING ACTIVITIES
Loss for the year	$(1,922,458)	$(729,034)	$(255,456)
Items not requiring cash in the year:
Accretion of site restoration liability	2,294	2,775	4,769
Amortization and depletion	680,229	273,864	113,870
Write-down of oil and gas properties	1,400,000	-	-
Recovery of future income taxes	(583,706)	-	-
Computer software written off	-	-	54,988
Stock based compensation	173,538	273,793	2,390
	(250,103)	(178,602)	(79,439)
Net change in non-cash working capital balances:
Accounts receivable	(133,434)	(45,419)	11,155
Taxes recoverable	8,754	13,413	(40,370)
Prepaid expenses	(9,189)	11,649	(2,527)
Due from related parties	18,606	-	(12,060)
Computer software held for resale	-	-	(4,008)
Accounts payable and accrued liabilities	1,833	42,419	92,195
Due to related parties	124,917	-	-
	(238,616)	(156,540)	(35,054)
INVESTING ACTIVITIES
Prepaid oil and gas costs	81,343	(376,693)	-
Proceeds on disposal of oil and gas property	112,500	-	-
Oil and gas properties and equipment, net	(3,859,162)	(1,301,715)	(612,357)
Other property, plant and equipment	(5,548)	(2,728)	-
	(3,670,867)	(1,681,136)	(612,357)
FINANCING ACTIVITIES
Bank and other loans received	1,870,000	-	-
Bank and other loans repaid	(393,910)	(119,753)	(109,424)
Issuance of common shares and warrants	3,615,396	2,434,882	5,100
	5,091,486	2,315,129	(104,324)
Increase (Decrease) in Cash	1,182,003	477,453	(751,735)
Cash, Beginning of Year	712,678	235,225	986,960
Cash, End of Year	$1,894,681	$712,678	$235,225
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Shares issued for services - prepaid	$75,000	$-	$-
Recovery of future income taxes	$583,706	$-	$-
Site reclamation accrued (recovery)	$40,115	$(96,247)	$-
Stock option compensation	$173,538	$273,793	$2,390
Accounts payable - Oil and gas properties	$251,814	$1,423,239	$88,419
SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE
Interest on long-term debt	$99,532	$23,047	$26,272

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31

1.	Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2005 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2006 (Note 5). As at 31 December 2005, the Company had working capital deficit $99,421 (2004 - $1,039,862).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

2.	Nature of Operations

Berkley Resources Inc. (the "Company" or "Berkley") was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

3.	Significant Accounting Policies

a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 16.

Certain comparative balances have been reclassified to conform with current year accounting policies and financial statement presentation.

b)	Currency

All amounts in these financial statements are expressed in Canadian dollars.

c)	Revenue recognition

Revenue associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year received from third party purchasers on delivery. Differences between production and amounts delivered and sold are not significant.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31

3.    Significant Accounting Policies - Continued

d)    Oil and gas properties and equipment

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

Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre unless this results in a change of 20% or more in the depletion rate. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

In accordance with guidelines published by the Canadian Institute of Chartered Accountants, the company applies an annual "ceiling test" by cost centre to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on commodity prices in effect at the financial statement date and current operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value for all cost centres is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion. For presentation purposes, the Company refers to the additional depletion as a write-down of oil and gas properties.

Substantially all of the Company’s oil and gas interests are conducted jointly with others. The financial statements reflect only the Company’s share of assets, liabilities, and operations. As at 31 December 2005, the Company does not operate any of its oil and gas interests.

e)    Site restoration liability

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110"), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of the environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The following table sets out the activity for the Company’s site restoration liabilities for the years ending December 31, 2005 and 2004:

	2005	2004
Opening balance	$43,030	$136,502
Accretion	2,294	2,775
Additions	40,115	22,915
Reduction due to disposal	-	(119,162)
	$85,439	$43,030

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.    Significant Accounting Policies - Continued

f)    Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life, currently at the rate of 4% per annum by the declining balance method.

Other capital assets consist of computer equipment, furniture and equipment and is amortized at the rate of 30% per annum by the declining balance method.

g)    Financial instruments

The Company’s financial instruments include restricted cash, accounts receivable, taxes recoverable, due from and to related parties, accounts payable and accrued liabilities, and bank loans. The carrying values of these financial instruments approximate their fair values. The Company is not exposed to significant credit or currency risk on its financial instruments, however it is exposed to interest risk on its bank loan.

h)    Use of estimates

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

i)    Stock based compensation plan

Compensation expense is recorded for the estimated fair value of stock options granted. The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital (Note 10a).

j)    Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)    Income taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.    Significant Accounting Policies - Continued

l)    Share Capital

i)    The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)    Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

All costs related to issuances of share capital will be charged against the proceeds received from the related share capital.

m)    Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

4.    Accounting Changes

a)    Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments" with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 3i. This change has been applied retroactively; however, the financial statements for 2003 have not been restated. Rather, the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting principles. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

b)    Variable Interest Entities - Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities", to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities." The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position. The Guideline is effective January 1, 2005 for the Company.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.    Accounting Changes - Continued

c)    Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. This policy has no impact on the December 31, 2004 financial statements. The Company will recognize the tax liability and the decrease in shareholders equity associated with the 2004 flow through shares in fiscal 2005, as this is the period when the company renounced the expenditures for tax purposes.

5.    Restricted Cash

In December 2005, the Company raised $3,266,980 in a flow-through private placement. The entire amount of the proceeds is restricted to use for qualifying Canadian exploration expenditures. As at 31 December 2005, the Company had spent $197,200 of the required flow through expenditures of $3,266,980. Management expects that the remaining $3,069,780 will be spent in 2006. As at 31 December 2005, the Company has $1,894,681 to complete its remaining flow through expenditures of $3,069,780. As at 31 December 2005, the Company has a short fall of $1,175,099 in flow through funds.

6.    Oil and Gas Properties and Equipment

	2005	2004
Oil and gas properties and equipment, cost	$9,249,158	$6,633,806

Less: Accumulated amortization and depletion	(3,909,627)	(3,244,127)
Write-down of oil and gas properties	(1,400,000)	-

	$3,939,531	$3,389,679

Oil and gas properties and equipment includes the cost of unproven properties of approximately $330,228 (2004 - $188,918) which are currently not subject to depletion. The Company expects to finance additional expenditures through private placements, existing production revenue, and/or additional debt. In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

During the year ended December 31, 2005, five property areas produced 87% (2004 - 76%) of the total oil and gas revenue. There is no guarantee that this revenue will continue in future periods. In addition, $465,401 of 2005 revenue (2004 - nil) came from a well that was abandoned in fiscal 2005 and is unlikely to produce any future revenue.

7.    Rental Property

	2005	2004
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(137,631)	(124,731)
	310,021	322,921
Land, at cost	1,738,994	1,738,994
	$2,049,015	$2,061,915

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

8.    Other Property, Plant and Equipment

	Cost	Accumulated Amortization	Net 2005	Net 2004
Computer equipment	$27,949	$(24,143)	$3,806	$2,319
Furniture and fixtures	8,521	(5,879)	2,642	-
Truck	39,040	(39,039)	1	1
	$75,510	$(69,061)	$6,449	$2,320

9.    Bank Loans

	2005	2004
Canadian Imperial Bank of Commerce	$322,146	$446,056
Canadian Imperial Bank of Commerce	100,000	-
IMOR Capital Corp.	1,500,000	-
	$1,922,146	$446,056

The bank loan of $322,146 payable to the Canadian Imperial Bank of Commerce ("CIBC") bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage in the amount of $1,304,000 over the Company’s rental property (Note 7) and an assignment of rents and insurance. Also, two directors have supplied guarantees of $150,000 each. The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

The bank loan of $100,000 payable to the Canadian Imperial Bank of Commerce ("CIBC") bears interest at prime plus 1.00% per annum, is due on January 3, 2006, and is unsecured. The $100,000 was repaid subsequent to year-end.

The bank loan payable to IMOR Capital Corp ("IMOR") bears interest at prime plus 6.75% per annum (minimum 11% per annum) with monthly interest only payments of $13,750 and is secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement. The balance is due September 1, 2006. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at December 31, 2005, there was a $nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.    Share Capital

 a)    Authorized:

Unlimited common shares, without par value

	2005		2004
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	9,681,977	$5,734,921	6,810,934	$3,254,426
Issued in the year for cash:
Pursuant to private placements:
- flow-through	3,629,978	3,266,980	1,726,500	1,726,500
- non-flow-through for cash (Note 11i)	536,000	402,000	811,543	819,800
- non-flow-through for services (Note 11i)	100,000	75,000	-	-
Exercise of stock options	237,000	89,010	333,000	134,220
Less share issuance costs	-	(237,994)	-	(245,638)
Future income taxes on renouncement of resource property expenditures (Note 4b)	-	(583,706)	-	-
Add contributed surplus on exercise of stock options (Note 11)	-	16,460	-	45,613
Balance, end of year	14,184,955	$8,762,671	9,681,977	$5,734,921

 b)    Warrants

	2005		2004
	Number of Shares Subject to Warrants	Exercise price range	Number of Shares Subject to Warrants	Exercise price range
Outstanding, beginning of year	1,289,232	$1.10/$1.50	-	-
Granted	636,000	$1.25	1,289,232	$1.10/$1.50
Outstanding, end of year	1,925,232	$1.25/$1.50	1,289,232	$1.10/$1.50

At December 31, 2005, the following share purchase warrants were outstanding:

Number of warrants	Expiry date	Exercise price Range
241,110	November 10, 2006	$1.25
553,750	November 10, 2006	$1.50
129,000	November 30, 2006	$1.25
319,500	November 30, 2006	$1.50
45,872	December 10, 2006	$1.36
636,000	December 28, 2007	$1.25

1,925,232

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.    Share Capital - Continued

c)    Management incentive options

The Company has adopted a 2004 Stock Option Plan (the "Plan") which provides for the granting of options to acquire up to 1,939,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options granted are to be with the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

i)	20% during the first six months after the date of the grant;
ii)	20% at the end of nine months after the date of grant;
iii)	20% at the end of the twelve months after the date of grant;
iv)	20% at the end of the fifteen months after the date of grant;
v)	20% at the end of the eighteen months after the date of grant.

	2005		2004
	Number of Shares Subject to Options	Weighted average exercise price per share	Number of Shares Subject to Options	Weighted average exercise price per share
Balance outstanding, beginning of year	1,226,000	$0.57	1,302,500	$0.49
Activity in the year
Granted	645,000	$0.90	287,500	$0.79
Exercised	(237,000)	$0.38	(333,000)	$0.40
Cancelled	-	-	(31,000)	$0.64
Lapsed	-	-	-	-
Balance outstanding, end of year	1,634,000	$0.72	1,226,000	$0.57

Vested ,end of year	902,900	$0.58	808,347	$0.49

The weighted average grant date fair value of options granted in 2005 was $0.90 per share (2004: $0.79).

A summary of management incentive options outstanding is as follows:

		2005	2004
Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31
$0.34	April 25, 2005	-	197,500
$0.52	September 19, 2008	580,500	614,000
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	21,000	27,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,000
$0.90	December 23, 2010	645,000	-
		1,634,000	1,225,500

The fair value of the stock options granted were determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.83%	3.82%
Weighted average life	3 years	3 years
Volatility factor	58.19%	62.87%
Dividend yield	0%	0%

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.    Share Capital - Continued

c)    Management incentive options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.    Contributed Surplus

	2005	2004
Balance, beginning of year	$336,558	$77,390
Retroactive adjustment- Stock-based compensation (Note 4a)	-	30,988
Stock-based compensation on issue of options	173,538	273,793
Value of warrants (i)	95,400	-
Exercise of stock options (Note 10a)	(16,460)	(45,613)
	$589,036	$336,558

(i)    During the year the company issued 636,000 units at $0.90 per unit for total proceeds of $572,400 with each unit consisting of one common share of the company and one warrant exercisable for two years at $1.25 per warrant. Management determined that $0.15 of the $0.90 unit price was applicable to the warrant, therefore $95,400 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital

12.    Income Taxes

a)    Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2005	2004	2003
Net income (loss) for the year	$(1,922,458)	$(729,034)	$(255,456)
Add:
Stock-based compensation	173,538	273,864	2,390
Amortization	14,729	13,864	34,370
Depletion	665,500	260,000	79,500
Write-down of oil and gas properties	1,400,000	-	-
Non-deductible expenses	13,696	10,921	-
Crown royalty adjustment	48,903	48,903	59,231
Accretion of site restoration costs	2,294	2,775	4,769
Less:
Share issuance costs	(96,727)	(49,128)	-
Resource allowance	(96,705)	(96,705)	(13,475)
Future income tax recovery	(583,706)	-	-
Capital cost allowance	-	-	(18,930)
Net income (loss) for tax purposes	(380,936)	(264,540)	(52,613)
Tax rate	34%	34%	34%
	(129,518)	(89,944)	(17,888)
Valuation allowance	129,518	89,944	17,888
	$-	$-	$-

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

12.    Income Taxes - Continued

 b)    The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

Future income tax assets	2005	2004	2003

Non-capital losses	$770,849	$387,619	$123,079
Share issuance costs	337,777	196,510	-
Rental property and equipment tax value in excess of book value	302,419	283,928	267,726
Oil and gas properties tax value in excess of book value	2,885,811	820,310	560,310
	4,296,856	1,688,367	951,115
Tax rate	34%	34%	34%
	1,460,931	574,045	323,379
Future income tax liability on renunciation of flow-through expenses	(583,706)	-	-
Allowance	(877,225)	(574,045)	(323,379)
Future income tax asset (liability)	$-	$-	$-

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

c)    The Company has non-capital losses which may be applied to reduce future years' taxable income. At December 31, 2005, these losses expire as follows:

2008	$11,782
2009	58,684
2010	52,613
2014	264,540
2015	383,230
$770,849

d)    Canadian development and exploration expenditures

As at December 31, 2005, the Company had $5,108,560 (2004 - $4,209,989) of unused Canadian exploration and development expenses available to offset future taxable income of the Company. The tax benefit of these expenses carry forward indefinitely.

e)    Flow-through shares

In 2005, the Company issued flow-through shares in the amount of $3,266,980 (2004 - $1,726,500), excluding share issue costs, to finance eligible Canadian exploration expenditures. The resource expenditure deductions for income tax purposes related to exploration activities are renounced to investors in accordance with income tax legislation, and as a result tax deductibility of these costs are not available to the Company.

As at December 31, 2005 the subscription value of the flow-through shares of $3,266,980 had not yet been renounced to the shareholders, and $3,069,780 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December  31, 2006. Subsequent to the year-end, the Company renounced the $3,266,980 (2004 - $1,726,500) to the flow-through shareholders under the CRA look book rules (Note 5).

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

13.    Related Party Transactions

a)	Due from related party balance of $3,454 (2004: $Nil) is due from a public company with common management and a common director.

b)
Due to related parties consists of $9,341 (2004 - $nil) due to directors of the Company for directors fees and expense reimbursements, $90,000 due to directors as a bonus, $5,807 (2004 - $nil) to the President of the Company and $19,769 (2004 - $nil) to a private company owned by public companies having common directors that provides administrative services, office supplies and accounting services.

c)	Management and consulting fees totalling $291,392 were paid to directors and their private companies in 2005 (2004: $193,257).

d)
During the year, current and/or former directors and/or Officers exercised 217,500 options for total proceeds of $78,900 (2004: 320,000 options for total proceeds of $126,800). In addition, current and/or former directors and Officers subscribed for 25,000 shares of the Company for total proceeds of $22,500 (2004: 476,000 shares of the Company for total proceeds of $476,000).

e)	Consulting fees totalling $96,000 were paid to a former director and his spouse in 2005 (2004: $96,000).

f)	Administrative services, office supplies and accounting charges totalling $121,303 were paid to a private company owned by public companies having common directors (2004: $79,200).

g)	A debt financing fee of $29,000 was paid to a director in 2005 (2004 - $nil).

14.    Commitments

a)	Under the terms of Consulting Agreements with a former director and his spouse, the Company is required to pay management fees of $96,000 in fiscal 2006.

b)
On 15 February 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a monthly retainer of $6,000 per month and 5% and 3% of gross proceeds on any equity or debt financing sourced by the consultant respectively. The agreement terminates on 15 July 2006.

15.    Segment Disclosure

  The Company operates in two segments - oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:

	2005	2004
Assets by operating segment
Oil and gas	$4,543,675	$4,520,389
Real estate	2,071,124	2,010,262
Assets not allocated
Head office	1,976,551	228,695
	$8,591,350	$6,759,346

	2005	2004
Capital expenditures by segment
Oil and gas	$2,125	$-
Head office	3,423	2,728
	$5,548	$2,728

All of the Company’s operations are in Canada. Rental revenue of $6,000 (2004: $6,000) has been eliminated on consolidation representing the rental of office premises by the corporate head office.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

16.    Differences Between Canadian and United States Generally Accepted Accounting Policies

The financial statements of Berkley have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differs in certain material respects from accounting principles generally accepted in the United States of America ("US GAAP"). The material differences between Canadian and US GAAP and their effect on Berkley’s financial statements are summarized below:

Statement of Operations	2005	2004	2003
Loss for the year under Canadian GAAP	$(1,922,458)	$(729,034)	$(255.456)
Additional impairment of oil and gas properties under US GAAP (a)	(600,000)	-	-
Remove tax impact on renouncement of 2004 flow-through shares	(583,706)	-	-
Loss for the year under US GAAP	$(3,106,164)	$(729,034)	$(255,456)
Loss per share under US GAAP	$(0.32)	$(0.10)	$(0.04)

Statement of Cash Flows	2005	2004	2003
Increase (decrease) in cash for the year under Canadian GAAP	$1,182,003	$477,453	$(751,735)
Decrease (increase) in marketable securities (c)	-	-	950,730
Increase (decrease) in cash during the year under US GAAP	$1,182,003	$477,453	$198,995

	2005		2004
Balance Sheets	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Oil and gas properties (a)	$3,939,531	$3,437,331	$3,389,679	$3,487,479
Other liabilities (j)	-	(544,496)	-	-
Share capital (e)	8,762,671	8,801,881	5,734,921	5,734,921
Contributed surplus	589,036	589,036	336,558	336,558
Deficit	(3,246,222)	(4,332,128)	(1,323,764)	(1,225,964)
	$6,105,485	$5,058,789	$4,747,715	$4,845,515

a)    Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10%, but without taking into account provisions for future administrative costs. Under Canadian GAAP, the ceiling test is based on undiscounted future net operating revenues, but does require taking into account future administrative costs. As at December 31, 2005, the application of the US GAAP ceiling test resulted in an additional impairment to the oil and gas properties of $600,000. In addition, the cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2005 is that additional depletion of $97,800 has been recorded under Canadian GAAP.

b)    During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 2i and 4a, with retroactive application with restatement of the prior year’s statement of operations. Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board ("FASB") provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 and its amendment SFAS No. 123R, prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2005 is not materially different between US and Canadian GAAP.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

16.    Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

c)    Under US GAAP, banker’s acceptances and treasury bills held at December 31, 2003 would have been classified as marketable securities rather than cash.

d)    Pro-forma disclosure of asset retirement obligations

SFAS 143 "Accounting for Asset Retirement Obligations" requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June 15, 2002. The Company has adopted CICA Handbook Section 3110, which is in all material respects the same as FASB 143, effective January 1, 2003. Accordingly, there were no material differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

e)    Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2005, 2004 and 2003.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created. This liability may be subsequently removed with tax assets. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced. There was no premium on the flow-through shares issued for 2004, however a premium was received for the 2005 flow-through offering.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. At December 31, 2005, unexpended flow-through funds were $3,069,780 (2004 - $897,000) (Note 5).

f)     In May 2003, the FASB issued Statement No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

g)     In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

16.    Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

h)    In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and supersedes FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28." SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

i)     In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

j)     Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability. If flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent, the premium or discount is recognized as income or expense, respectively.

The fiscal 2004 flow-through shares were sold at market, therefore, there was neither a premium or discount. The December 2005 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.75.

Premium on flow-through share issuance is as follows:

3,629,978 flow-through shares at $0.90	$3,266,980
3,629,978 flow-through shares at $0.75	2,722,484
Discount on flow-through shares	$544,496

17.    Subsequent Event

On March 23, 2006 the Company announced that it has commenced trading on the Frankfurt Stock Exchange under the symbol W8O and WKN 871666.

EXHIBIT INDEX

Exhibit Number	Name
1.	Memorandum of Berkley Resources Inc.*
2.	Articles of Berkley Resources Inc.*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act
13.1	Certificate of the Principal Executive Officer under section 906
13.2	Certificate of the Principal Financial Officer under section 906
_______________________________
* Previously filed.