Form 20-F
period 2007-06-28
BERKLEY RESOURCES INC
filed 2007-07-13
CIK 870589

UNITED STATES
DRAFT EX-1
June 28, 2007
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
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

The number of outstanding Common Shares as of December 31, 2006 was 18,857,608

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

Berkley Resources Inc., which we refer to as the "Company", was organized under the Company Act of the Province of British Columbia, Canada on July 18, 1986 under the name of Berkley Resources Inc. by virtue of a statutory amalgamation among Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Inc.  The principal executive office of the Company is located at 455 Granville Street, Suite 400, Vancouver, British Columbia V6C 1T1, and its telephone number is 604-682-3701.  The principal business of the Company is that of a drilling participant in various oil and gas properties principally located in Alberta and Saskatchewan, Canada.  In August 2001, the Company purchased the remaining interest in the office building that it occupies and became its sole owner.  As a result, the Company now leases the other offices that it does not occupy to other businesses.  Subsequent to December 31, 2006, the Company signed an agreement to sell this building and the transaction is expected to close on September 7, 2007.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.           Selected Financial Data

The selected historical financial information presented in the table below for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002 is derived from the audited financial statements of the Company.  The audited financial statements and notes for the balance sheets as at December 31, 2006 and December 31, 2005, and the statements of operations for each of the years in the three year period ended December 31, 2006, are included in this Annual Report at item 17.  The selected historical financial information for the years ended December 31, 2003 and 2002, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report.  The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

The selected financial information for each of the years ended December 31, 2006, 2005 and 2004 has been prepared in accordance with Canadian generally accepted accounting principles, which is referred to as "Canadian GAAP", and United States generally accepted accounting principles, which is referred to as "U.S. GAAP", and the selected financial data for each of the years ended December 31, 2003 and 2002 has been prepared in accordance with Canadian GAAP only.  For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of the Company’s financial statements included elsewhere in this Annual Report.

	Year Ended December 31
Canadian GAAP	2006	2005 (Restated)[1]	2004	2003	2002
Operations
Oil and Gas Revenue	$1,568,681	$1,408,858	$866,811	$606,133	$406,138
Oil and Gas Production Expense	828,575	608,045	416,254	243,717	189,681
Interest On Loans	59,652	-	-	-	-
Amortization and Depletion	1,162,790	667,794	262,775	79,500	39,900
Write-down of oil and gas properties	2,385,000	-	-	-	-
Net Oil and Gas Income (Loss)	(2,867,336)	133,019	187,782	N/A2	176,557
Loss for the Period from Continuing Operations[2]	(3,068,631)	(467,346)	(715,910)	N/A2	N/A2
Net Income (loss)	(3,236,759)	(522,458))	(729,034)	(255,456)	(127,647)
Basic and Diluted Loss Per Share Before Discontinued Operations[2]	(0.21)	(0.05)	(0.10)	N/A2	N/A2
Net Income Per Share (loss)	(0.22)	(0.20)	(0.10)	(0.04)	(0.02)

	As at December 31
	2006	2005 (Restated)[1]	2004	2003	2002
Balance Sheet
Total Assets	$11,896,697	$9,991,350	$6,759,346	$3,615,691	$3,829,235
Oil and Gas Properties and Equipment	8,581,024	5,339,531	3,389,679	1,109,391	529,651
Assets of Discontinued Operations[2]	2l038,924	2,049,015	N/A	N/A	N/A
Short Term Debt	4,461,639	2,400,426	1,968,601	711,222	758,102
Shareholders' Equity	7,299,365	7,505,485	4,747,715	2,767,967	3,015,933
Number of shares issued and outstanding	18,857,608	14,184,955	9,681,977	6,810,934	6,795,934

	Year Ended December 31
U.S. GAAP	2006	2005 (Restated)[1]	2004	2003	2002
Operations
Oil and Gas Revenue	$1,568,681	$1,408,858	$866,811	$606,133	$406,138
Rental Revenue	249,211	238,466	232,607	238,599	235,670
Net Income (loss)	(4,514,878)	(2,863,271)	(729,034)	(255,456)	(191,847)
Net Income Per Share (loss)	(0.31)	(0.29)	(0.10)	(0.04)	(0.03)

	As at December 31
	2006	2005(Restated)[1]	2004	2003	2002
Balance Sheet
Total Assets	9,251,001	7,689,747	$6,857,146	$3,713,491	$3,927,035
Total Liabilities	4,597,314	2,485,865	2,011,631	847,724	813,302
Shareholders' Equity	3,719,643	5,164,672	4,845,515	2,865,767	3,113,733
________________________________________
1      See Note 18 of the financial statements included elsewhere in this Annual Report (Item 17)
2      Subsequent to the year end, the Company entered into an agreement to sell its real estate assets in Vancouver, British Columbia, such assets are now disclosed as Discontinued operations, see Note 2 of the financial statements included elsewhere in this Annual Report (Item 17)

Exchange Rates

The following table sets forth information as to the fiscal year end, average, high and low exchange rate data for Canadian Dollars and U.S. Dollars for the periods indicated based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian dollar = U.S. $1).

Year Ended: December 31	Average	Period End	High	Low
2002	1.5704	1.5800	1.6128	1.5108
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3017	1.2034	1.3970	1.1775
2005	1.2116	1.1656	1.2703	1.1507
2006	1.1340	1.1652	1.1726	1.0989

The following table sets forth the high and low exchange rate for the past six months.  As of June 22, 2007, the exchange rate was $1.0676 for each U.S. $1.00.

Month	High	Low

December 2006	$1.1652	$1.1415
January 2007	$1.1824	$1.1647
February 2007	$1.1852	$1.1586
March 2007	$1.1810	$1.1530
April 2007	$1.1583	$1.1068
May 2007	$1.1136	$1.0701

B.	Capitalization and Indebtedness

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

Oil and Natural Gas Prices. The Company has little control over the price it receives for its products.  Prices are determined by the worldwide supply of and demand for energy.  Levels of production maintained by the Organization of Petroleum Exporting Countries, referred to as "OPEC", member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future.  As a result, future oil price movements cannot be predicted with any certainty.  Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year.  These frequent changes in the market price make it impossible for the Company to predict natural gas price movements with any certainty.  Oil prices fluctuated during 2006 between U.S. $78 and  U.S. $50 per barrel, ending the year at approximately U.S. $60 per barrel ($per barrel for West Texas Intermediate, referred to as "WTI".  Natural gas prices have also been very volatile fluctuating between U.S. $4.60/mcf and U.S. $9/mcf during the year, ending 2006 at a price of approximately U.S. $5.70/mcf.  Costs of all related services have been high for 2006

The Company cannot provide assurance that it will be able to market all oil or natural gas that the Company produces or, if such oil or natural gas can be marketed, that favorable price and contractual terms can be negotiated.  Changes in oil and natural gas prices may significantly affect the revenues and cash flow of the Company and the value of its oil and natural gas properties.  Further, significant declines in the prices of oil and natural gas may have a material adverse effect on the business and financial condition of the Company.

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

In fiscal 2002, 2003, 2004, 2005 and 2006, we reported losses of $127,647, $255,456, $729,034, $522,458and $3,236,759 respectively.  As at December 31, 2006, we had an accumulated deficit of $5,082,981.  Our future viability should be considered in light of the risks and difficulties frequently encountered by companies engaged in the junior stages of oil and gas exploration, development and production activities.  As at December 31, 2006, the Company did not have sufficient financial resources to meet its flow through expenditure requirements in the 2007 fiscal year in conjunction with its flow through financings. The Company has until the end of 2007 to meet these requirements.

Penny Stock Rules May Make it More Difficult to Trade the Company's Common Shares.  The Securities and Exchange Commission, which we refer to as the "SEC", has adopted regulations which generally define a "penny stock" to be any equity security that has a market price, as defined, of less than U.S. $5.00 per share or an exercise price of less than U.S. $5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of U.S. $5,000,000 or an individual with net worth in excess of U.S. $1,000,000 or annual income exceeding U.S. $200,000 or U.S. $300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser¢s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our investors to sell their shares in the secondary market.

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

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.  The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and the directors and officers of the Company may be limited due to the fact that the Company and these persons reside outside of the United States and, in respect of the directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would:  (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces, and the Province of British Columbia, in which the Company and the majority of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

Our directors may be associated with other reporting companies.  Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions”.

We depend on certain key personnel.  We strongly depend on the business and technical expertise of our management and key personnel. There is little possibility that this dependence will decrease in the near term. We carry no “key man” life insurance on any of our executives. As our operations expand, we will require additional key personnel and related resources.

Our share price has been volatile in recent years.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many petroleum companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company’s Common Shares fluctuated from a high of $1.09 to a low of $0.51 on the TSX Venture Exchange within the twelve month period preceding the date of this Annual Report.  There can be no assurance that continual fluctuations in price will not occur.

Our common shares are quoted on the Pink Sheets over-the-counter securities market, referred to as the "Pink Sheets".  Trading in stock quoted on the Pink Sheets is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects.  This volatility could depress the market price of our common stock for reasons unrelated to operating performance.  Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system like the Nasdaq or a stock exchange like the American Stock Exchange.  Accordingly, shareholders may have difficulty reselling any of the shares.

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

The Company presently participates in approximately 63 oil and gas wells in Alberta and Saskatchewan ranging from one percent to 35% working interests.  Substantially all of the Company's oil and gas revenue is produced from nine discrete areas.  Four are natural gas producers, three produce oil and two have a combination of oil and gas.  Eight areas have been producing for several years while one oil producer is a new development.  Since December 31, 2003, the Company has made principal capital expenditures of $1,301,715 for the year ended December 31, 2004, $3,859,162 for the year ended December 31, 2005 and $6,739,047 for  the year ended December 31, 2006.  In 2006, a major portion of the expenditures were incurred in connection with the Brazeau, Sturgeon Lake  and Senex projects.  In 2006, approximately $1.6 million of capital expenditures have been made on Senex.  These capital expenditures were primarily financed through the issuance of shares under a private placement and a mortgage on the Company's real estate assets.

In August 2001, the Company purchased the remaining interest in the office building that it occupies and became its sole owner.  As a result, the Company now leases the other offices that it does not occupy to other businesses.  The Company has signed an agreement to sell this building and the transaction is expected to close on September 7, 2007.  Please refer to Note 19 of the financial statements, included elsewhere in this Annual Report (Item 17) for further disclosure regarding this transaction.

B.           Business Overview

The Company’s principal business activities are the acquisition, development and exploration, production, and marketing of petroleum and natural gas reserves.

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

2.
Carbon Area, Alberta (Twp 29 Rge 22 W4M) - This natural gas producing area is operated by ATCO Gas and is located in central Alberta.  It was acquired by the Company through a joint venture agreement.  The Company’s interest is a 6.00% to 10.00% WI

3.
Zama/Virgo Area, Alberta (Twp 114 Rge 5 W6M) - The Company holds a 5.00% ORR on this oil production operated by Apache Canada Ltd.  It is located in northwest Alberta and was acquired in the mid 1990s by the Company through a lease purchase and farm out arrangement.

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

5.
Senex Area, Alberta (Twp 92/93 Rge 6/7 W5M) - This multi-zone prospect was acquired by the Company on March 1, 2004 pursuant to the swap of its Skiff property.  The Company holds a 15% to 20% WI in 70 sections over this oil and gas prospect.  An initial 14 section 3-D seismic program was conducted over the joint lands in early 2005, supplemented by an additional 11 section 3-D seismic program in 2006. The lands now contain eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong oilwell.  Production facilities are being constructed.  The one non-producing well drilled on the lands in 2006 will be used to provide water disposal capabilities for the production facility.  The Company intends to participate in a 2007 drilling program, with total expenditures of approximately $20 million The Company's portion of these expenditures total approximately $4 million.

6.
Leduc Area, Alberta (Twp 49 Rge 26 W4M) - This D-1 (Wabamun) gas prospect was completed and placed into production in August 2004.  This single well produces at 1.0 million cubic feet per day, or "mmcf/d".  The Company holds a 4.00% WI in this project.

7.
Crossfield Area, Alberta (Twp 28 Rge 1 W5M) - This natural gas prospect is located 50 miles north of Calgary and is ready to drill.  The property was acquired through a joint leasing program.  We have surveyed the location and acquired the surface lease.  Formal licencing procedures will take time to complete as this is a "sour-gas" prospect.  The Company holds a 35% WI in this project, which has as its primary objective, natural gas in the Crossfield formation at a depth of approximately 9,800 feet. The test well has targeted projected reserves of 30 to 50 billion cubic feet of natural gas and drilling costs are estimated at $4.0 million of which the Company's share is estimated at approximately $1,400,000.

8.
Brazeau Area, Alberta (Twp 46 Rge 13 W5M) - This Nisku (D-2) natural gas prospect was drilled in the second half of 2004.  The Company participated with two major oil and gas operators in completing this project which was placed into production in February 2005 at the initial rate of 4.0 mmfc/d.  The Company paid 30% of the well costs to earn its 19.50 % WI.  The test well cost approximately $7.1 million of which the Company's share was approximately $2.13 million.  The test well produced natural gas for approximately 100 days in 2005 then loaded up with water.  It is unlikely that it will be returned to economic production over the long term and accordingly the Company took a 100% write down of this property in 2005.  The well has been suspended.

9.	Other Prospects - The Company will continue to seek out and develop new drilling opportunities for its own account and jointly with other operators.

The oil and gas industry had a very active 2006 and first quarter 2007.  The current change in tax legislation outlined by the Canadian Finance Minister on October 31, 2006 has slowed down the activities of the Royalty Income Trusts (“RITS”).  We believe this change will benefit the oil and gas junior companies, like the Company, in cost of operations, opportunities and more funds flowing into these juniors where over the past few years the funds were being directed into the RITS.   Oil prices fluctuated during 2006 between U.S. $78 and  U.S. $50 per barrel, ending the year at approximately U.S. $60 per barrel ($per barrel for West Texas Intermediate (WTI).  Natural gas prices have also been very volatile fluctuating between U.S. $4.60/mcf and U.S. $9/mcf during the year, ending 2006 at a price of approximately U.S. $5.70/mcf.  Costs of all related services have been high for 2006 but with the changes to the RITS, discussed above, we believe that both competition for labour, goods and services throughout industry and costs related to drilling and new exploration will soften going through 2007.

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

Government Regulation and Environmental Matters

Government Regulation

Government regulations have a material effect on us to the extent that they require us to conduct field operations and extraction activities according to prescribed environmentally-safe and environmentally sensitive regulations. Also, government regulations may restrict the commencement or re-commencement of field activities in certain properties in which we hold an interest for the purpose of exploration. Examples of types of governmental laws and regulations that may have a material effect on our business include:

•	requirements to acquire permits before commencing drilling operations;

•	requirements to restrict the substances that can be released into the environment in connection with drilling and production activities;

•	limitations on, or prohibitions to, drilling in protected areas such as offshore areas; and

•	requirements to mitigate and remediate the effects caused by drilling and production operations.

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

The main bodies of regulations that apply to us in the areas in which we have significant field operations are the Oil and Gas Conservation Act of Alberta, the Oil & Gas Conservation Act and Regulations of Saskatchewan and the Crown Minerals Act of Saskatchewan and Petroleum and Natural Gas Regulations of Saskatchewan.

Since 1974, the Province of Alberta has had a program entitled "Price-Sensitive Alberta Royalty Tax Credit Program", referred to as the "Tax Credit Program".  The Tax Credit Program provided for a refund of portions of the royalties paid to the Province of Alberta by the producers on the sale of oil and gas produced in Alberta.  The refund amount to producers is based on the price received for the oil and gas produced.  For financial statement purposes, the Company accounts for the tax credit by reducing its operating expenses by the amount of the credit resulting in an increase in income before taxes.  For tax purposes, since it is intended not to be taxed, the amount of the credit is reinstated as an operating expense and thus reduces taxable income. The maximum credit available to a company is $1.0 million.  As of January 1, 2007  this tax credit is no longer applicable to the Company.

Environmental Matters

Environmental regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste, and in connection with spills, releases and emissions of various substances to the environment.  Environmental regulation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications.  Compliance with environmental regulation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental regulations may result in the imposition of fines and penalties.  Although we are not the principal operator of most of our oil and gas projects, our communications with such operators have led us to believe that we are in substantial compliance with such laws and regulations, however, such laws and regulations may change in the future in a manner which will increase the burden and cost of compliance.

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

D.           Property, Plants and Equipment

The Company is in the business of participating in various oil and gas drilling ventures in Alberta and Saskatchewan, by entering into Operating Agreements with other investors.  Operating Agreements specify that each investors' ownership in the lands, wells and equipment is that of tenants-in-common.  The following map sets forth the Company's more significant areas of activity:

The following is a description of the various interests of the Company in its oil and gas properties as at June 1, 2007.

Lease No.	Description	Interest	Status
Brazeau	Sec.13-46-13 W5M	30.00% WI BPO	Written off
19.50% WI APO

Carbon
047790068	Sec.29-29-22 W4M	6%WI	Producing - gas
32443	Sec.32-29-22 W4M	6.25%WI	Producing - gas
25906	Sec.28-29-22 W4M	6.25%WI	Producing - gas
0477010002	Sec.31-29-22 W4M	10%WI	Producing - gas

Crossfield	Twp 28 Rge 1 W5M	35% WI	Licensing to drill

Dollard	Twp 6/7 Rge 19 W3M	20% WI	Producing - oil

North Halkirk
34398	S1/2 Sec.22-39-16 W4M	6.25%WI	Producing – gas/oil
26457	N/2 Sec.22-39-16 W4M	6.25%WI	Producing – gas/oil

John Lake
40852	All Sec.26&27-55-1 W4M	10%WI	Producing - gas
	Sec.1-56-1 W4M	10%WI	Producing - gas
485070102	W/2 36-55-1 W4M	10%WI	Producing - gas
487040220	E/2 Sec.36-55-1 W4M	10%WI	Producing - gas
40853A	All Sec.15-56-1-W4M	10%WI	Producing - gas
40855A	All Sec.24-56-1 W4M	10%WI	Producing - gas
40856	All Sec.34-56-1 W4M	10%WI	Producing - gas

Leduc
	All Sec.33-49-26 W4M	4% WI	Producing – gas
	NW/4 Sec 28-49-26 W4	4.27% WI	Standing - oil

Lease No.	Description	Interest	Status
Oyen
30364	S/2 Sec.16-29-4 W4M	1%WI	Not Producing

Senex	Twp 92/93 Rge 6/7 W5M	15/20% WI	Producing - oil
Exploration
Sibbald
39367	Sec.2,4, E/2 9&10-28-1 W4M	0.50%WI	Producing - gas
0476122257	W/2 9-28-1 W4M Sec.3-28-1 W4M	0.25%WI 0.25%WI	Not Producing Not Producing
29513	S/2 Sec.15-28-1 W4M	1.00%WI	Producing - gas
6359A	N/2 Sec.15&S/2 Sec.22-28-1	1.00%WI	Not Producing

Skiff
0484080300	NW1/4Sec.29-4-14 W4M	10.526%WI	Producing - oil
	W1/2Sec.32-4-14 W4M	5.26315%	Producing - oil
048307070286	SW/4 of Sec.5-5-14	5.50%WI	Producing - oil

Zama Virgo
092020380	W/2 Sec.22-115-5 W6M	Sliding Scale	Producing - oil

Office Building
455 Granville Street Vancouver, Canada	Lot B, Block 22, District Lot 541, Plan 8227	100%	N/A

Productive Wells and Acreage

The following chart of the Company's total gross and net productive wells, expressed separately for oil and gas, and the total gross and net developed acres (i.e., acres spaced or assignable to productive wells) by the geographic areas is as at June 1, 2007.

Geographic Region	Total Gross Wells	Total Net Productive Wells	Target Oil Or Gas	Total Gross Developed Acres	Total Net Developed Acres
Alberta	494	7.80	both	33,232	4,805
Saskatchewan	14	2.60	oil	1,280	237

Undeveloped Acreage

As at June 1, 2007, the amounts of undeveloped acreage, both leases and concessions, in the western Canada (Alberta) geographic area consists of 18,640 gross acres and 3,012 net acres.  The remaining terms on the leases within those properties are variable.  Producing leases continue for the duration of productive lives.

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

		Exploratory Wells Drilled		Development Wells Drilled
Geographic Region	Year	Number of Net Productive	Number of Net Dry	Number of Net Productive	Number of Net Dry
Alberta	2006	1.80	Nil	1.80	Nil
	2005	0.50	Nil	0.20	Nil
	2004	0.70	0.15	0.20	Nil
Saskatchewan	2006	Nil	Nil	Nil	Nil
	2005	Nil	Nil	0.18	Nil
	2004	Nil	Nil	Nil	Nil

Delivery Commitments

The Company has no obligation to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements or material information concerning the estimated availability of oil and gas from any principal sources.  See also Item 3. D. Risk Factors regarding quantity and price limitation by government agencies.

Reserves and Production

Reserves

The Company engages independent petroleum consultants to compile oil and gas reserve information with respect to its producing properties.  The oil and gas reserve information relied upon by the Company in its financial statements ascertains the reserves on pricing assumptions which are not permitted under SEC rules but are acceptable under Canadian accounting rules.  Effective December 31, 2006, the Company had all of its major producing properties evaluated by AJM Petroleum Consultants who assigned total recoverable reserves to the Company's interest of 258,000 barrels of oil equivalent, or "boe": 20% was comprised of natural gas and 80% was comprised of oil and liquids.  Natural gas is converted to boe at the industry standard rate of 6:1.  The reduction in reserves from 2005 to 2006 was entirely related to our independent petroleum engineers assigning no economic reserves for our Slave Point zone in our Senex play this year.

The following table summarizes estimated net quantities of: (i) proved oil and gas reserves; and (ii) proved developed oil and gas reserves.  Please note that such estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas, and other factors.

	December 31, 2006		December 31, 2005		December 31, 2004
	Oil (barrels)	Natural Gas (mcf)	Oil (barrels)	Natural Gas (mcf)	Oil (barrels)	Natural Gas (mcf)
Proved Reserves	14,400	21,600	Nil	22,000	3,000	125,000
Proved and Developed Reserves	140,600	235,900	150,600	211,500	33,000	1,245,000

Please note that the evaluation of the reserves was prepared in accordance with Canadian National Instrument 51-101. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Proved developed reserves include additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery.

Production

The following table summarizes the quantities of net oil and of gas produced for each of the last three fiscal years.

	For the Period Ending
	December 31, 2006	December 31, 2005	December 31, 2004
Oil (barrels)	20,541	9,384	10,880
Natural Gas (mcf)	52,312	96,142	63,882
Natural Gas Liquids	Nominal	Nominal	Nominal

Item 5.  Operating and Financial Review and Prospects

This discussion and analysis of the operating results and the financial position of the Company for the years ended December 31, 2006 and 2005 should be read in conjunction with the financial statements and the related notes attached hereto (Item 17).

A.           Operating Results

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan.  The Company also has real estate holdings.  The Company's real estate holdings are being sold and the transaction is expected to close on September 7, 2007 or earlier.  Please refer to Note 19 of the financial statements, included elsewhere in this Annual Report (Item 17) for further disclosure regarding this transaction.  The Company is a reporting issuer in the Provinces of British Columbia and Alberta.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental.  An overview analysis by segment is as follows:

Oil and Gas Activity

The Company has continued to pursue quality projects with experienced partners in high opportunity areas. The Company will put its primary efforts into fully developing its existing Senex property and enhancing its representation in new projects now underway such as Crossfield, Alberta. The Company presently holds working interests in approximately 63 oil and gas wells in Alberta and Saskatchewan with its working interests ranging from 1% to 35%. Efforts continue to purge the Company’s asset base of minor interest properties which will enable the Company to focus on higher interest opportunities. Generally the Company does not operate joint interest ventures; however Crossfield, Alberta is an exception where the Company holds the largest interest at 35%. Presently almost all of the Company’s production comes from five discrete areas of which three are natural gas and two produce oil.

The Company has drilling scheduled for two areas in Alberta during the balance of 2007 and into 2008. Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex). The Company recently reported on these two areas as follows:

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this area to approximately 70 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are: Keg River (oil), Slave Point (oil) and Blue Sky (gas).

The Company and its partner have a nine Keg River well drilling program planned between August 2007 and April 2008.  This drilling program will cost the Company approximately $2 million.   The Company and its partner have also planned a 6 well program in the Slave Point zone with an approximate cost to the Company of $1.8 million.  The 6 targets are 2 water injection wells and 4 targeted as producers.  Over the last year and a half the company and it’s partner have completed approximately 45 sections of 3D seismic.  The Company is reviewing and analyzing this seismic and may come up with new targets in addition to those mentioned above for the next drilling period which is August through April.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; major investment has entered the immediate area of the Company’s lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale, referred to as the "sale".  BP Canada paid $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare).  The Company and its partners have sufficient holdings to move ahead with our own drilling plans; however negotiations are being pursued with the acquiring parties to extend our acreage position.  The Company believes that it should have its licensing hearing in September or October, 2007 and believes that it should be approved to drill before the end of 2007.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large reserves of oil have been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand.   All three opportunities are being evaluated and the Company has drilled 5 successful Keg River wells between August 2006 and February 2007.   As stated above, we have targeted nine more wells in the Keg river zone and 6 more wells in the Slave Point zone which is budgeted to be drilled between August 2007 and April 2008.  The Company’s working interest in this project is 20%.  Good progress is being made in the licensing process at Crossfield.  The Company now expects to go to it’s hearing on licensing in either September or October of 2007 and can commence drilling 90 days after a successful hearing.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects, the building achieved breakeven on an operating basis.  In order to expand the Company’s oil and gas opportunities there was an addition of a new mortgage on the building in 2005 and subsequent increase in the mortgage in the third quarter of 2006.  As a result, the building is currently running at a monthly cash flow deficit of approximately $15,000.  The Company is selling this property for $4 million and is expecting to close the sale of the building on or before September 7, 2007.  Because the real estate property is being sold and the sale is expected to be completed by September 2007, it is now disclosed as discontinued operations in the December 31, 2006 year end financial statements.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31,
	2006	2005	2004
Total oil and gas revenues	$1,568,681	$1,408,858	$866,811
Loss for the year before discontinued operations	(3,068,631)	(467,346)	(715,910)
Discontinued Operations	(168,128)	(55,112)	(13,124)
Loss per share before discontinued operations	(0.21)	(0.05)	(0.10)
Loss per share after discontinued operations	(0.22)	(0.05)	(0.10)
Total assets	11,896,679	9,991,350	6,759,346
Total liabilities	4,597,314	2,485,865	2,011,631
Working capital (Deficit)	(3,189,632)	(99,421)	(1,039,862)

Total oil and gas revenues increased by $159,823 over the 2005 fiscal year. Included in discontinued operations was an increase of $10,745 in 2006 for rental revenue.  The increase in total assets from 2005 to 2006 was largely due to the Company raising cash through equity and debt financing and using those funds in developing its oil and gas properties during 2006.  Expansion of new oil and gas properties was actually $6,739,047, net of a write-down of $2,385,000 and amortization and depletion of $1,164,948.  Total assets in 2005 have been restated as a result of a reduction in that year’s write-down of $1,400,000 to oil and gas properties.  The result is an increase in total assets of $1,400,000 and a decrease in the loss for the year of the same amount.  Overall there was a decrease of $1,028,998 in current assets compared to an increase of $2,934,327 in other assets.  A write-down of $2,385,000 to oil and gas properties in 2006 was also the primary reason for the increase in loss for the year of $2,714,301 for 2006 compared to 2005.  Total liabilities increased by $2,111,449 in fiscal 2006 due in large part to the Company acquiring a loan of $2,800,000 from Quest Capital Corp., referred to as "Quest", and settling the $1,500,000 loan from IMOR Capital Corp. and increasing its loan with the CIBC from $322,146 to $577,612.

Results of Operations - Year ended December 31, 2006 Compared to Year Ended  December 31, 2005.

Oil and gas

Oil and gas revenue was $1,568,681 for 2006 compared to $1,408,858 for 2005, an increase of $159,823.  The increase in revenue is primarily due to increased production from the Senex property. The production expenses for 2006 were higher at $4,436,017 compared to $1,275,839 for 2005, and increase of $3,160,178.  The most significant factor in this increase was the write-down of $2,385,000 in 2006 compared to no write-down in 2005 followed by an increase of $494,996 in amortization, depletion and accretion expense in 2006. There were also increases of $220,530 in operating costs and $59,652 in interest charges.  Interest charges, as noted in the quarter comparison above, are due to the new Quest loan.   There was a net oil and gas loss of $2,867,336 for 2006 compared to a net oil and gas income of $133,019 reported for 2005, an increase in deficit of $3,000,355.  As was the case during Q4-2006, the demand for labour, services and equipment continues to put upward pressure on prices, thus resulting in higher operating costs.

Head office - general and administrative expenses

General and administrative costs for 2006 were $1,256,996 compared to $1,175,618 for 2005, an increase of $81,378.  There were increases of $68,284 in administrative, office services and premises, $4,058 in stock based compensation, $36,435 in management fees, $33,071 in consulting fees, $8,717 in professional fees and $8,601 in filing and transfer agent fees.  The increase in administrative, office services and premises were due to the same reasons stated in fourth quarter comparison in addition to increased costs associated with exploring new business opportunities and an increase in support staff.  Management fees are higher in the current year because the President was hired in the fourth quarter of 2005 and thus the Company incurred a full years worth of management fees compared to a partial amount in the previous year.  Consulting fees increased as a result of consulting agreements with unrelated parties to seek out and evaluate other financial opportunities, look at corporate strategy and equity market planning and provide a market valuation of the real estate property.  The change in professional fees was due to a variety of factors.  There were increases in legal services in regards to evaluating new business opportunities and engineering services in regards to the oil and gas reserve report as well an increase in audit fees and general legal services.

There were decreases of $33,674 in finance fees on debt and $44,810 in shareholder information costs.  Shareholder information costs decreased as a result of there being no investor relations agreements during 2006 compared to a $5,000 per month agreement during part of 2005 and a modest decrease in the level of company promotion and awareness activities.

Real estate (Discontinued operations)

The net rental loss for 2006 was $168,128 compared to $55,112 in 2005, an increase of $113,016.  Although rental revenue increased by $10,745, operating costs and loan interest charges increased as well by $13,021 and $113,916 respectively.  As discussed in the quarterly comparison above, the increase in loan interest charges was due to the payout of the IMOR Capital Corp. loan and securing of a new loan with Quest for a higher amount.  As well, the Company did not start incurring the interest charges until the second quarter of 2005 so 2006 has recorded four more months of interest compared to 2005.  In regards to operating costs, the costs are fairly consistent between the two years except for cost recoveries of $16,511 that occurred in the previous year but not the current year.

Loss for the year

Loss for the 2006 year was $3,236,759 compared with $522,458 for 2005, an increase of $2,714,301. The increase in the loss for the respective periods is due to the reasons discussed above; most notably the current year write-down to oil and gas properties and higher operating costs and amortization and depletion charges in the oil and gas segment, significantly higher interest charges in the real estate and oil and gas segments, higher administrative, office services and premises costs, and management and consulting fees in the general and administrative section.  Although the majority of the proceeds from financing activities are used on the oil and gas properties, the portion of interest on the loans of which the real estate (discontinued operations) provides the security is charged to the real estate segment.

Results of Operations – Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.

Revenues

In total, there was a net oil and gas income of $133,019 for the twelve months ended December 31, 2005, compared to a net income of $187,782 for the comparable period in 2004.  Revenue was up 63% due to increased product prices and production levels, while operating costs were up 46%.  Overall production expenses were up by 277% due primarily to an increase of $405,500 in amortization and depletion expense.

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

Loss for the period

Loss before income taxes for the twelve months ended December 31, 2005 was $1,106,164 compared with $729,034 for the twelve months ended December 31, 2004, an increase of $377,130.  The increase in the loss for the respective periods is due to the reasons discussed above and most particularly the write-down to oil and gas properties.

    In addition to the above discussion the Company recognized a recovery of future income taxes related to the renunciation in 2005 of its 2004 flow through shares. This resulted in a recovery of future income taxes of $583,706.

Impact of Inflation

Inflation was modest through 2006.  Dramatic swings in world oil prices have affected the Company much more than inflation.  At the end of 2006 all provincial and federal fiscal regimes were stable which enabled the oil and gas industry to operate within a predictable environment.

B.           Liquidity and Capital Resources

At December 31, 2006 the Company had current assets of $1,272,007, of which $498,246 was comprised of cash. Current liabilities totaled $4,461,639, of which $3,377,612 was comprised of bank loans concerning the real estate property and oil and gas properties.  Current assets were used to further investment in oil and gas properties and equipment by $6,739,047 in 2006.

Total working capital deficiency at December 31, 2006 is $3,189,632, compared with a working capital deficiency of approximately $99,421 at December 31, 2005.

Total working capital deficiency includes a bank demand loan of $577,612 and a loan of $2,800,000 to Quest Capital Corp., referred to as "Quest", that will be due September 7, 2007. The Company’s present arrangements with the lender of the bank demand loan call for monthly blended payments of $8,000. The Quest loan agreement calls for monthly interest only payments of approximately $28,000.  These loans will be settled upon completion of the sale of the real estate asset.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against as of December 31, 2006.

The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2006 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2007. As at December 31, 2006, the Company had a working capital deficit of $3,189,632 (2005 – $99,421).  The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

Subsequent to the period ended December 31, 2006, the Company is addressing its’ working capital needs by using proceeds from the sale of the real estate asset and pursuing additional equity financing.

In the opinion of the Company, its working capital will be insufficient to meet its current requirements.  Since the Company's working capital will be insufficient to meet future obligations, the Company will rely on equity issuances, debt or possible divestitures of certain of its assets.

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

There are no material commitments for capital expenditures although the company intends on participating in the drilling in the Senex project as indicated above,

The Company's financial statements are prepared in accordance with Canadian GAAP.  US GAAP has certain notable differences which are set out on Note 17 to the financial statements of the Company which are included in this Annual Report.

C.           Research and Development, Patents and License, etc.

Not Applicable.

D.           Trend Information

Oil prices fluctuated during 2006 between U.S. $78 and U.S. $50 per barrel, ending the year at approximately U.S. $60 per barrel ($per barrel for West Texas Intermediate, "WTI").  Natural gas prices have also been very volatile fluctuating between U.S. $4.60/mcf and U.S. $9/mcf during the year, ending 2006 at a price of approximately U.S. $5.70/mcf.  Costs of all related services have been high for 2006

The oil and gas industry had a very active 2006 and first quarter 2007.  The current change in tax legislation outlined by the Canadian Finance Minister on October 31st, 2006 has slowed down the activities of the RITS.  We believe this change will benefit the oil and gas junior companies, like Berkley, in cost of operations, opportunities and more funds flowing into these juniors where over the past few years the funds were being directed into the RITS.   Oil prices fluctuated during 2006 between U.S. $78 and U.S. $50 per barrel, ending the year at approximately U.S. $60 per barrel ($per barrel for WTI).  Natural gas prices have also been very volatile fluctuating between U.S. $4.60/mcf and U.S. $9/mcf during the year, ending 2006 at a price of approximately U.S. $5.70/mcf.  Costs of all related services have been high for 2006 but with the changes to the RITS, discussed above, we believe that both competition for labour, goods and services throughout industry and costs related to drilling and new exploration will soften going through 2007.

Overall, 2006 was highly active on several fronts.  In many ways it was a difficult atmosphere in which to do business.  Although 2007 has started off as a continuation of 2006 the Company is well positioned to operate in this dynamic milieu and to develop new opportunities from the grassroots.

E.           Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F.           Tabular disclosure of contractual obligations

On December 12, 2006 the Company entered into a consulting agreement with an unrelated party.  The consultant will provide assistance in various financing activities.  The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively.  The agreement terminates on November 9, 2007.

The following table lists the Company's known contractual obligations as of December 31, 2006:

	Payments due by period
	Total Amount	Less than one year	One to three years	Three to five years	More than five years
Long-Term Debt Obligations	$4,053,216	$3,125,216	$192,000	$192,000	$544,000
Consulting Agreements	16,000	16,000	-	-	-
Total:	4,069,216	3,141,216	192,000	192,000	544,000

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

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in "Item 3. Key Information – Risk Factors", and in other documents that we file with the SEC.  The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available.  In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding of our capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectability of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurances that the expectations conveyed by such forward-looking statements will, in fact, be realized.

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

Item 6.   Directors, Senior Management and Employees

A.           Directors and Senior Management

The following is a list of the Company's directors and officers as at December 31, 2006.

Name	Position Held	Principal Occupation, Business or Employment for the Last Five Years	Director/Officer Since
Louis Wolfin(1)(2)(3)	Director and Former Chief Executive Officer
Mining Executive; Chief Executive Officer and Director of Bralorne Gold Mines Ltd., President and Director of  Coral Gold Resources Ltd., Director of Avino Silver & Gold Mines Ltd., Chief Executive Officer and Director of Levon Resources Ltd. and Director of Cresval Capital Corp.

1986 – June 2007
Matt Wayrynen(1)	Chief Executive Officer, Executive Chairman and Director	Corporate Executive; Vice-President of Coral Gold Resources Ltd., VP, Operations, Director of Quinto Technology Inc., Director of Bralorne Gold Mines Ltd., Retired Real Estate and Investment Adviser.	June 2002 - Present
Lloyd Andrews	Chairman and Director	Retired Businessman; Director of Coral Gold Resources Ltd.; Director of Bralorne Gold Mines Ltd. and Director of Avino Silver & Gold Mines Ltd.	June 2002 – Present
James O’Byrne	Director and VP Operations	Oil and Gas Consultant; President of O’Byrne Resource Management Ltd.	June 2003- Present
Lindsay E. Gorrill	President, Chief Operating Officer and Director	Corporate Executive; Chief Financial Officer of Coral Gold Resources Ltd.; Former President and Chief Executive Officer of WGI Heavy Minerals Incorporated; Manager, KPMG.	July 2004-Present
David Wolfin(3)	Director and VP Finance
Mining Executive; Director and VP Finance of Bralorne Gold Mines Ltd., Director of Coral Gold Resources Ltd., Director and President of Avino Silver & Gold Mines Ltd., Director of Mill Bay Ventures Inc., Director and President of Gray Rock Resources Ltd.,Director of Cresval Capital Corp. and Director of Levon Resources Ltd.

June 2005 - Present

Ronald Andrews	Director	Owner and operator of Andrews Orchards from 1972 to present, Director of North Coast Live Insurance Company.	June 2005 - Present
Phillip Piffer	Director	President and CEO of Genesis Fueltech Inc. from June 2001 to present.	November 2005 - Present
Tyrone Docherty	Director	President, Chief Executive Officer and Director of Quinto Technology Inc. from 1997 to present.	August 2006 – Present
Connie Lillico	Secretary	Officer of six other reporting issuers; Former office administrator and paralegal.	July 2004-Present
_______________________
(1)    Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.
(2)    Mr. Louis Wolfin did not stand for re-election to the board at the annual general meeting of shareholders held on June 12, 2007 and is no longer on the board of directors of the Company.
(3)    Mr. David Wolfin is the son of Mr. Louis Wolfin.

B.           Compensation

Compensation of Directors

Each director of the Company who receives less than $3,000 per month is compensated $500 per quarter in their capacities as directors during the most recently completed financial year.  The Chairman of each committee is also paid an additional $500 per quarter.  The management directors of the Company have not been paid fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which its directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the fiscal year ended December 31, 2006, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.  The Company paid an aggregate of $72,000 to Wear Wolfin Designs Ltd., a private British Columbia corporation controlled by the spouse of Matt Wayrynen, the Chief Executive Officer, Executive Chairman and a director of the Company for management advisory services.  The Company paid an aggregate of $60,000 to O’Byrne Resource Management Ltd., a private Alberta corporation controlled by Jim O’Byrne, the VP Operations and a director of the Company for management advisory services.  The Company paid an aggregate of $30,000 to Intermark Capital Corp, a British Columbia private corporation controlled by David Wolfin, VP Finance and a director of the Company for management advisory services.  The Company paid an aggregate of US$60,000 to Lindsay Gorrill, the Chief Operating Officer, President and a director of the Company for management advisory services. Incentive stock options, have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 1,922,500 common shares of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Louis Wolfin	5,000	$0.52	September 19, 2003	September 19, 2008
	75,000	$0.90	December 23, 2005	December 23, 2010
	100,000	$0.56	September 21, 2006	September 21, 2011
Lloyd Andrews	172,500	$0.52	September 19, 2003	September 19, 2008
	45,000	$0.90	December 23, 2005	December 23, 2010
James O'Byrne	50,000	$0.52	September 19, 2003	September 19, 2008
	20,000	$0.81	October 19, 2004	October 19, 2009
	100,000	$0.90	December 23, 2005	December 23, 2010
	50,000	$0.56	September 21, 2006	September 21, 2011
Matt Wayrynen	300,000	$0.52	September 19, 2003	September 19, 2008
	50,000	$0.90	December 23, 2005	December 23, 2010
	100,000	$0.56	September 21, 2006	September 21, 2011
Lindsay Gorrill	50,000	$0.81	October 19, 2004	October 19, 2009
	150,000	$0.90	December 23, 2005	December 23, 2010
	100,000	$0.56	September 21, 2006	September 21, 2011
Ron Andrews	50,000	$0.81	October 19, 2004	October 19, 2009
	50,000	$0.90	December 23 2005	December 23, 2010

David Wolfin	50,000	$0.52	September 19, 2003	September 19, 2008
	150,000	$0.57	November 26, 2003	September 19, 2008
	50,000	$0.56	September 21, 2006	September 26, 2011
Phillip Piffer	50,000	$0.90	December 23, 2005	December 23, 2010
	50,000	$0.56	September 21, 2006	September 26, 2011
Tyrone Docherty	30,000	$0.56	September 21, 2006	September 21, 2011
Connie Lillico	30,000	$0.81	October 19, 2004	October 19, 2009
	15,000	$0.90	December 23, 2005	December 23, 2010
	30,000	$0.56	September 21, 2006	September 21, 2011

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at  this time.

      The Company does not have an employment Contract with its executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

The following table sets forth particulars concerning the compensation of the Company's executives for the Company's calendar year ended December 31, 2006.

Summary Compensation Table
	Annual Compensation				Long-Term Compensation Awards
Name/Principal Position	Year	Salary(1)	Bonus for the Year	Other Annual Compensation	Securities Under Options/SARs Granted(2)	Restricted Shares/Units Awarded	All Other Compensation
		$	$	$	#	#	$
Matt Wayrynen Chief Executive Officer and Executive Chairman	2006 2005 2004	66,000 60,000 60,000	Nil 40,000 24,628.73	Nil Nil Nil	450,000 350,000 300,000	Nil Nil Nil	$1,504 1,389 1,082l
Lindsay Gorrill President and Chief Operating Officer	2006 2005 2004	69,327 11,392 Nil	Nil 30,000 Nil	Nil Nil Nil	300,000 200,000 50,000	Nil Nil Nil	Nil Nil Nil
_____________________
(1)      No executive officer earned in excess of $150,000.
(2)      Represents total common shares under option as of the end of the calendar year.

C.           Board Practices

As of December 31, 2006, the board of directors of the Company consisted of nine directors: Matt Wayrynen, Lloyd Andrews, Tyrone Docherty, James O'Byrne, Lindsay Gorrill, David Wolfin, Louis Wolfin, Ronald Andrews and Phillip Piffer.  Mr. Louis Wolfin did not stand for re-election at the annual general meeting of shareholders held on June 12, 2007. Each of the directors, except Louis Wolfin, will serve until the next annual general meeting of shareholders.  The officers of the Company are elected by the board and serve at the pleasure of the board.  The size and experience of the board is important for providing the Company with effective governance.  The board’s mandate and responsibilities can be effectively and efficiently administered through the five directors.  The chairman of the board is not a member of management.  The board has functioned, and is of the view that it can continue to function, independently of management as required.

The board has considered the relationships of each director to the Company and considers four of the eight directors to be "unrelated" (Messrs. L. Andrews, R. Andrews, Docherty and Piffer).  "Unrelated director", means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

Messrs. Matt Wayrynen, Louis Wolfin and David Wolfin are related family members.  Messrs. Lloyd Andews and Ronald Andrews are also related family members.

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

The audit committee consists of three directors (Messrs. Piffer, R. Andrews, and David Wolfin) two of whom are independent, meaning that the member has no direct or indirect material relationship with the Company, which could, in the view of the board of directors, reasonably interfere with the exervise of a member's judgement, (Messrs. Piffer and R. Andrews). Each of the members of the audit committee is  financially literate, and has accounting or related financial expertise. "Financially literate" means the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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

Compensation Committee

The board also has a compensation committee.    The compensation committee recommends to the board the compensation of the Company's directors and the Chief Executive officer which the compensation committee feels is suitable.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on renumeration paid by other reporting issuers that the committee feels are similarly placed within the same business of the Company. As of June 28, 2007, the compensation committee was comprised of Ronald Andrews, Lloyd Andrews and Matt Wayrynen.

Corporate Governance Committee

The corporate governance committee of the board manages the corporate governance system of the board and assists the board in fulfilling its duties to meet applicable legal, regulatory and self-regulatory business principles and codes of best practice.  As of June 28, 2007 the corporate governance committee consisted of Lloyd Andrews, Ronald Andrews, Matt Wayrynen and Phillip Piffer.

D.           Employees

The Company has no full time employees.

E.           Share Ownership

The following table sets for the share ownership of the directors and officers of the Company as of June 1, 2007.

Name of Beneficial Owner	Number of Shares	Percent
Louis Wolfin	105,000	0.56%
Matt Wayrynen(1)	1,273,178	6.76%
Lloyd Andrews	337,500	1.79%
James O'Byrne	50,000	0.27%
Lindsay Gorrill	143,000	0.76 *
David Wolfin	80,300	0.43%
Ronald Andrews	81,000	0.43%
Phillip Piffer	Nil	Nil
Tyrone Docherty	Nil	Nil
Connie Lillico	5,000	0.03%
All Officers and Directors as a Group (nine in number)	2,074,978	11%
____________________
(1)      1,191,778shares are held by his spouse.

On June 27, 2006, the shareholders approved the 2006 Stock Option Plan, which we refer to as the "Plan".  The Plan provided for the grant of incentive stock options to insiders, employees, and other service providers to the Company for up to 2,837,000 common shares.  To date, stock options to purchase a total of up to 2,417,500 shares have been granted under the plan, of which 51,000 were subject to termination leaving options for 470,500 shares available for issuance.

Options Granted to Directors and Officers During the Fiscal Year

Name of Director/Officer	Securities Under Option	Exercise Price	Purchase Price, if any	Expiration Date
Lindsay Gorrill	100,000	$0.56	N/A	09/21/11
Jim O’Byrne	50,000	$0.56	N/A	09/21/11
Louis Wolfin	100,000	$0.56	N/A	09/21/11
Matt Wayrynen	100,000	$0.56	N/A	09/21/11
Phillip Piffer	50,000	$0.56	N/A	09/21/11
David Wolfin	50,000	$0.56	N/A	09/21/11
Tyrone Docherty	30,000	$0.56	N/A	09/21/11
Connie Lillico	30,000	$0.56	N/A	09/21/11

Item 7.  Major Shareholders and Related Party Transactions

A.           Major Shareholders

As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government or any foreign government, or by any other natural or legal person.

The following sets forth, as at June 1, 2007, the share ownership of directors, officers and persons known to the Company to own beneficially five percent (5%) or more of the outstanding shares of each class of the Company¢s voting securities.  The Company's major shareholders do not have different voting rights and there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

Name	Number of Shares of Common Stock Owned	Percent of Class
Matt Wayrynen	81,400	0.43%
Lisa Wayrynen**	1,191,778	6.32%
__________________________
*      Less than 1%.
**      Spouse of Matt Wayrynen, the Company's Chief Executive Officer and Executive Chairman.

B.           Related Party Transactions

The balance of $Nil (2005: $3,454)  is due from a public company with common management and a common director.

Amounts due to related parties includes  $16,651 (2005 - $15,148) due to directors of the Company for directors fees and expense reimbursements; $51,782 (2005 - $19,769) to a private company owned by public companies having common directors that provides administrative services, office supplies and accounting services; and $Nil (2005 - $90,000) to directors and officers of the Company in regards to bonus payments.

Management and consulting fees totalling $237,828 were paid to directors and their private companies in 2006 (2005: $291,392).

During the year, current and/or former directors and/or Officers exercised nil options (2005: 217,500 options for total proceeds of $78,900).  In addition, current and/or former directors and officers subscribed for 145,500 shares of the Company for total proceeds of $130,950 (2005: 25,000 shares of the Company for total proceeds of $22,500).

Consulting fees totalling $96,000 were paid to a former director and his spouse in 2006 (2005: $96,000).

A debt financing fee of $Nil was paid to a director in 2006 (2005 - $29,000).

Administrative services, office supplies and accounting charges totalling $113,865 were paid to Oniva International Services Corporation, referred to as "Oniva", a private company owned by public companies having common directors (2005: $121,303).

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.  Financial Information

A.           Financial Statements and Other Financial Information

1.           The following financial statements of the Company are attached to this Annual Report:

Auditors' Report.
Balance Sheet as at December 31, 2006 and 2005.
Statements of Operations for the years ended December 31, 2006, 2005 and 2004.
Statements of Deficit for the years ended December 31, 2006, 2005 and 2004.
Statements of Cash flows for the years ended December 31, 2006, 2005 and 2004.
Notes to the Financial Statements.

2.           The Company has never paid any dividends and does not intend to in the near future.

B.           Significant Changes

On March 20, 2007 the Company announced that it had entered into an offer to purchase and contract of purchase and sale relating to its real estate assets consisting of an office building located at 455 Granville Street, Vancouver, B.C. for the sum of $4,000,000.  The initial deposit of $500,000 has been deposited directly to the Company.  The deposit will bear interest at an annual rate of 4% accruing to the benefit of the purchaser and to be applied to the purchase price upon closing.  Closing is expected to take place on or before September 7, 2007.  On closing, the purchaser will pay $3,000,000 and the Company will extend financing to the purchaser in the amount of $500,000 in the form of a second mortgage on the property.

On January 3, 2007 the Company announced that it had closed the fourth and final tranche of a non-brokered private placement of 496,760 flow-through shares, referred to as a "Flow-Through Share", at a price of $0.90 per share.  A Flow-Through share entitles an investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company which will be "flowed through" to the investor.

On May 22, 2007 the Company announced that it had arranged a non-brokered private placement of up to 3,320,000 Flow-Through shares at a price of $0.75 per share.  The Company also announced a non-brokered private placement of up to 680,000 units, each unit consisting of one common share and one-half of a non-transferable share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional share at a price of $1.00 during the first year from the date of closing.  This transaction is subject to regulatory approval.  The proceeds will be used for additional exploration and development work on the Company's Canadian oil and gas properties and for general working capital requirements.  Subsequently, on June 22, 2007, the Flow Through private placement was re-priced to $0.65.  The non-Flow-Through private placement was also re-priced to $0.60.

Item 9.  The Offer and Listing

A.           Offer and Listing Details

As of December 31, 2006, 3.44% of the Company's outstanding common stock was registered in the names of United States residents.  There were, as of December 31, 2006, 44 record holders in the United States.  The Company's common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of Computershare Trust Company of Canada in the city of Vancouver, the registrar and transfer agent for the common stock.

The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company's common stock for the last six months, for each quarter for the last two fiscal years, and for the five most recent fiscal years is as follows:

	TSX Venture Exchange (Canadian Dollars)

Last Six Months	High	Low
May 2007	0.70	0.59
April 2007	0.74	0.65
March 2007	0.79	0.51
February 2007	0.80	0.60
January 2007	0.91	0.74
December 2006	0.87	0.85

	TSX Venture Exchange (Canadian Dollars)
2006	High	Low
Fourth Quarter	0.93	0.65
Third Quarter	0.76	0.61
Second Quarter	1.08	0.66
First Quarter	1.10	0.70

2005
Fourth Quarter	1.06	0.67
Third Quarter	1.01	0.66
Second Quarter	1.15	0.90
First Quarter	1.50	0.90

FiveMostRecentFiscalYears
December 31, 2006	1.10	0.61
December 31, 2005	1.50	0.66
December 31, 2004	1.50	0.72
December 31, 2003	0.80	0.40
December 31, 2002	0.60	0.28

B.           Plan of Distribution

Not Applicable.

C.           Markets

The Company¢s common stock is listed in Canada on the TSX Venture Exchange under the symbol "BKS", in the United States on the Pink Sheets under the symbol "BRKDF" and in Germany on the Frankfurt Stock Exchange under the symbol "W8O" and "WKN 87166".

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

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the prescribed majority of the votes entitled to be cast on it.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture, each referred to as an "entity", each an "entity" that is not a "Canadian" as defined in the Investment Act, referred to as a "non-Canadian", unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2006 is any amount in excess of $265 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

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

The American Job Creation Act of 2004 repealed these rules.  The Company was not a PHC, FPHC or FIC.

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

Item 16C.  Principal Accountant Fees and Services

The independent auditor for the fiscal year ended December 31, 2006 was Meyers Norris Penny LLP.  Staley, Okada & Partners, Chartered Accountants were the Company's independent auditors for the fiscal year ended December 31, 2005.

Audit Fees

The aggregate fees billed by the Company’s external auditors for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2006 was $67,400 and December 31, 2005 was $28,215.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2006 was $2,148  and December 31, 2005 was $3,372.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2006 was $2,022 and December 31, 2005 was $1,500.  The services comprising these fees were in conjunction with the preparation of corporate tax returns and taxation advisory services.

All Other Fees

Other than referred to above, there were no aggregate fees billed for professional services rendered by the Company’s independent auditors for the fiscal years ended December 31, 2006 and December 31, 2005.

The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2006.  The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter.  No time was expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17.  Financial Statements

The following Financial Statements pertaining to the Company are filed as part of this annual report:

Item 18.  Financial Statements

See Item 17.

Item 19.  Exhibits

1.    Audited Financial Statements and Financial Statement Schedules:

2.    Exhibits

Exhibit Number	Name
1.	Memorandum of Berkley Resources Inc.*
2.	Articles of Berkley Resources Inc.*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act
13.1	Certificate of the Principal Executive Officer under section 906
13.2	Certificate of the Principal Financial Officer under section 906
15.1	Consent of Experts
__________________
*      Previously filed.

 SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BERKLEY RESOURCES INC.

Dated: July 13, 2007	By:	/s/ Matt Wayrynen
Matt Wayrynen, Chief Executive Officer and
Executive Chairman

BERKLEY RESOURCES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

Canadian Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information included in the Annual Report are the responsibility of, and have been prepared by, the management of Berkley Resources Inc. within reasonable limits of materiality. To fulfill this responsibility, the Company maintains appropriate systems of internal control, policies and procedures. These systems of internal control, policies and procedures help ensure that the Company’s reporting practices and accounting and administrative procedures provide reasonable assurance that the financial information is relevant, reliable, and accurate, and that assets are safeguarded and transactions are executed in accordance with proper authorization. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to generally accepted accounting principles in the United States. When alternative methods exist, the Company has chosen those that it deems most appropriate in the circumstances, in order to ensure that the financial statements are presented fairly in all respects. Where appropriate, these financial statements reflect estimates based on judgments of management. Financial information presented elsewhere in the Annual Report is consistent, where applicable, with that shown in the accompanying financial statements.

Meyers Norris Penny, LLP the independent auditors, have examined the financial statements of the Company. The independent auditors’ responsibility is to express a professional opinion on the fairness of the financial statements. The auditors’ report outlines the auditors’ opinion and the scope of their examination and their report follows.

The financial statements have also been reviewed by the Directors of Berkley Resources Inc. and by its Audit Committee. The Audit Committee is comprised of independent directors, and meets periodically during the year with the independent auditors and management. The independent auditors have full and unrestricted access to the Audit Committee.

“Signed”	“Signed”
Matthew Wayrynen	Lindsay Gorrill
Executive Chairman and Chief Executive Officer	President and Chief Operating Officer
April 24, 2007

To the shareholders of Berkley Resources Inc.:

We have audited the balance sheet of Berkley Resources Inc. as at December 31, 2006 and the statements of operations, deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2005 and for the year ended December 31, 2004, prior to the adjustment for certain error corrections as described in Note 18, were audited by the other auditors, who expressed an opinion without reservation on these statements in their report dated April 10, 2006.  We have audited the adjustments to the 2005 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

“Signed”

Calgary, Canada                                                                                                           MEYERS NORRIS PENNY LLP
April 24, 2007                                                                                                Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 24, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

“Signed”

Calgary, Canada                                                                                                           MEYERS NORRIS PENNY LLP
April 24, 2007                                                                                                Independent Registered Chartered Accountants

BERKLEY RESOURCES INC.
BALANCE SHEETS
December 31, 2006, and 2005

As at	2006	2005
		(Restated)
ASSETS
Current Assets
Cash	$498,246	$1,894,681
Accounts receivable	607,436	278,856
Taxes recoverable	16,145	22,325
Prepaid expenses	15,933	101,689
Deferred financing fees	134,247	-
Due from related party	-	3,454

	1,272,007	2,301,005

Prepaid oil and gas costs	-	295,350
Oil and gas properties and equipment (Note 5)	8,581,024	5,339,531
Other property plant and equipment (Note 7)	4,724	6,449
Assets of discontinued operations (Note 2 and 6)	2,038,924	2,049,015

	$11,896,679	$9,991,350

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,015,594	$353,363
Due to related parties (Note 13b)	68,433	124,917
Bank loans and liabilities of discontinued operations (Note 2 and 8)	3,377,612	1,922,146

	4,461,639	2,400,426

Asset Retirement Obligation (Note 3e and 9)	135,675	85,439

	4,597,314	2,485,865
Going concern (Note 1)
Commitments (Note 15)
Prior period adjustment (Note 18)
Subsequent events (Note 19)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	11,577,934	8,762,671
Contributed Surplus (Note 11)	804,412	589,036
Deficit	(5,082,981)	(1,846,222)

	7,299,365	7,505,485

	$11,896,679	$9,991,350

Approved by the Directors:

“Matt Wayrynen”	Director	“Lindsay Gorrill”	Director

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31

	2006	2005	2004
		(Restated)

OIL AND GAS REVENUE	$1,568,681	$1,408,858	$866,811

Oil and gas production expenses
Operating costs	828,575	608,045	416,254
Interest on loans	59,652	-	-
Amortization, depletion and accretion	1,162,790	667,794	262,775
Write-down of oil and gas properties	2,385,000	-	-
	4,436,017	1,275,839	679,029

NET OIL AND GAS INCOME (LOSS)	(2,867,336)	133,019	187,782

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	312,517	244,233	188,863
Stock based compensation	177,596	173,538	273,793
Management fees	237,828	201,393	-
Consulting fees	242,245	209,174	310,270
Professional fees	172,261	163,544	101,121
Finance fees on debt	61,753	95,427	-
Filing and transfer agent fees	25,731	17,130	19,413
Shareholder information	24,907	69,717	9,823
Amortization	2,158	1,462	409
	(1,256,996)	(1,175,618)	(903,692)
OTHER INCOME (EXPENSES)
Interest expense	(848)	(10,487)	-
Interest and other income	24,450	2,034	-
	(1,233,394)	(1,184,071)	(903,692)

LOSS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(4,100,730)	(1,051,052)	(715,910)
Recovery of future income taxes (Note 12a)	1,032,099	583,706	-

LOSS BEFORE DISCONTINUED OPERATIONS	(3,068,631)	(467,346)	(715,910)
Discontinued operations (Note 2)	(168,128)	(55,112)	(13,124)

LOSS FOR THE YEAR	$(3,236,759)	$(522,458)	$(729,034)

BASIC AND DILUTED LOSS PER SHARE BEFORE DISCONTINUED OPERATIONS	$(0.21)	$(0.05)	$(0.10)

BASIC AND DILUTED LOSS PER SHARE AFTER DISCONTINUED OPERATIONS	$(0.22)	$(0.05)	$(0.10)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	14,646,442	9,849,082	7,175,945

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
For the Years Ended December 31

	2006	2005	2004
		(Restated)

DEFICIT, beginning of period	$(1,846,222)	$(1,323,764)	$(563,849)

RETROACTIVE ADJUSTMENT
Stock based compensation (Note 4)	-	-	(30,881)

DEFICIT, restated, beginning of period	(1,846,222)	(1,323,764)	(594,730)

Loss for the year	(3,236,759)	(522,458)	(729,034)

DEFICIT, end of year	$(5,082,981)	$(1,846,222)	$(1,323,764)

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31

	2006	2005	2004
		(Restated)
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS

OPERATING ACTIVITIES
Loss for the period from continuing operations	$(3,068,631)	$(467,346)	$(715,910)
Items not requiring cash in the year
Amortization, depletion and accretion	1,164,948	669,256	263,184
Finance fees on debt	61,753	-	-
Write-down of oil and gas properties	2,385,000	-	-
Recovery of future income taxes	(1,032,099)	(583,706)	-
Stock based compensation	177,596	173,538	273,793
	(311,433)	(208,258)	(178,933)
Net change in non-cash working capital balances:
Accounts receivable	(328,580)	(133,434)	(45,419)
Taxes recoverable	6,180	8,754	13,413
Prepaid expenses	85,756	(9,189)	11,649
Due from related party	3,454	18,606	-
Prepaid oil and gas costs	295,350	81,343	(376,693)
Accounts payable and accrued liabilities	662,231	1,833	42,419
Due to related parties	(56,484)	124,917	-
	356,474	(115,428)	(533,564)

INVESTING ACTIVITIES
Proceeds on disposal of oil and gas property	-	112,500	-
Oil and gas properties and equipment, net	(6,739,047)	(3,859,162)	(1,301,715)
Other property, plant and equipment	(433)	(5,548)	(2,728)
	(6,739,480)	(3,752,210)	(1,304,443)

FINANCING ACTIVITIES
Issuance of common shares (net of issue costs)	3,689,142	3,615,396	2,434,882

Increase (Decrease) in cash from continuing operations	(2,693,864)	(252,242)	596,875

Increase (Decrease) in cash from discontinued operations (Note 2)	1,297,429	1,434,245	(119,422)

Cash, beginning of year	1,894,681	712,678	235,225

Cash, end of year	$498,246	$1,894,681	$712,678

SUPPLEMENTAL STATEMENTS OF CASH
FLOWS DISCLOSURE
Interest paid on long-term debt	$273,100	$99,532	$23,047

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1.	Nature of Operations and Going Concern

Berkley Resources Inc. (the “Company” or “Berkley”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986.  The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada.  The Company also rents commercial office space in a building it owns in Vancouver, Canada.  The commercial rental operations have been discontinued as a result of the planned sale of the building subsequent to year end (Note 2).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that Berkley will continue in operation for the foreseeable future in regards to its oil and gas operations and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2006 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2007. As at December 31, 2006, the Company had a working capital deficit of $3,189,632 (2005 – $99,421).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

2.	Discontinued Operations

Subsequent to the year end, the Company has entered into an agreement to sell its real estate assets in Vancouver, British Columbia.  Therefore the rental property asset and liability amounts are now disclosed as Assets of discontinued operations and Bank loans and liabilities of discontinued operations respectively on the Balance Sheet and the operations segment disclosed as discontinued operations on the Statement of Operations.  The rental property asset is expected to be sold for $4,000,000 on or before September 7, 2007 and has a carrying value of $2,038,924.  Summarized financial information relating to the discontinued operations are as follows:

Assets:

	2006	2005
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(137,631)
	299,930	310,021
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,049,015

Liabilities:

	2006	2005
Canadian Imperial Bank of Commerce	$577,612	$322,146
Canadian Imperial Bank of Commerce	-	100,000
Quest Capital Corp.	2,800,000	-
IMOR Capital Corp.	-	1,500,000
	$3,377,612	$1,922,146

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

2.	Discontinued Operations - Continued

Operating results:

	2006	2005	2004

Rental Revenue	$249,211	$238,466	$232,607

Rental operations expenses
Operating costs	193,800	180,779	209,229
Interest on bank loan	213,448	99,532	23,047
Amortization	10,091	13,267	13,455

	417,339	293,578	245,731

Net Rental Loss	$(168,128)	$(55,112)	$(13,124)

Cash flows:

	2006	2005	2004
Operating activities
Loss for the period	$(168,128)	$(55,112)	$(13,124)
Amortization	10,091	13,267	13,455
	(158,037)	(41,845)	331

Financing activities
Bank and other loans received	3,055,466	1,600,000	-
Bank and other loans repaid	(1,600,000)	(123,910)	(119,753)
	1,455,466	1,476,090	(119,753)

Net cash increase (decrease) in cash from discontinued operations	$1,297,429	$1,434,245	$(119,422)

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.	Significant Accounting Policies

a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 17.

Certain comparative balances have been reclassified to conform with current year accounting policies and financial statement presentation.

b)           Foreign currency translation

The accounts of the Company are maintained in Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in operations.

c)           Revenue recognition

Revenue associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year received from third party purchasers on delivery of activity reports. Differences between production and amounts delivered and sold are not significant.  Revenue is recognized based upon the monthly report of sales from either the third party or the Company’s partner in the well.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

d)           Oil and gas properties and equipment

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, costs of production equipment and overhead charges relating to acquisition, exploration and development activities.  The Company does not capitalize interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) before royalties.  For purposes of this calculation, reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

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
December 31, 2006 and 2005

3.	Significant Accounting Policies - Continued

d)	Oil and gas properties and equipment - Continued

The Company performs a ceiling test in a two-stage test performed at least annually:

i)
Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.

ii)
If impairment is indicated by applying the calculations described in i) above, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and amortization and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s risk-free rate of interest, using forecast prices and costs. Any impairment is included in earnings for the year.

Substantially all of the Company’s oil and gas interests are conducted jointly with others.  The financial statements reflect only the Company’s share of assets, liabilities, and operations. As at 31 December 2006 and 2005, the Company does not operate any of its oil and gas interests.

e)           Asset retirement obligation

Effective January 1, 2004 the Company retroactively adopted the new Canadian standard for “Asset Retirement Obligations”. This standard requires the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets to be recorded in the period the asset is put to use, with the corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation and amortization of the underlying assets. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded. Prior to January 1, 2004, the Company provided for future site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis.

f)           Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life at the rate of 4% per annum by the declining balance method.  No amortization was taken on the building in the current year, subsequent to these operations being discontinued.

Other capital assets consist of computer equipment, furniture and equipment and are amortized at the following rates per annum by the declining balance method:

Computer equipment	30%
Furniture, fixtures and equipment	20%

g)           Financial instruments

The Company’s financial instruments include cash, accounts receivable, taxes recoverable, due from and to related parties, accounts payable and accrued liabilities, and bank loans. The carrying values of these financial instruments approximate their fair values.  The Company is not exposed to significant credit or currency risk on its financial instruments.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.	Significant Accounting Policies - Continued

h)           Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

i)           Stock based compensation plan

Stock based compensation expense is recorded for the estimated fair value of stock options granted.  The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

j)           Loss per share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.  This method assumes the proceeds from the exercise of dilutive options and warrants are used to purchase common shares at the weighted average market price during the period.

k)           Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

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

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

3.	Significant Accounting Policies - Continued

m)           Variable interest entities - change in accounting policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.”  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position.  The Guideline is effective January 1, 2005 for the Company.

n)           Flow-through shares

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

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)           Recent accounting pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued new recommendations for the recognition and measurement of financial instruments, and amendments to the existing presentation and disclosure standards, effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2006.  Section 3855 Financial Instruments – Recognition and Measurement establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 Financial Instruments – Disclosure and Presentation discusses the presentation and disclosure of these items.  The application of hedge accounting is covered in Section 3865 Hedges. Section 1530 Comprehensive Income establishes standards for reporting and displaying certain gains and losses, such as unrealized gains and losses related to hedges or other derivative instruments, outside of net income, in a statement of comprehensive income. Section 3251 Equity establishes standards for the presentation of equity and changes in equity, including changes arising from those items recorded in comprehensive income.  There have also been numerous consequential amendments made to other Sections.  Transitional provisions are complex and vary based on the type of financial instruments under consideration.  Therefore, the Company has not yet determined the effect of these new standards on its financial statements.

4.	Accounting Changes

a)
Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees.  In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense.  In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results.  In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 3i.  This change has been applied retroactively so the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year.  This accounting treatment is in keeping with Canadian generally accepted accounting principles. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

4.	Accounting Changes - Continued

b)
Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares.  For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.  The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses.

5.	Oil and Gas Properties and Equipment

	2006	2005
		(Restated)
Oil and gas properties and equipment, cost	$16,035,651	$9,249,158

Less: Accumulated amortization and depletion	(5,069,627)	(3,909,627)
Write-down of oil and gas properties	(2,385,000)	-

	$8,581,024	$5,339,531

Future development costs related to proven undeveloped reserves of $ Nil (2005 – $55,000) have been included in the depletion base calculation at December 31, 2006.

At December 31, 2006, oil and gas properties and equipment includes the cost of unproven properties of approximately $3,832,346 (2005 - $330,228) which are currently not subject to depletion.

The benchmark prices, on which the ceiling test is based, are as follows:

Year	Crude Oil CDN$/bbl	Natural Gas CDN$/mcf
2007	65.99	7.21
2008	67.71	7.85
2009	66.19	7.80
2010	61.42	7.93
2011	56.68	8.25
2012	53.73	8.44
2013	53.90	8.58
2014	54.93	8.88
2015	56.09	9.07
2016	55.45	9.28

Benchmark prices increase at a rate of 2% per year for both oil and gas after 2016.

For the year ended December 31, 2006, a ceiling test write-down of $2,385,000 was required.  For the year ended December 31, 2005, no ceiling test write-down was required.

During the year ended December 31, 2006, five property areas produced more than 95% (2005 – 87%) of the total oil and gas revenue.  There is no guarantee that this revenue will continue in future periods. In addition, $70,013 of 2006 revenue (2005 – $465,401) came from a well that was abandoned in fiscal 2006 and is unlikely to produce any future revenue.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

6.	Assets of Discontinued Operations

	2006	2005
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(137,631)
	299,930	310,021
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,049,015

7.	Other Property, Plant and Equipment

	Cost	Accumulated Amortization	Net 2006	Net 2005
Computer equipment	$28,382	$(25,773)	$2,609	$3,806
Furniture, fixtures and equipment	8,521	(6,407)	2,114	2,642
Truck	39,040	(39,039)	1	1
	$75,943	$(71,219)	$4,724	$6,449

8.	Bank Loans and Liabilities of Discontinued Operations

	2006	2005
Canadian Imperial Bank of Commerce	$577,612	$322,146
Canadian Imperial Bank of Commerce	-	100,000
Quest Capital Corp.	2,800,000	-
IMOR Capital Corp.	-	1,500,000
	$3,377,612	$1,922,146

The bank loan of $577,612 payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on demand, and is secured by a first mortgage in the amount of $650,000 over the Company’s rental property (Note 6) and an assignment of rents and insurance.  Also, one director has supplied a guarantee of $300,000.

The bank loan payable to Quest Capital Corp (“Quest”) bears interest at 12.00% per annum with monthly interest only payments of approximately $28,000 and is secured by a first charge debenture over the Company’s oil and natural gas assets, a second mortgage over the Company’s real estate, a promissory note and a general security agreement.  The balance is due September 7, 2007.  The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

The bank loan payable to IMOR Capital Corp (“IMOR”) had beared interest at prime plus 6.75% per annum (minimum 11% per annum) with monthly interest only payments of $13,750 and was secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement.  The debt was settled in September 2006 with proceeds from the Quest Capital Corp. loan.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum.  As at December 31, 2006, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

9.	Asset Retirement Obligation

The following table sets out the activity for the Company’s asset retirement obligation for the years ending December 31, 2006 and 2005:

	2006	2005
Opening balance	$85,439	$43,030
Accretion	2,790	2,294
Additions	47,446	40,115
Reduction due to disposal	-	-
	$135,675	$85,439

The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $217,700 (2005 – $144,600) which will be incurred between 2007 and 2017.

10.	Share Capital

a)	Authorized:

Unlimited common shares, without par value

	2006		2005
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	14,184,955	$8,762,671	9,681,977	$5,734,921
Issued in the year for cash:
Pursuant to private placements:
- flow-through for cash	3,613,015	3,251,713	3,629,978	3,266,980
- non-flow-through for cash (Note 11i)	755,600	642,260	536,000	402,000
- non-flow-through for services	301,538	196,000	100,000	75,000
Exercise of stock options	-	-	237,000	89,010
Exercise of warrants	2,500	3,750	-	-
Share issuance costs	-	(246,361)	-	(237,994)
Future income taxes on renouncement of resource property expenditures (Note 4b)	-	(1,114,694)	-	(583,706)
Future income taxes on share issue costs	-	82,595	-	-
Contributed surplus on exercise of stock options (Note 11)	-	-	-	16,460
Balance, end of year	18,857,608	$11,577,934	14,184,955	$8,762,671

b)	Warrants

	2006		2005
	Number of Shares Subject to Warrants	Exercise price range	Number of Shares Subject to Warrants	Exercise price range
Outstanding, beginning of year	1,925,232	$1.10/$1.50	1,289,232	$1.10/$1.50
Issued	377,800	$1.20/$1.50	636,000	$1.25
Exercised	(2,500)	$1.50	-	-
Expired	(1,286,732)	$1.10/$1.50	-	-
Outstanding, end of year	1,013,800	$1.20/$1.50	1,925,232	$1.10/$1.50

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

10.	Share Capital - Continued

b)	Warrants - Continued

At December 31, the following share purchase warrants were outstanding:

Exercise price Range	Expiry date	2006 Number of warrants	2005 Number of warrants
$1.25	November 10, 2006	-	241,110
$1.50	November 10, 2006	-	553,750
$1.25	November 30, 2006	-	129,000
$1.50	November 30, 2006	-	319,500
$1.36	December 10, 2006	-	45,872
$1.25	December 28, 2007	636,000	636,000
$1.20/$1.50	April 30, 2007 / December 31, 2007	377,800	-
		1,013,800	1,925,232

c)	Stock options

The Company has adopted a 2006 Stock Option Plan (“the Plan”) which provides for the granting of options to acquire up to 2,837,000 shares.  The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company.  All options granted are to be within the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

i)	20% during the first six months after the date of the grant;
ii)	20% at the end of nine months after the date of grant;
iii)	20% at the end of the twelve months after the date of grant;
iv)	20% at the end of the fifteen months after the date of grant;
v)	20% at the end of the eighteen months after the date of grant.

	2006		2005
	Number of Shares Subject to Options	Weighted average exercise price per share	Number of Shares Subject to Options	Weighted average exercise price per share
Balance outstanding, beginning of year	1,634,000	$0.72	1,226,000	$0.57
Activity in the year
Granted	600,000	$0.56	645,000	$0.90
Exercised	-	-	(237,000)	$0.38
Cancelled	(20,000)	$0.78	-	-
Lapsed	-	-	-	-
Balance outstanding, end of year	2,214,000	$0.68	1,634,000	$0.72

Exercisable ,end of year	1,428,333	$0.68	902,900	$0.58

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

10.	Share Capital - Continued

c)	Stock options - Continued

A summary of stock options outstanding is as follows:

		2006	2005
Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31
$0.52	September 19, 2008	580,500	580,500
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	6,000	21,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,500
$0.90	December 23, 2010	640,000	645,000
$0.56	September 21, 2011	600,000	-
		2,214,000	1,634,000

The fair value of the stock options granted were $198,900 (2005: $176,500) determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	3.91%	3.83%
Expected life	3 years	3 years
Volatility factor	55%	58%
Dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.	Contributed Surplus

	2006	2005
Balance, beginning of year	$589,036	$336,558
Stock-based compensation on issue of options	177,596	173,538
Value of warrants (i)	37,780	95,400
Exercise of stock options (Note 10a)	-	(16,460)
	$804,412	$589,036

(i)
During the year the Company issued 755,600 units at $0.90 per unit for total proceeds of $680,040 with each unit consisting of one common share of the Company and one half warrants exercisable to April 30, 2007 at $1.20 per warrant and exercisable to December 31, 2007 at $1.50. Management determined that $0.05 of the $0.90 unit price was applicable to the warrant, therefore $37,780 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

12.	Income Taxes

a)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2006	2005	2004
		(Restated)
Net income (loss) for the year before taxes	$(4,268,855)	$(1,106,164)	$(729,034)
Combined federal and provincial income tax rate	34.12%	34.12%	34.00%
Computed income tax expense (reduction)	(1,456,533)	(377,423)	(247,872)
Increase (decrease) resulting from
Non deductible Crown Royalties, net	22,290	33,956	16,627
Resource Loss (Allowance)	(12,658)	12,292	(32,880)
Stock based compensation	60,596	59,211	92,750
Deferred financing fees	21,070	-	-
Meals and entertainment	1,323	1,857	4,657
Tax adjustment from rate change and other	(892)	250	-
Change in valuation allowance	332,705	(313,849)	166,718
Recovery of income taxes	$(1,032,099)	$(583,706)	$-

b)	The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

	2006	2005
		(Restated)
Future income tax assets
Non-capital losses	$401,972	$202,748
Share issuance costs	148,615	115,136
Rental property and equipment tax value in excess of book value	105,150	100,616
Asset Retirement Obligation	46,292	29,049
Cumulative eligible capital	2,386	2,556
Future income tax liabilities
Oil and gas properties tax value in excess of book value	(135)	(78,530)
Allowance	(704,280)	(371,575)
Future income tax asset (liability)	$-	$-

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods.  A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

12.	Income Taxes - Continued

c)	The Company has non-capital losses which may be applied to reduce future years' taxable income. At December 31, 2006, these losses expire as follows:

2007	$-
2008	10,711
2009	58,684
2010	52,613
2014	265,611
2015	208,700
2026	581,795
$1,178,114

d)	Canadian development and exploration expenditures

As at December 31, 2006, the Company had $8,580,628 (2005 - $5,108,560) of unused Canadian exploration and development expenses available to offset future taxable income of the Company. The tax benefit of these expenses carry forward indefinitely.

e)	Flow-through shares

In 2006, the Company issued flow-through shares in the amount of $3,251,713 (2005 - $3,266,980), excluding share issue costs, to finance eligible Canadian exploration expenditures. The resource expenditure deductions for income tax purposes related to exploration activities are renounced to investors in accordance with income tax legislation, and as a result tax deductibility of these costs are not available to the Company.

As at December 31, 2006 the subscription value of the flow-through shares of $3,251,713 (2005 – $3,266,680) had not yet been renounced to the shareholders, and $2,673,196 (2005 – $3,069,780) of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.  Subsequent to the year-end, the Company renounced the $3,251,713 (2005 - $3,266,980) to the flow-through shareholders under the CRA look back rules.

13.	Related Party Transactions

a)	Due from related party balance of $Nil (2005: $3,454) is due from a public company with common management and a common director.

b)
Due to related parties consists of $16,651 (2005 - $15,148) due to Directors of the Company for Directors fees and expense reimbursements; $51,782 (2005 - $19,769) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services; and $Nil (2005 - $90,000) to Directors and Officers of the Company in regards to bonus payments.

c)	Management and consulting fees totalling $237,828 were paid to Directors and their private companies in 2006 (2005: $291,392).

d)
During the year, current and/or former Directors and/or Officers exercised nil options (2005: 217,500 options for total proceeds of $78,900).  In addition, current and/or former Directors and Officers subscribed for 145,500 shares of the Company for total proceeds of $130,950 (2005: 25,000 shares of the Company for total proceeds of $22,500).

e)	Consulting fees totalling $96,000 were paid to a former Director and his spouse in 2006 (2005: $96,000).

f)	A debt financing fee of $Nil was paid to a director in 2006 (2005 - $29,000).

g)
Administrative services, office supplies and accounting charges totalling $113,865 were paid to Oniva International Services Corporation (“Oniva”), a private company owned by public companies having common Directors (2005: $121,303).

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

13.	Related Party Transactions - Continued

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

14.	Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity.  The Company is exposed to interest risk on its bank loan and line of credit facility with the Canadian Imperial Bank of Commerce.

15.	Commitments

a)
Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to pay management fees of $16,000 in fiscal 2007.  Subsequent to the year end, this commitment has been fulfilled.

b)
On December 12, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

c)
As at December 31, 2006 $2,673,196 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.

16.	Segment Disclosure

The Company operates in two segments – oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:

	2006	2005
Assets by operating segment
Oil and gas	$9,182,115	$5,943,675
Real estate (Discontinued Operations)	2,090,035	2,071,124

Assets not allocated
Head office	624,529	1,976,551
	$11,896,679	$9,991,350

	2006	2005
Capital expenditures by segment
Oil and gas	$6,739,480	$3,861,287
Head office	-	3,423
	$6,739,480	$3,864,710

All of the Company’s operations are in Canada. Rental revenue of $6,000 (2005: $6,000) has been eliminated on roll-up of the divisions representing the rental of office premises by the corporate head office.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.	Differences Between Canadian and United States Generally Accepted Accounting Policies

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

Statement of Operations	2006	2005 As restated	2005 As previously reported	2004

Loss for the year under Canadian GAAP	$(3,236,759)	$(522,458)	$(1,922,458)	$(729,034)
Additional impairment of oil and gas properties under US GAAP (a)	(665,784)	(2,301,603)	(600,000)	-
Depletion, amortization and accretion expense (a)	321,709	-	-	-
Remove tax impact on renouncement of flow-through shares	(934,044)	(39,210)	(583,706)	-
Loss for the year under US GAAP	$(4,514,878)	$(2,863,271)	$(3,106,164)	$(729,034)
Loss per share under US GAAP	$(0.31)	$(0.29)	$(0.32)	$(0.10)

Statement of Cash Flows	2006	2005 As restated	2005 As previously reported	2004

Increase (decrease) in cash for the year under Canadian GAAP	$(1,396,435)	$1,182,003	$1,182,003	$477,453
Increase (decrease) in cash during the year under US GAAP	$(1,396,435)	$1,182,003	$1,182,003	$477,453

Balance Sheets	2006	2005 As restated	2005 As previously reported
Oil and gas properties - Canadian GAAP	$8,581,024	$5,339,531	$3,939,531
Additional impairment under US GAAP (a)	(2,967,387)	(2,301,603)	(502,200)
Depletion, amortization and accretion expense (a)	321,709	-	-
Oil and gas properties - US GAAP	5,935,346	3,037,928	3,437,331

Other liabilities (d and i)	(934,044)	(39,210)	(544,496)

Shareholders' equity - Canadian GAAP	7,299,365	7,505,485	6,105,485

Share capital (e)	11,577,934	8,762,671	8,762,671
Contributed surplus	804,412	589,036	589,036
Deficit	(5,082,981)	(1,846,222)	(3,246,222)
	7,299,365	7,505,485	6,105,485
Impairment of oil and gas properties	(2,967,387)	(2,301,603)	(462,990)
Depletion, amortization and accretion	321,709	-	-
Tax impact on renouncement of flow-through shares	(934,044)	(39,210)	(583,706)
Shareholders' equity - US GAAP	$3,719,643	$5,164,672	$5,058,789

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.	Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

a)
Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10% using proved reserves only under constant pricing. Under Canadian GAAP, the ceiling test is based on discounted future net operating revenues using the Company’s risk-free rate of interest for proved and probable reserves at forecasted pricing.

At December 31, 2006, the Company applied a ceiling test to its oil and gas properties using December 31, 2006 prices of:

Gas (per thousand cubic feet)	$5.95 CDN
Crude oil (per barrel)	$60.20 CDN

The application of the US GAAP ceiling test resulted in an additional impairment to carrying value of the oil and gas properties of $665,784.  Under Canadian GAAP, the application of this test required an additional impairment of $2,385,000 to the carrying value of the oil and gas properties.

At December 31, 2005, the Company applied a ceiling test to its oil and gas properties using December 31, 2005 prices of:

Gas (per thousand cubic feet)	$9.54 CDN
Crude oil (per barrel)	$59.44 CDN

The application of the US GAAP ceiling test resulted in an additional impairment to carrying value of the oil and gas properties of $2,301,603.  Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the oil and gas properties.

At December 31, 2004, the Company applied a ceiling test to its oil and gas properties using December 31, 2004 prices of:

Gas (per thousand cubic feet)	$6.35 CDN
Crude oil (per barrel)	$50.25 CDN

The application of the US GAAP ceiling test resulted in no adjustment to the carrying value of the oil and gas properties being required.  Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the oil and gas properties.

In addition, the cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2006 is that additional depletion of $321,709 (2005 – $Nil, 2004 - $Nil) has been recorded under US GAAP.

b)
During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 3i and 4a, with retroactive application with restatement of the prior year’s statement of operations.  Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation – Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 and its amendment SFAS No. 123R, prospectively as of January 1, 2003.  As a result, the stock option compensation expense recognized in 2006 is not materially different between US and Canadian GAAP.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.	Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

Stock Options December 31, 2006
	Number of options	Aggregate Intrinsic Value
Options outstanding at end of year	2,214,000	$419,225
Options exercisable at end of year	1,428,333	$264,752

c)	Pro-forma disclosure of asset retirement obligations

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

d)
Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2006, 2005 and 2004.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors.  The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP.  At the time of issue, the funds received are recorded as share capital.  At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created.  This liability may be subsequently removed with tax assets.  For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced.  There was a premium received for the 2005 and 2006 flow-through offerings.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP.  At December 31, 2006, unexpended flow-through funds were $2,673,196 (2005 - $3,069,780) (Note 12e).

e)
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

f)
In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.	Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

g)
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supercedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.  SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

h)
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.”  This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.  It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.  In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.  It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.  SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

i)
Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability.  If flow-through shares are sold at a discount, the discount is recorded as an asset.  As restricted cash is spent, the premium or discount is recognized as income or expense, respectively.

The December 2005 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.75.

Premium on flow-through share issuance is as follows:

3,629,978 flow-through shares at $0.90	$3,266,980
3,629,978 flow-through shares at $0.75	2,722,484
Premium on flow-through shares	$544,496

The December 2006 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.85.

Premium on flow-through share issuance is as follows:

3,613,015 flow-through shares at $0.90	$3,251,713
3,613,015 flow-through shares at $0.85	3,071,063
Premium on flow-through shares	$180,650

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

17.	Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

Presentation

There are different presentations between Canadian and U.S. GAAP which are as follows:

1)	No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.
2)	Under U.S. GAAP, there is no difference between net income and other comprehensive income.

18.	Prior Period Adjustment

During the year the Company determined that the 2005 financial statements erroneously stated a write-down against its oil and gas properties and equipment.  The original ceiling test calculations resulted in a write-down of $1,400,000 which was applied against operations in 2005.  A correction in the calculations in accordance with Canadian GAAP resulted in no write-down being required.  An adjustment has been made to credit the write-down expense and debit accumulated amortization and depletion for the amount of $1,400,000.  The following outlines the adjustment to the 2005 financial statements:

	December 31, 2005 as previously reported	Adjustment	December 31, 2005 as restated
Asset
Oil & gas properties and equipment	$3,939,531	$1,400,000	$5,339,531

Equity
Deficit	3,246,222	(1,400,000)	1,846,222

Expense
Write-down of oil and gas properties	1,400,000	(1,400,000)	-

Net oil and gas income (loss)	(1,266,981)	1,400,000	133,019

Loss or the year	$(1,922,458)	$1,400,000	$(522,458)

19.	Subsequent Event

Subsequent to the year end the Company entered into an offer to purchase for the sale of the Company’s real estate assets consisting of an office building located in Vancouver, British Columbia for the sum of $4,000,000.  An initial deposit of $500,000 has been received subsequent to the year end.  On closing, the purchaser will pay $3,000,000 and the Company will extend financing to the purchaser in the amount of $500,000 in the form of a second mortgage on the property.  The closing is expected to take place on or before September 7, 2007.  No commission or finders fees will be paid.

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

12.1                          Certification of the Principal Executive Officer under the Sarbanes-Oxley Act

12.2                                                                  Certification of the Principal Financial Officer under the Sarbanes-Oxley Act

13.1                                                                  Certificate of the Principal Executive Officer under section 906

13.2                                                                  Certificate of the Principal Financial Officer under section 906

15.1                                                                  Consent of Experts

_______________________________
*  Previously filed.