Form 20-F/A
BERKLEY RESOURCES INC
filed 2007-11-14
CIK 870589

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

This Form 20-F/A is being filed by Berkley Resources Inc., as Amendment No. 1 to its annual report on Form 20-F filed on July 13, 2007.  The purpose of this Amendment No. 1 is to amend certain minor inaccuracies and to provide further disclosure under Item 4.D "Property, Plants and Equipment", respecting the reporting of reserves and production and Item 5.A "Operating Results" respecting a clarification on losses for the period.  The report of a prior auditor has also been included in the Form 20-F/A.  Except to reflect the changes described above, this Amendment No. 1 does not, and does not purport to, modify or update the disclosure contained in the annual report on Form 20-F.

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

	Year Ended December 31
Canadian GAAP	2006	2005 (Restated)[1]	2004	2003	2002
Operations
Oil and Gas Revenue	$1,568,681	$1,408,858	$866,811	$606,133	$406,138
Oil and Gas Production Expense	828,575	608,045	416,254	243,717	189,681
Interest On Loans	59,652	-	-	-	-
Amortization and Depletion	1,162,790	667,794	262,775	79,500	39,900
Write-down of oil and gas properties	2,385,000	-	-	-	-
Net Oil and Gas Income (Loss)	(2,867,336)	133,019	187,782	278,147	176,557
Loss for the Period from Continuing Operations[2]	(3,068,631)	(467,346)	(715,910)	N/A2	N/A2
Net Income (loss)	(3,236,759)	(522,458)	(729,034)	(255,456)	(127,647)
Basic and Diluted Loss Per Share Before Discontinued Operations[2]	(0.21)	(0.05)	(0.10)	N/A2	N/A2
Net Income Per Share (loss)	(0.22)	(0.05)	(0.10)	(0.04)	(0.02)

	As at December 31
	2006	2005 (Restated)[1]	2004	2003	2002
Balance Sheet
Total Assets	$11,896,697	$9,991,350	$6,759,346	$3,615,691	$3,829,235
Oil and Gas Properties and Equipment	8,581,024	5,339,531	3,389,679	1,109,391	529,651
Assets of Discontinued Operations[2]	2,038,924	2,049,015	N/A	N/A	N/A
Current liabilities	4,461,639	2,400,426	1,968,601	711,222	758,102
Shareholders' Equity	7,299,365	7,505,485	4,747,715	2,767,967	3,015,933
Number of shares issued and outstanding	18,857,608	14,184,955	9,681,977	6,810,934	6,795,934

	Year Ended December 31
U.S. GAAP	2006	2005 (Restated)[1]	2004	2003	2002
Operations
Oil and Gas Revenue	$1,568,681	$1,408,858	$866,811	$606,133	$406,138
Rental Revenue	249,211	238,466	232,607	238,599	235,670
Net Income (loss)	(4,514,878)	(2,863,271)	(729,034)	(255,456)	(191,847)
Net Income Per Share (loss)	(0.31)	(0.29)	(0.10)	(0.04)	(0.03)

	As at December 31
	2006	2005(Restated)[1]	2004	2003	2002
Balance Sheet
Total Assets	9,251,001	7,689,747	$6,857,146	$3,713,491	$3,927,035
Total Liabilities	4,597,314	2,485,865	2,011,631	847,724	813,302
Shareholders' Equity	3,719,643	5,164,672	4,845,515	2,865,767	3,113,733
___________________________________
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

Oil and Natural Gas Prices. The Company has little control over the price it receives for its products.  Prices are determined by the worldwide supply of and demand for energy.  Levels of production maintained by the Organization of Petroleum Exporting Countries, referred to as "OPEC", member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future.  As a result, future oil price movements cannot be predicted with any certainty.  Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year.  These frequent changes in the market price make it impossible for the Company to predict natural gas price movements with any certainty.  Oil prices fluctuated during 2006 between U.S. $78 and U.S. $50 per barrel, ending the year at approximately U.S. $60 per barrel ($per barrel for West Texas Intermediate, referred to as "WTI".  Natural gas prices have also been very volatile fluctuating between U.S. $4.60/mcf and U.S. $9/mcf during the year, ending 2006 at a price of approximately U.S. $5.70/mcf.  Costs of all related services have been high for 2006.

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

It May Be Difficult to Enforce Civil Liabilities Against the Company.  Because the assets of the Company, as well as the Company¢s jurisdiction of incorporation and the residences of its officers and directors, are mostly located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

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

In fiscal 2002, 2003, 2004, 2005 and 2006, we reported losses of $127,647, $255,456, $729,034, $522,458 and $3,236,759 respectively.  As at December 31, 2006, we had an accumulated deficit of $5,082,981.  Our future viability should be considered in light of the risks and difficulties frequently encountered by companies engaged in the junior stages of oil and gas exploration, development and production activities.  As at December 31, 2006, the Company did not have sufficient financial resources to meet its flow through expenditure requirements in the 2007 fiscal year in conjunction with its flow through financings. The Company has until the end of 2007 to meet these requirements.

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

D.           Property, Plants and Equipment

The Company is in the business of participating in various oil and gas drilling ventures in Alberta and Saskatchewan, by entering into Operating Agreements with other investors.  Operating Agreements specify that each investors' ownership in the lands, wells and equipment is that of tenants-in-common.  The following map sets forth the Company's more significant areas of activity:

The following is a description of the various interests of the Company in its oil and gas properties as at June 1, 2007.

Lease No.	Description	Interest	Status
Brazeau	Sec.13-46-13 W5M	30.00% WI BPO	Written off
19.50% WI APO

Carbon
047790068	Sec.29-29-22 W4M	6%WI	Producing - gas
32443	Sec.32-29-22 W4M	6.25%WI	Producing - gas
25906	Sec.28-29-22 W4M	6.25%WI	Producing - gas
0477010002	Sec.31-29-22 W4M	10%WI	Producing - gas

Crossfield	Twp 28 Rge 1 W5M	35% WI	Licensing to drill

Dollard	Twp 6/7 Rge 19 W3M	20% WI	Producing - oil

North Halkirk
34398	S1/2 Sec.22-39-16 W4M	6.25%WI	Producing – gas/oil
26457	N/2 Sec.22-39-16 W4M	6.25%WI	Producing – gas/oil

John Lake
40852	All Sec.26&27-55-1 W4M	10%WI	Producing - gas
	Sec.1-56-1 W4M	10%WI	Producing - gas
485070102	W/2 36-55-1 W4M	10%WI	Producing - gas
487040220	E/2 Sec.36-55-1 W4M	10%WI	Producing - gas

Lease No.	Description	Interest	Status
40853A	All Sec.15-56-1-W4M	10%WI	Producing - gas
40855A	All Sec.24-56-1 W4M	10%WI	Producing - gas
40856	All Sec.34-56-1 W4M	10%WI	Producing - gas

Leduc
	All Sec.33-49-26 W4M	4% WI	Producing – gas
	NW/4 Sec 28-49-26 W4	4.27% WI	Standing - oil

Oyen
30364	S/2 Sec.16-29-4 W4M	1%WI	Not Producing

Senex	Twp 92/93 Rge 6/7 W5M	15/20% WI	Producing - oil
Exploration
Sibbald
39367	Sec.2,4, E/2 9&10-28-1 W4M	0.50%WI	Producing - gas
0476122257	W/2 9-28-1 W4M Sec.3-28-1 W4M	0.25%WI 0.25%WI	Not Producing Not Producing
29513	S/2 Sec.15-28-1 W4M	1.00%WI	Producing - gas
6359A	N/2 Sec.15&S/2 Sec.22-28-1	1.00%WI	Not Producing

Skiff
0484080300	NW1/4Sec.29-4-14 W4M	10.526%WI	Producing - oil
	W1/2Sec.32-4-14 W4M	5.26315%	Producing - oil
048307070286	SW/4 of Sec.5-5-14	5.50%WI	Producing - oil

Zama Virgo
092020380	W/2 Sec.22-115-5 W6M	Sliding Scale	Producing - oil

Office Building
455 Granville Street Vancouver, Canada	Lot B, Block 22, District Lot 541, Plan 8227	100%	N/A

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

The following table summarizes estimated net quantities of: (i) proved developed non-producing oil and gas reserves; and (ii) total proved developed oil and gas reserves.  Please note that such estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of oil and gas, and other factors.

	December 31, 2006		December 31, 2005		December 31, 2004
	Oil (barrels)	Natural Gas (mcf)	Oil (barrels)	Natural Gas (mcf)	Oil (barrels)	Natural Gas (mcf)
Proved, Developed Non-Producing Reserves	14,400	21,600	Nil	22,000	3,000	125,000
Total Proved and Developed Reserves	140,600	235,900	150,600	211,500	33,000	1,245,000

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

Results of Operations - Year ended December 31, 2006 Compared to Year Ended  December 31, 2005.

Oil and gas

Oil and gas revenue was $1,568,681 for 2006 compared to $1,408,858 for 2005, an increase of $159,823.  The increase in revenue is primarily due to increased production from the Senex property. The production expenses for 2006 were higher at $4,436,017 compared to $1,275,839 for 2005, and increase of $3,160,178.  The most significant factor in this increase was the write-down of $2,385,000 in 2006 compared to no write-down in 2005 followed by an increase of $494,996 in amortization, depletion and accretion expense in 2006. There were also increases of $220,530 in operating costs and $59,652 in interest charges.  Interest charges, as noted in the quarter comparison above, are due to the new Quest loan.   There was a net oil and gas loss of $2,867,336 for 2006 compared to a net oil and gas income of $133,019 reported for 2005, an increase in deficit of $3,236,759.  As was the case during the fourth quarter of 2006, the demand for labour, services and equipment continues to put upward pressure on prices, thus resulting in higher operating costs.

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

Results of Operations – Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.

Revenues

In total, there was a net oil and gas income of $133,019 for the twelve months ended December 31, 2005, compared to a net income of $187,782 for the comparable period in 2004.  Revenue was up 63% due to increased product prices and production levels, while operating costs were up 46%.  Overall production expenses were up by 88% due primarily to an increase of $405,019 in amortization and depletion expense.

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

Loss for the period

Loss before income taxes for the twelve months ended December 31, 2005 was $1,106,164 compared with $729,034 for the twelve months ended December 31, 2004, an increase of $377,130. The increase in the loss for the respective periods is primarily due to the reasons discussed above concerning a decrease in net oil and gas income, an increase in net rental loss on real estate and an increase in general and administrative costs.  In addition, there were other interest income and interest expense items that had a net effect of increasing the loss by $8,453 in fiscal 2005 compared to nil in fiscal 2004.

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

There are no material commitments for capital expenditures although the company intends on participating in the drilling in the Senex project as indicated above.

The Company's financial statements are prepared in accordance with Canadian GAAP.  US GAAP has certain notable differences which are set out on Note 17 to the financial statements of the Company which are included in this Annual Report.

C.           Research and Development, Patents and License, etc.

Not Applicable.

D.           Trend Information

Oil prices fluctuated during 2006 between U.S. $78 and U.S. $50 per barrel, ending the year at approximately U.S. $60 per barrel ($per barrel for West Texas Intermediate, "WTI").  Natural gas prices have also been very volatile fluctuating between U.S. $4.60/mcf and U.S. $9/mcf during the year, ending 2006 at a price of approximately U.S. $5.70/mcf.  Costs of all related services have been high for 2006.

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
June 2005 - Present

Name	PositionHeld	PrincipalOccupation, Business or Employment for the Last Five Years	Director/Officer Since
Ronald Andrews	Director	Owner and operator of Andrews Orchards from 1972 to present, Director of North Coast Live Insurance Company.	June 2005 - Present
Phillip Piffer	Director	President and CEO of Genesis Fueltech Inc. from June 2001 to present.	November 2005 - Present
Tyrone Docherty	Director	President, Chief Executive Officer and Director of Quinto Technology Inc. from 1997 to present.	August 2006 – Present
Connie Lillico	Secretary	Officer of six other reporting issuers; Former office administrator and paralegal.	July 2004-Present
__________________________
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
____________________
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

Mandate of the Board of Directors, its Committees and Management

The role of the board is to oversee the conduct of the Company’s business, including the supervision of management, and determining the Company’s strategy.  Management is responsible for the Company’s day to day operations, including proposing its strategic direction and presenting budgets and business plans to the board of directors for consideration and approval.  The strategic plan takes into account, among other things, the opportunities and risks of the Company’s business.  Management provides the board with periodic assessments as to those risks and the implementation of the Company’s systems to manage those risks.  The board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management.  Management is responsible for the training and development of personnel.  The board assesses how effectively the Company communicates with shareholders, but has not adopted a formal communications policy.  Through the audit committee, the board assesses the adequacy of the Company’s internal control and management information systems.  The board looks to management to keep it informed of all significant developments relating to or effecting the Company’s operations.  Major financings, acquisitions, dispositions and investments are subject to board approval.  A formal mandate for the board of directors and the chief executive officer has not been considered necessary since the relative allocation of responsibility is well understood by both management and the board.

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
______________________
(1)      1,191,778 shares are held by his spouse.

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
_______________________
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

Five Most Recent Fiscal Years
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

F.           Dividends and Paying Agents

Not Applicable.

G.           Statement by Experts

Not Applicable.

H.           Documents on Display

The Company files annual reports and other information with the SEC.  You may read and copy any document that we file at the SEC's Public Reference Room at 100F Street, N.E., Washington, D.C. 20549 or on its website at www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room.  The Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR at www.sedar.com.

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

The Company carried out an evaluation under the supervision, and with the participation, of the Company’s management, including the Company’s chief executive officer and principal financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13(a)-15(b) of the Securities Exchange Act of 1934, as amended.  Based upon that evaluation, the Company’s chief executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures as of the end of the fiscal year covered by this Form 20-F are:

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
_____________
*      Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BERKLEY RESOURCES INC.

Dated: November 13, 2007	By:	/s/ Matt Wayrynen
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

10.	Share Capital

a)	Authorized:

Unlimited common shares, without par value

	2006		2005
Issued and fully paid:	Number of Shares	Amount	NumberofShares	Amount
Balance, beginning of year	14,184,955	$8,762,671	9,681,977	$5,734,921
Issued in the year for cash:
Pursuant to private placements:
- flow-through for cash	3,613,015	3,251,713	3,629,978	3,266,980
- non-flow-through for cash (Note 11i)	755,600	642,260	536,000	402,000
- non-flow-through for services	301,538	196,000	100,000	75,000
Exercise of stock options	-	-	237,000	89,010
Exercise of warrants	2,500	3,750	-	-
Share issuance costs	-	(246,361)	-	(237,994)
Future income taxes on renouncement of resource property expenditures (Note 4b)	-	(1,114,694)	-	(583,706)
Future income taxes on share issue costs	-	82,595	-	-
Contributed surplus on exercise of stock options (Note 11)	-	-	-	16,460
Balance, end of year	18,857,608	$11,577,934	14,184,955	$8,762,671

b)	Warrants

	2006		2005
	Number of Shares Subject to Warrants	Exercise price range	Number of Shares Subject to Warrants	Exercise price range
Outstanding, beginning of year	1,925,232	$1.10/$1.50	1,289,232	$1.10/$1.50
Issued	377,800	$1.20/$1.50	636,000	$1.25
Exercised	(2,500)	$1.50	-	-
Expired	(1,286,732)	$1.10/$1.50	-	-
Outstanding, end of year	1,013,800	$1.20/$1.50	1,925,232	$1.10/$1.50

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

10.	Share Capital - Continued

b)	Warrants - Continued

At December 31, the following share purchase warrants were outstanding:

Exercise price Range	Expiry date	2006 Number of warrants	2005 Number of warrants
$1.25	November 10, 2006	-	241,110
$1.50	November 10, 2006	-	553,750
$1.25	November 30, 2006	-	129,000
$1.50	November 30, 2006	-	319,500
$1.36	December 10, 2006	-	45,872
$1.25	December 28, 2007	636,000	636,000
$1.20/$1.50	April 30, 2007 / December 31, 2007	377,800	-
		1,013,800	1,925,232

c)	Stock options

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

Statement of Operations	2006	2005 Asrestated	2005 Aspreviously reported	2004

Loss for the year under Canadian GAAP	$(3,236,759)	$(522,458)	$(1,922,458)	$(729,034)
Additional impairment of oil and gas properties under US GAAP (a)	(665,784)	(2,301,603)	(600,000)	-
Depletion, amortization and accretion expense (a)	321,709	-	-	-
Remove tax impact on renouncement of flow-through shares	(934,044)	(39,210)	(583,706)	-
Loss for the year under US GAAP	$(4,514,878)	$(2,863,271)	$(3,106,164)	$(729,034)
Loss per share under US GAAP	$(0.31)	$(0.29)	$(0.32)	$(0.10)

Statement of Cash Flows	2006	2005 As restated	2005 As previously reported	2004

Increase (decrease) in cash for the year under Canadian GAAP	$(1,396,435)	$1,182,003	$1,182,003	$477,453
Increase (decrease) in cash during the year under US GAAP	$(1,396,435)	$1,182,003	$1,182,003	$477,453

Balance Sheets	2006	2005 As restated	2005 As previously reported
Oil and gas properties - Canadian GAAP	$8,581,024	$5,339,531	$3,939,531
Additional impairment under US GAAP (a)	(2,967,387)	(2,301,603)	(502,200)
Depletion, amortization and accretion expense (a)	321,709	-	-
Oil and gas properties - US GAAP	5,935,346	3,037,928	3,437,331

Other liabilities (d and i)	(934,044)	(39,210)	(544,496)

Shareholders' equity - Canadian GAAP	7,299,365	7,505,485	6,105,485

Share capital (e)	11,577,934	8,762,671	8,762,671
Contributed surplus	804,412	589,036	589,036
Deficit	(5,082,981)	(1,846,222)	(3,246,222)
	7,299,365	7,505,485	6,105,485
Impairment of oil and gas properties	(2,967,387)	(2,301,603)	(462,990)
Depletion, amortization and accretion	321,709	-	-
Tax impact on renouncement of flow-through shares	(934,044)	(39,210)	(583,706)
Shareholders' equity - US GAAP	$3,719,643	$5,164,672	$5,058,789

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

The December 2005 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.75.

Premium on flow-through share issuance is as follows:

3,629,978 flow-through shares at $0.90	$ 3,266,980
3,629,978 flow-through shares at $0.75	2,722,484
Premium on flow-through shares	$ 544,496

The December 2006 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.85.

Premium on flow-through share issuance is as follows:

3,613,015 flow-through shares at $0.90	$ 3,251,713
3,613,015 flow-through shares at $0.85	3,071,063
Premium on flow-through shares	$ 180,650

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