Form 20-F
period 2007-12-31
BERKLEY RESOURCES INC
filed 2008-07-15
CIK 870589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________to ___________________

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

The number of outstanding Common Shares as of December 31, 2007 was 21,451,608

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data

     The selected historical financial information presented in the table below for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 is derived from the audited financial statements of the Company. The audited financial statements and notes for the balance sheets as at December 31, 2007 and December 31, 2006, and the statements of operations for each of the years in the three year period ended December 31, 2007, are included in this Annual Report at item 17. The selected historical financial information for the years ended December 31, 2004 and 2003, presented in the table below are derived from financial statements of the Company that are not included in this Annual Report. The selected financial information presented below should be read in conjunction with the Company's financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) included elsewhere in this Annual Report.

     The selected financial information for each of the years ended December 31, 2007, 2006 and 2005 has been prepared in accordance with Canadian generally accepted accounting principles, which is referred to as "Canadian GAAP", and United States generally accepted accounting principles, which is referred to as "U.S. GAAP", and the selected financial data for each of the years ended December 31, 2004 and 2003 has been prepared in accordance with Canadian GAAP only. For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 17 of the Company’s financial statements included elsewhere in this Annual Report.

	Year Ended December 31
Canadian GAAP			2005
	2007	2006	(Restated)[i]	2004	2003

Operations
Oil and Gas Revenue	$1,715,924	$1,568,681	$1,408,858	$866,811	$606,133
Oil and Gas Production Expense	1,017,313	828,575	608,045	416,254	243,717
Interest On Loans	134,264	59,652	-	-	-
Amortization and Depletion	1,428,068	1,162,790	667,794	262,775	79,500
Write-down of oil and gas
properties	4,083,000	2,385,000	-	-	-
Net Oil and Gas Income (Loss)	(4,946,721)	(2,867,336)	133,019	187,782	278,147
Loss for the Period from
Continuing Operationsii	(5,380,576)	(3,068,631)	(467,346)	(715,910)	N/A2
Net Income (loss)	(3,525,922)	(3,236,759)	(522,458)	(729,034)	(255,456)
Basic and Diluted Loss Per Share
Before Discontinued Operations[2]	(0.27)	(0.21)	(0.05)	(0.10)	N/A2
Net Income Per Share (loss)	(0.18)	(0.22)	(0.05)	(0.10)	(0.04)

	As at December 31
			2005
	2007	2006	(Restated)[1]	2004	2003
Balance Sheet
Total Assets	$5,771,772	$11,896,697	$9,991,350	$6,759,346	$3,615,691
Oil and Gas Properties and
Equipment	5,456,007	8,581,024	5,339,531	3,389,679	1,109,391
Assets of Discontinued
Operations[2]	-	2,038,924	2,049,015	N/A	N/A
Current liabilities	996,647	4,461,639	2,400,426	1,968,601	711,222
Shareholders' Equity	4,634,975	7,299,365	7,505,485	4,747,715	2,767,967
Number of shares issued and
outstanding	21,451,608	18,857,608	14,184,955	9,681,977	6,810,934

		Year Ended December 31
U.S. GAAP			2005
	2007	2006	(Restated)[1]	2004	2003

Operations
Oil and Gas Revenue	$1,715,924	$1,568,681	$1,408,858	$866,811	$606,133
Rental Revenue	165,490	249,211	238,466	232,607	238,599
Net Income (loss)	(3,244,329)	(4,514,878)	(2,863,271)	(729,034)	(255,456)
Net Income Per Share (loss)	(0.16)	(0.31)	(0.29)	(0.10)	(0.04)

		As at December 31
			2005
	2007	2006	(Restated)[1]	2004	2003
Balance Sheet
Total Assets	4,097,296	9,251,001	7,689,747	$6,857,146	$3,713,491
Total Liabilities	1,136,797	4,597,314	2,485,865	2,011,631	847,724

Shareholders' Equity	2,852,799	3,719,643	5,164,672	4,845,515	2,865,767

[1]	See Note 18 of the financial statements included elsewhere in this Annual Report (Item 17)

[1]

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

Year Ended:
December 31	Average	Period End	High	Low
2003	1.4008	1.2923	1.5750	1.2923
2004	1.3017	1.2034	1.3970	1.1775
2005	1.2116	1.1656	1.2703	1.1507
2006	1.1340	1.1652	1.1726	1.0989
2007	1.0748	0.9913	1.1853	0.9170

     The following table sets forth the high and low exchange rate for the past six months. As of June 30, 2008, the exchange rate was $1.0186 for each U.S. $1.00.

Month	High	Low

December 2007	$ 1.0217	$ 0.9785
January 2008	$ 1.0324	$ 0.9905
February 2008	$1.0190	$0.9719
March 2008	$1.0279	$0.9798
April 2008	$1.0270	$1.0025
May 2008	$1.0189	$0.9844

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

     Oil and Natural Gas Prices. The Company has little control over the price it receives for its products. Prices are determined by the worldwide supply of and demand for energy. Levels of production maintained by the Organization of Petroleum Exporting Countries, referred to as "OPEC", member nations and other major oil producing countries are expected to continue to be a major determinant of oil price movements in the future. As a result, future oil price movements cannot be predicted with any certainty. Similarly, during the past several years, the market price for natural gas has been subject to significant fluctuations on a monthly basis as well as from year to year. These frequent changes in the market price make it impossible for the Company to predict natural gas price movements with any certainty. Oil prices fluctuated during 2007 between U.S.$63.50 and U.S.$95.50 per barrel, ending the year at approximately U.S.$95.00 per barrel ($per barrel for West Texas Intermediate, referred to as "WTI". Natural gas prices have also been very volatile fluctuating between U.S.$6.25/mcf and U.S.$8.50/mcf during the year, ending 2007 at a price of approximately U.S.$7.50/mcf. Costs of all related services have been high for 2007.

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

     It May Be Difficult to Enforce Civil Liabilities Against the Company. Because the assets of the Company, as well as the Company's jurisdiction of incorporation and the residences of its officers and directors, are mostly located outside of the United States, it may be difficult or impossible to enforce judgments granted by a court in the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company who reside outside the United States.

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

     In fiscal 2003, 2004, 2005, 2006 and 2007, we reported losses of $255,456, $729,034, $522,458, $3,236,759 and $3,525,922 respectively. As at December 31, 2007, we had an accumulated deficit of $8,743,150. Our future viability should be considered in light of the risks and difficulties frequently encountered by companies engaged in the junior stages of oil and gas exploration, development and production activities. As at December 31, 2007, the Company did not have sufficient financial resources to meet its flow through expenditure requirements in the 2008 fiscal year in conjunction with its flow through financings. The Company has until the end of 2008 to meet these requirements.

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

  reservoir characteristics based on variable geological, geophysical and engineering assessments;
  future rates of production based on historical draw-down rates;
  future net cash flows based on commodity price/quality assumptions, production costs, taxes and investment decisions;
  recoverable reserves based on estimated future net cash flows; and
  compliance expectations based on assumed federal, provincial and environmental laws and regulations.

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

     The Company presently participates in approximately 63 oil and gas wells in Alberta and Saskatchewan ranging from one percent to 35% working interests. Substantially all of the Company's oil and gas revenue is produced from nine discrete areas. Four are natural gas producers, three produce oil and two have a combination of oil and gas. Eight areas have been producing for several years while one oil producer is a new development. Since December 31, 2003, the Company has made principal capital expenditures of $1,301,715 for the year ended December 31, 2004, $3,859,162 for the year ended December 31, 2005 and $6,739,047 for the year ended December 31, 2006. In 2006, a major portion of the expenditures were incurred in connection with the Brazeau, Sturgeon Lake and Senex projects. In 2007, $1,842,000 of capital expenditures have been made on Senex. These capital expenditures were primarily financed through the issuance of shares under a private placement and a mortgage on the Company's real estate assets.

     In August 2001, the Company purchased the remaining interest in the office building that it occupies and became its sole owner. On August 31, 2007, the Company sold the office building for $4 million. From the proceeds, $3.3 million was used to pay the Company’s outstanding corporate debt and the balance was used for exploration and working capital purposes. This property had been disclosed as discontinued operations in the December 31, 2006 year end and subsequent financial statements. Please refer to Note 2 of the financial statements, included elsewhere in this Annual Report (Item 17) for further disclosure regarding this transaction.

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

Company Activity

     The Company continues to pursue its dual objectives: (i) to participate in developing new drilling prospects; and (ii) to purchase on-line production whenever the right opportunity is found. Areas of Company activity are as follows:

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

5.

Senex Area, Alberta (Twp 92/93 Rge 6/7 W5M) - This multi-zone prospect was acquired by the Company on March 1, 2004 pursuant to the swap of its Skiff property. The Company holds a 15% to 20% WI in approximately 70 sections over this oil and gas prospect. These land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are: Keg River (oil), Slave Point (oil) and Blue Sky (gas). During the year ended December 31, 2007, the Company and its partner changed their focus on this program and concentrated on stabilizing production from the Keg River producing wells while the capital program was put on hold. As of the date of this MD&A, the Company has an unresolved dispute with its partner with respect to the Senex area operations that is subject to a default notice. Several items in this account are disputed by the Company. The outcome of this dispute is undeterminable at this time.

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

The oil and gas industry has gone through a turbulent time over the last 18 months even with record prices. Berkeley believes the current market position will benefit oil and gas junior companies like Berkley. Oil prices fluctuated between $51 US and $119.38 US per barrel from January 1, 2007 to April 22, 2008 with prices closing at $119.38 US on April 22, 2008 ($ per barrel for West Texas Intermediate (WTI)). Natural gas prices have also been very volatile through the last 15 months fluctuating between $5.50/mcf US and $10.50 US during this same time closing, at $10.20 US on April 22, 2008. Cost of all related services have been high for 2007 although rig utilization in Alberta is down and should translate into reduced drilling costs for 2008.

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

  requirements to acquire permits before commencing drilling operations;

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

D. Property, Plants and Equipment

     The Company is in the business of participating in various oil and gas drilling ventures in Alberta and Saskatchewan, by entering into Operating Agreements with other investors. Operating Agreements specify that each investors' ownership in the lands, wells and equipment is that of tenants-in-common. The following map sets forth the Company's more significant areas of activity:

     The following is a description of the various interests of the Company in its oil and gas properties as at June 1, 2008.

Lease No.	Description	Interest	Status
Brazeau	Sec.13-46-13 W5M	30.00% WI BPO	Written off
19.50% WI APO

Carbon
047790068	Sec.29-29-22 W4M	6%WI	Producing - gas
32443	Sec.32-29-22 W4M	6.25%WI	Producing - gas
25906	Sec.28-29-22 W4M	6.25%WI	Producing - gas
0477010002	Sec.31-29-22 W4M	10%WI	Producing - gas

Crossfield	Twp 28 Rge 1 W5M	35% WI	Licensing to drill

Dollard	Twp 6/7 Rge 19 W3M	20% WI	Producing - oil

North Halkirk
34398	S1/2 Sec.22-39-16 W4M	6.25%WI	Producing – gas/oil
26457	N/2 Sec.22-39-16 W4M	6.25%WI	Producing – gas/oil

John Lake
40852	All Sec.26&27-55-1 W4M	10%WI	Producing - gas
	Sec.1-56-1 W4M	10%WI	Producing - gas
485070102	W/2 36-55-1 W4M	10%WI	Producing - gas
487040220	E/2 Sec.36-55-1 W4M	10%WI	Producing - gas
40853A	All Sec.15-56-1-W4M	10%WI	Producing - gas
40855A	All Sec.24-56-1 W4M	10%WI	Producing - gas
40856	All Sec.34-56-1 W4M	10%WI	Producing - gas

Leduc
	All Sec.33-49-26 W4M	4% WI	Producing – gas

Lease No.	Description	Interest	Status
	NW/4 Sec 28-49-26 W4	4.27% WI	Standing - oil

Oyen
30364	S/2 Sec.16-29-4 W4M	1%WI	Not Producing

Senex	Twp 92/93 Rge 6/7 W5M	15/20% WI	Producing - oil
Exploration
Sibbald
39367	Sec.2,4, E/2 9&10-28-1 W4M	0.50%WI	Producing - gas
0476122257	W/2 9-28-1 W4M	0.25%WI	Not Producing
	Sec.3-28-1 W4M	0.25%WI	Not Producing
29513	S/2 Sec.15-28-1 W4M	1.00%WI	Producing - gas
6359A	N/2 Sec.15&S/2 Sec.22-28-1	1.00%WI	Not Producing

Skiff
0484080300	NW1/4Sec.29-4-14 W4M	10.526%WI	Producing - oil
	W1/2Sec.32-4-14 W4M	5.26315%	Producing - oil
048307070286	SW/4 of Sec.5-5-14	5.50%WI	Producing - oil

Zama Virgo
092020380	W/2 Sec.22-115-5 W6M	Sliding Scale	Producing - oil

Productive Wells and Acreage

     The following chart of the Company's total gross and net productive wells, expressed separately for oil and gas, and the total gross and net developed acres (i.e., acres spaced or assignable to productive wells) by the geographic areas is as at June 1, 2008.

				Total Gross	Total Net
	Total Gross	Total Net	Target Oil	Developed	Developed
Geographic Region	Wells	Productive Wells	Or Gas	Acres	Acres
Alberta	494	7.80	both	33,232	4,805
Saskatchewan	14	2.60	oil	1,280	237

Undeveloped Acreage

     As at June 1, 2008, the amounts of undeveloped acreage, both leases and concessions, in the western Canada (Alberta) geographic area consists of 18,640 gross acres and 3,012 net acres. The remaining terms on the leases within those properties are variable. Producing leases continue for the duration of productive lives.

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

		Exploratory Wells Drilled		Development Wells Drilled
Geographic		Number of Net	Number of Net	Number of Net	Number of Net
Region	Year	Productive	Dry	Productive	Dry
Alberta	2007	Nil	Nil	Nil	Nil
	2006	1.80	Nil	1.80	Nil
	2005	0.50	Nil	0.20	Nil
Saskatchewan	2007	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil
	2005	Nil	Nil	0.18	Nil

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

	December 31, 2007		December 31, 2006		December 31, 2005
	Oil	Natural	Oil	Natural	Oil	Natural
	(barrels)	Gas (mcf)	(barrels)	Gas (mcf)	(barrels)	Gas (mcf)
Proved, Developed Non-
Producing Reserves	124,000	235,000	14,400	21,600	Nil	22,000
Total Proved and
Developed Reserves	60,000	321,000	140,600	235,900	150,600	211,500

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

Production

     The following table summarizes the quantities of net oil and of gas produced for each of the last three fiscal years.

		For the Period Ending
	December 31, 2007	December 31, 2006	December 31, 2005
Oil (barrels)	20,684	20,541	9,384
Natural Gas (mcf)	41,164	52,312	96,142
Natural Gas Liquids	Nominal	Nominal	Nominal

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company” or “Berkley”) for the period ended December 31, 2007 should be read in conjunction with the December 31, 2007 year-end financial statements and the related notes.

     This Management Discussion and Analysis (“MD&A”) is dated April 29, 2008 and discloses specified information up to that date. Berkley is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are in Canadian dollars.

We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Description of Business

     The Company’s principal business activities are the acquisition, development, exploration and production of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS, on the OTC as a foreign issuer under the symbol BRKDF and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

     During the year ended December 31, 2007, the Company became a pure oil and gas company after the sale of the Company’s real estate assets in Vancouver, B.C. The Company used the proceeds of the sale to pay the Company’s outstanding corporate debt and the balance was used for exploration and working capital purposes.

Oil and Gas Industry Overview

     The oil and gas industry has gone through a turbulent time over the last 18 months even with record prices. Berkeley believes the current market position will benefit oil and gas junior companies like Berkley. Oil prices fluctuated between $51 US and $119.38 US per barrel from January 1, 2007 to April 22, 2008 with prices closing at $119.38 US on April 22, 2008 ($ per barrel for West Texas Intermediate (WTI)). Natural gas prices have also been very volatile through the last 15 months fluctuating between $5.50/mcf US and $10.50 US during this same time closing, at $10.20 US on April 22, 2008. Cost of all related services have been high for 2007 although rig utilization in Alberta is down and should translate into reduced drilling costs for 2008.

Company Activity

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

     Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have approximately 70 sections. These land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The formations are: Keg River (oil), Slave Point (oil) and Blue Sky (gas).

     During the year ended December 31, 2007, the Company and its partner changed their focus on this program and concentrated on stabilizing production from the Keg River producing wells while the capital program was put on hold.

     As of April 29, 2008, the Company has an unresolved dispute with its partner with respect to the Senex area operations that is subject to a default notice. Several items in this account are disputed by the Company. The outcome of this dispute is undeterminable at this time.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

     The licensing process of this sour-gas prospect is stalled. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections. The Company’s licensing hearing has been postponed and the Company is waiting to schedule a new hearing.

Summary

     The Company has made a major commitment to the Senex Area in north-central Alberta. Large resources of oil have been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand. As stated above, we are currently focused on stabilizing our Keg River producers. The licensing process at Crossfield has been postponed and the Company is working towards a new hearing date.

Real Estate

     The Company sold its real estate property in downtown Vancouver for $4 million on August 31, 2007. From the proceeds, $3.3 million was used to pay the Company’s outstanding corporate debt and the balance was used for exploration and working capital purposes. This property had been disclosed as discontinued operations in the December 31, 2006 year end and subsequent financial statements.

Selected Annual Information

     The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31,	December 31,	December
	2007	2006	31, 2005
	$	$	$
Total oil and gas revenues	1,715,924	1,568,681	1,408,858
Loss for the year before discontinued operations	(5,380,576)	(3,068,631)	(467,346)
Discontinued operations	1,854,654	(168,128)	(55,112)
Loss per share before discontinued operations	(0.27)	(0.21)	(0.05)
Loss per share after discontinued operations	(0.18)	(0.22)	(0.05)
Total assets	5,771,772	11,896,679	9,991,350
Total liabilities	1,136,797	4,597,314	2,485,865
Working capital (Deficit)	(683,930)	(3,189,632)	(99,421)

     Total oil and gas revenues increased by $147,243 over the 2006 fiscal year. Included in discontinued operations for fiscal 2007 was a gain on the sale of the building of $1,949,368. The increase in total assets from fiscal 2005 to fiscal 2006 was largely due to the Company raising cash through equity and debt financing and using those funds in developing its oil and gas properties during fiscal 2006. Expansion of new oil and gas properties was actually $2,381,576, net of a write-down of $4,083,000 and amortization, depletion and accretion of $1,428,068. Total assets in fiscal 2005 have been restated as a result of a reduction in that year’s write-down of $1,400,000 to oil and gas properties. The result is an increase in total assets of $1,400,000 and a decrease in the loss for the year of the same amount. Total assets incurred a dramatic decrease of $6,124,907 in fiscal 2007 and ended with a total of $5,771,772. There were two significant factors causing this decline. In fiscal 2007, there was a current year write-down of $4,083,000 in oil and gas properties and the sale of the real estate assets, which had a carrying cost of $2,038,924 in the prior year, has removed that asset from the balance sheet.

     Total liabilities increased by $2,111,449 from fiscal 2005 to fiscal 2006 due in large part to the Company acquiring a loan of $2,800,000 from Quest Capital Corp. and settling the $1,500,000 loan from IMOR Capital Corp. and increasing its loan with the CIBC from $322,146 to $577,612. In the following year, fiscal 2007, these liabilities were fully settled with the proceeds from the sale of the building. This caused liabilities to significantly drop during that period. The Company now has no long term debt except for an asset retirement obligation of $140,150.

Results of Operations

Three months ended December 31, 2007 (“Q4-2007”) compared with the three months ended December 31, 2006 (“Q4-2006”).

Oil and Gas

     Oil and gas revenue was $472,254 for Q4-2007 compared to $378,287 for Q4-2006, an increase of $93,967. The increase in revenue is due primarily to higher oil prices. The production expenses for Q4-2007 were higher at $4,954,896 compared to $3,290,316 for Q4-2006, an increase of $1,664,580. There were decreases of $28,883 in operating costs and $50,815 in interest charges while there were increases of $46,278 in amortization, depletion and accretion and $1,698,000 in write-downs of oil and gas properties. The demand for labour, services and equipment has continued to put upward pressure on prices but the Company had less operating activity during the current year. The reduction in interest charges are due to no loans existing in Q4-2007. There was a net loss of $4,482,642 for Q4-2007 compared to $2,912,029 reported for Q4-2006, an increase of $1,570,613. The increase in oil and gas property write-downs in Q4-2007 accounts for most of the difference.

Head Office - General and Administrative Expenses

     General and administrative expenses totaled $176,405 for Q4-2007 compared with $156,329 for Q4-2006. The increase of $20,076 is a combination of cost increases and decreases. Increases of $11,946 in administrative, office services and premises, $13,829 in stock based compensation and $11,953 in professional fees. There were decreases of $2,483 in management fees, $2,011 in consulting fees, $11,243 in filing and transfer agent fees, and $1,367 in shareholder information. Administrative, office services and premises expenses increased in Q4-2007 due to the tax owing on the renouncement of flow-through expenditures using the look-back rule. Professional fees increased as a result of higher audit fees. Filing and transfer agent fees were lower as a result of a reclassification of $8,820 to share issuance costs which were associated with a private placement. Both comparative quarters each had a recapture of $134,247 in financing fees on debt. Q4-2006 had an adjustment of this amount which deferred the financing fees to the 2007 fiscal year. In 2007 however, there was an adoption of a new accounting policy concerning financial instruments which required the amount of $134,247 to be applied against the opening deficit instead of being recorded as part of the 2007 operations.

Real Estate (Discontinued Operations)

     There was a net rental gain before other items of $7,430 for Q4-2007 compared to a net rental loss before other items of $33,905 for Q4-2006, a difference of $41,335. While the building continued to be at or near full capacity in Q4-2006, there were interest charges on long term debt of $47,039 which turned a net gain into a loss. In Q4-2007, there were no real estate operations and no long term debt subject to interest charges but instead year end adjustments associated with the finalization of the sale. Otherwise, monthly operating costs stayed pretty consistent along with monthly revenues in Q4-2006. There was no amortization recorded for either quarter due to the status of the asset being changed to that of an asset being held for sale during the 2006 fiscal year.

     There were no other income or expense items so the net gain or loss for the comparative quarters did not change from their net rental gains before other items.

Loss for the Period

     There was a loss for Q4-2007 of $3,786,130 compared with a loss of $2,060,027 for Q4-2006, a difference of $1,726,103. As noted above, there were losses in all three segments in both Q4-2007 and Q4-2006. The write-downs to oil and gas properties in both comparative quarters played the primary role in determining the net losses.

Twelve months ended December 31, 2007 (“2007”) compared with the twelve months ended December 31, 2006 (“2006”).

Oil and Gas

     In total, there was a net oil and gas loss of $4,946,721 for 2007, compared to $2,867,336 for 2006, an increase of $2,079,385. Revenue was up $147,243 due to higher oil prices but operating costs were up by $188,738. Production expenses increased by $2,226,628 in 2007. As was the case above in the fourth quarter comparison the year end ceiling test write-downs of the oil and gas properties caused the significant losses. Overall there were increases in of $188,738 in operating costs, $74,612 in interest on loans, $265,278 in amortization, depletion and accretion, and 1,698,000 in write-downs.

Head Office - General and Administrative Expenses

     General and administrative costs for 2007 were $1,253,810 compared to $1,256,996 for 2006, a decrease of $3,186. There were increases of $15,439 in administrative, office services and premises, $41,855 in stock based compensation, $59,171 in management fees, and $19,317 in shareholder information. The administrative, office services and premises expense was higher in 2007 due to taxes associated with flow-through expenditure renouncements using the look-back rule. Management fees were higher due to the timing of bonus payments otherwise base management fees did not change very much. Shareholder information costs were higher due to increased efforts to raise company awareness through promotional materials and trade show participation.

     In 2007, there were decreases of $69,105 in consulting fees, $3,406 in professional fees, $61,753 in finance fees on debt, and $4,600 in filing and transfer agent fees. Consulting fees were lower due to the expiration of some financial consulting agreements in the current year whereas these agreements were in effect for a longer period of time in the prior year. Filing and transfer agent fees were lower due to a smaller private placement in 2007 compared to 2006 and the reclassification of some TSX Venture Exchange fees to share issuance costs in 2007. The finance fees on debt in fiscal 2007 was nil instead of $134,247 because of the adoption of a new financial instruments accounting policy as explained in the fourth quarter comparative section above.

Real Estate (Discontinued Operations)

     The net rental loss before other items for 2007 was $94,714 compared to $168,128 in 2006, a decrease of $73,414. The real estate operations wrapped up at the end of August 2007 and as such, 2007 had four fewer months of rental revenue and operating costs. Otherwise, monthly revenues and operating costs remained fairly consistent and the building was at or near capacity. As was the case with the three month comparison, the current period’s interest charges were considerably less with the full settlement of all outstanding long term debt with the building sale proceeds.

     Overall, there was a net income for 2007 of $1,854,654 compared to a net loss of $168,128 in 2006, a positive difference of $2,022,782. Once again, the gain from the sale of the building of $1,949,368 created a net income situation for the current period instead of a loss.

Loss for the Period

     There was an overall loss of $3,525,922 for 2007 compared with $3,236,759 for 2006, an increase of $289,163. Both comparative years had significant write-downs in the oil and gas properties but the increase in write-down in the current year was more than offset by the gain on the sale of the building.

Summary of Quarterly Results

Period Ended	2007	2007	2007	2007	2006	2006	2006	2006
	Dec 31 Q4 $	Sep 30 Q3 $	June 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $
Net oil and gas income (loss)	(4,482,642)	(281,167)	(142,153)	(40,759)	(2,912,029)	19,890	(51,335)	76,138
Discontinued operations	(17,913)	1,941,312	(42,015)	(26,730)	(33,905)	(64,441)	(36,694)	(33,088)
Income (loss) for the period	(3,786,130)	1,228,718	(590,577)	(377,933)	(2,060,027)	(504,034)	(404,968)	(267,730)
Basic and diluted income (loss) per share after discontinued operations	(0.07)	0.06	(0.03)	(0.02)	(0.13)	(0.04)	(0.03)	(0.02)

Liquidity

     At December 31, 2007 the Company had current assets of $312,718, of which $47,058 was comprised of cash. Current liabilities totaled $996,647, of which there is no longer bank loans included since the sale of the real estate property. Current assets were used to further investment in oil and gas properties and equipment by $2,381,576 in 2007.

     Total working capital deficiency at December 31, 2007 is $683,930. This amount has been drastically reduced from a deficiency balance of $3,189,632 on December 31, 2006 due to the proceeds from the sale of the real estate property being used to pay out a bank demand loan of $539,749 and a loan of $2,800,000 to Quest.

     The Company is addressing its’ working capital needs by pursuing additional equity financing. During the twelve month period ended December 31, 2007, the Company raised $1,400,100 with a flow-through private placement and $264,000 with a non-flow-through private placement. The Company also has an agreement with a financial consultant to explore other financial opportunities.

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

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

     Amounts owing to related parties at December 31, 2007 consists of $7,000 (2006 - $16,651) due to Directors of the Company for Directors fees and expense reimbursements; and $7,261 (2006 - $51,782) to Oniva International Services Corp. (“Oniva”), a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

     Management and consulting fees totalling $296,999 were paid to Directors and their private companies in 2007 (2006: $237,828).

     Consulting fees totalling $16,000 were paid to a former Director and his spouse in 2007 (2006: $96,000). The consulting fees made in 2007 concluded a five year agreement

     During the year, current and/or former Directors and/or Officers exercised nil options (2006: nil options for total proceeds of $Nil). In addition, current and/or former Directors and Officers subscribed for nil shares of the Company for total proceeds of $Nil (2006: 145,500 shares of the Company for total proceeds of $130,950).

     Administrative services, office supplies and accounting charges totalling $110,161 were paid to Oniva (2006: $113,865). The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

     The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

Disclosure of Management Compensation

     During the year, $104,999 (2006: $69,328) was paid to the President for services as director and officer of the Company, $102,000 (2006: $66,000) was paid to the C.E.O. for services as director and officer of the Company, $32,000 (2006: $42,500) was paid to the V.P. Finance for services as director and officer of the Company, $60,000 (2006: $60,000) was paid to the V.P. Operations for services as director and officer of the Company, and $11,072 (2006: $11,692) was paid to the Secretary for services as an officer of the Company.

Changes in Accounting Policies

     Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements:

Section 1530 Comprehensive Income

Section 3251 Equity

Section 3855 Financial Instruments – Recognition and Measurement

Section 3861 Financial Instruments – Disclosure and Presentation

Section 3865 Hedges

     These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company had no available-for-sale investments. There were no other opening adjustments recorded on the adoption of these standards. The Company has determined that there is no affect of these new standards on its current year financial statements and has not yet determined its affect on subsequent year’s financial statements.

Financial Instruments

     Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at cost or amortized cost.

     The Company has reviewed and classified its financial instruments as follows:

  Cash is classified as a financial asset held for trading and is measured at its fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.
  Accounts receivable are classified as loans and receivables and are initially measured at their fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.
  Accounts payable, accrued liabilities and revolving credit facility are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

     On January 1, 2007, the Company also adopted CICA Section 1506 Accounting Changes, which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these financial statements.

Outstanding Share Data

     The Company’s authorized share capital consists of unlimited common shares without par value.

     As at December 31, 2007 and April 29, 2008 the Company had 21,451,608 issued and outstanding common shares.

     The following is a summary of stock options outstanding as at December 31, 2007 and April 29, 2008:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options
September 19, 2008	$0.52	580,500
September 19, 2008	$0.57	150,000
October 19, 2009	$0.81	200,000
October 29, 2009	$0.77	37,500
December 23, 2010	$0.90	637,500
September 21, 2011	$0.56	595,000
July 4, 2012	$0.55	350,000
		2,550,500

The following is a summary of share purchase warrants outstanding as at December 31, 2007 and April 29, 2008:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares
January 12, 2009	$1.00	220,000

Commitment

     As at December 31, 2007, $1,400,100 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2008.

Disclosure Controls and Procedures

     The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2007 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

     The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at December 31, 2007 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in- house knowledge to address complex accounting and tax issues that may arise.

     The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

     There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Information

     Additional information relating to the Company is available on SEDAR at www.sedar.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 22, 2008. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

     The following is a list of the Company's directors and officers as at December 31, 2007.

		Principal Occupation, Business or	Director/Officer
Name	Position Held	Employment for the Last Five Years	Since
Louis Wolfin(1)(2)(3)	Director and Former Chief Executive Officer

Mining Executive; Chief Executive Officer and Director of Bralorne Gold Mines Ltd., President and Director of Coral Gold Resources Ltd., Director of Avino Silver & Gold Mines Ltd., Chief Executive Officer and Director of Levon Resources Ltd. and Director of Cresval Capital Corp.

1986 – June 2007
Matt Wayrynen(1)	Chief Executive Officer, Executive Chairman and Director	Corporate Executive; Vice-President of Coral Gold Resources Ltd., VP, Operations, Director of Quinto Technology Inc., Director of Bralorne Gold Mines Ltd., Retired Real Estate and Investment Adviser.	June 2002 - Present
Lloyd Andrews	Chairman and Director	Retired Businessman; Director of Coral Gold Resources Ltd.; Director of Bralorne Gold Mines Ltd. and Director of Avino Silver & Gold Mines Ltd.	June 2002 – Present
James O’Byrne	Director and VP Operations	Oil and Gas Consultant; President of O’Byrne Resource Management Ltd.	June 2003- Present
Lindsay E. Gorrill	President, Chief Operating Officer and Director	Corporate Executive; Chief Financial Officer of Coral Gold Resources Ltd.; Former President and Chief Executive Officer of WGI Heavy Minerals Incorporated; Manager, KPMG.	July 2004-Present
David Wolfin(3)	Director and VP Finance	Mining Executive; Director and VP Finance of	June 2005 -

Bralorne Gold Mines Ltd., Director of Coral Gold Resources Ltd., Director and President of Avino Silver & Gold Mines Ltd., Director of Mill Bay Ventures Inc., Director and President of Gray Rock Resources Ltd. Director of Cresval Capital Corp. and Director of Levon Resources Ltd.

Present
Ronald Andrews	Director	Owner and operator of Andrews Orchards from 1972 to present, Director of North Coast Live Insurance Company.	June 2005 - Present
Phillip Piffer	Director	President and CEO of Genesis Fueltech Inc. from June 2001 to present.	November 2005 - Present
Tyrone Docherty	Director	President, Chief Executive Officer and Director of Quinto Technology Inc. from 1997 to present.	August 2006 – Present
Mimy Fernandez- Maldonado	Corporate Secretary	Officer of six other reporting issuers; Former Corporate Secretary of three other reporting issuers.	September 2007- Present

(1)	Mr. Matt Wayrynen is the son-in-law of Mr. Louis Wolfin.

(2)	Mr. Louis Wolfin did not stand for re-election to the board at the annual general meeting of shareholders held on June 12, 2007 and is no longer on the board of directors of the Company.

(3)	Mr. David Wolfin is the son of Mr. Louis Wolfin.

B. Compensation

Compensation of Directors

     Each director of the Company who receives less than $3,000 per month is compensated $500 per quarter in their capacities as directors during the most recently completed financial year. The Chairman of each committee is also paid an additional $500 per quarter. The management directors of the Company have not been paid fees or other cash compensation in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the fiscal year ended December 31, 2007, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts. The Company paid an aggregate of $102,000 to Wear Wolfin Designs Ltd., a private BC corporation controlled by the spouse of Matt Wayrynen, the Chief Executive Officer, Executive Chairman and a director of the Company for management advisory services. The Company paid an aggregate of $60,000 to O’Byrne Resource Management Ltd., a private Alberta corporation controlled by Jim O’Byrne, the VP Operations and a director of the Company for management advisory services. The Company paid an aggregate of $30,000 to Intermark Capital Corp, a BC private corporation controlled by David Wolfin, VP Finance and a director of the Company for management advisory services. The Company paid an aggregate of US$104,999 to Lindsay Gorrill, the Chief Operating Officer, President and a director of the Company for management advisory services. Incentive stock options, have been granted to non-executive directors and other insiders of the Company and are outstanding to purchase an aggregate of 2,147,500 common shares of the Company as follows:

		Exercise Price Per
Name of Optionee	No. of Shares	Share	Date of Grant	Expiry Date
Lloyd J. Andrews	172,500	$0.52	September 19, 2003	September 19, 2008
	45,000	$0.90	December 23, 2005	December 23, 2010
	100,000	$0.55	July 4, 2007	July 4, 2012
James O'Byrne	50,000	$0.52	September 19, 2003	September 19, 2008
	20,000	$0.81	October 19, 2004	October 19, 2009
	100,000	$0.90	December 23, 2005	December 23, 2010
	50,000	$0.56	September 21, 2006	September 21, 2011
Matt Wayrynen	300,000	$0.52	September 19, 2003	September 19, 2008
	50,000	$0.90	December 23, 2005	December 23, 2010
	100,000	$0.56	September 21, 2006	September 21, 2011
	80,000	$0.55	July 4, 2007	July 4, 2012
Lindsay Gorrill	50,000	$0.81	October 19, 2004	October 19, 2009
	150,000	$0.90	December 23, 2005	December 23, 2010
	100,000	$0.56	September 21, 2006	September 21, 2011
	120,000	$0.55	July 4, 2007	July 4, 2012
Ron Andrews	50,000	$0.81	October 19, 2004	October 19, 2009
	50,000	$0.90	December 23 2005	December 23, 2010
David Wolfin	50,000	$0.52	September 19, 2003	September 19, 2008
	150,000	$0.57	November 26, 2003	September 19, 2008
	50,000	$0.56	September 21, 2006	September 26, 2011
Phillip Piffer	50,000	$0.90	December 23, 2005	December 23, 2010
	50,000	$0.56	September 21, 2006	September 26, 2011
Tyrone Docherty	30,000	$0.56	September 21, 2006	September 21, 2011
	1,967,500

     No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

     The Company does not have an employment Contract with its executive officers, and there are no contractual provisions for termination of employment or change in responsibilities.

     The following table sets forth particulars concerning the compensation of the Company's executives for the Company's calendar year ended December 31, 2007.

	Summary Compensation Table
	Annual Compensation				Long-Term Compensation Awards
					Securities Under	Restricted
Name/Principal			Bonus for	Other Annual	Options/SARs	Shares/Units	All Other
Position	Year	Salary(1)	the Year	Compensation	Granted(2)	Awarded	Compensation
		$	$	$	#	#	$
Matt Wayrynen	2007	72,000	30,000	Nil	530,000	Nil	1,230
Chief Executive	2006	66,000	Nil	Nil	450,000	Nil	1,504
Officer and	2005	60,000	40,000	Nil	350,000	Nil	1,389
Executive
Chairman
Lindsay Gorrill	2007	64,999	40,000	Nil	420,000	Nil	Nil
President and	2006	69,327	Nil	Nil	300,000	Nil	Nil
Chief Operating	2005	11,392	30,000	Nil	200,000	Nil	Nil
Officer

(1)	No executive officer earned in excess of $150,000.

(2)	Represents total common shares under option as of the end of the calendar year.

C. Board Practices

     As of December 31, 2007, the board of directors of the Company consisted of eight directors: Matt Wayrynen, Lloyd J. Andrews, Tyrone Docherty, James O'Byrne, Lindsay Gorrill, David Wolfin, Ronald Andrews and Phillip Piffer. Each of the directors will serve until the next annual general meeting of shareholders. The officers of the Company are elected by the board and serve at the pleasure of the board. The size and experience of the board is important for providing the Company with effective governance. The board’s mandate and responsibilities can be effectively and efficiently administered through the five directors. The chairman of the board is not a member of management. The board has functioned, and is of the view that it can continue to function, independently of management as required.

     The board has considered the relationships of each director to the Company and considers four of the eight directors to be "unrelated" (Messrs. L.J. Andrews, R. Andrews, Docherty and Piffer). "Unrelated director", means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interest and relationships arising solely from shareholdings.

     Messrs. Matt Wayrynen and David Wolfin are related family members. Messrs. Lloyd J. Andrews and Ronald Andrews are also related family members.

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

     The audit committee consists of three directors (Messrs. Piffer, R. Andrews, and David Wolfin) two of whom are independent (Messrs. Piffer and R. Andrews), meaning that the member has no direct or indirect material relationship with the Company, which could, in the view of the board of directors, reasonably interfere with the exercise of a member's judgment. Each of the members of the audit committee is financially literate, and has accounting or related financial expertise. "Financially literate" means the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. "Accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian GAAP.

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
  determination of which non-audit services the external auditor is prohibited from providing;

  the engagement, evaluation, remuneration, and termination of the external auditors;
  appropriate funding for the payment of the auditor’s compensation and for any advisors retained by the audit committee;
  its relationship with and expectation of the internal auditor;
  its oversight of internal control;
  disclosure of financial and related information; and
  any other matter that the audit committee feels is important to its mandate or that which the board chooses to delegate to it.

Compensation Committee

     The board also has a compensation committee. The compensation committee recommends to the board the compensation of the Company's directors and the Chief Executive officer which the compensation committee feels is suitable. Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the committee feels are similarly placed within the same business of the Company. As of June 28, 2008, the compensation committee was comprised of Ronald Andrews, Lloyd J. Andrews and Matt Wayrynen.

Corporate Governance Committee

     The corporate governance committee of the board manages the corporate governance system of the board and assists the board in fulfilling its duties to meet applicable legal, regulatory and self-regulatory business principles and codes of best practice. As of June 28, 2008 the corporate governance committee consisted of Lloyd J. Andrews, Ronald Andrews, Matt Wayrynen and Phillip Piffer.

D. Employees

     The Company has no full time employees.

E. Share Ownership

     The following table sets for the share ownership of the directors and officers of the Company as of June 20, 2008.

Name of Beneficial Owner	Number of Shares	Percent
Matt Wayrynen(1)	1,300,356	6.06%
Lloyd Andrews	325,500	1.52%
James O'Byrne	50,000	0.23%
Lindsay Gorrill	78,000	0.36%
David Wolfin	80,300	0.37%
Ronald Andrews	108,500	0.51%
Phillip Piffer	Nil	Nil
Tyrone Docherty	Nil	Nil
Kelly Hyslop	Nil	Nil
Lisa Sharp	Nil	Nil
Mimy Fernandez-Maldonado	Nil	Nil
All Officers and Directors as a Group (nine in number)	1,942,656	9.06%

1	1,009,556 shares are held by his spouse.

     On June 27, 2006, the shareholders approved the 2006 Stock Option Plan, which we refer to as the "Plan". The Plan provided for the grant of incentive stock options to insiders, employees, and other service providers to the Company for up to 2,837,000 common shares. To date, stock options to purchase a total of up to 2,545,000 shares have been granted under the plan, leaving options for 292,000 shares available for issuance.

Options Granted to Directors and Officers During the Fiscal Year

	Securities	Exercise	Purchase
Name of Director/Officer	Under Option	Price	Price, if any	Expiration Date
Lindsay Gorrill	120,000	$ 0.55	N/A	07/04/12
Lloyd J. Andrews	100,000	$ 0.55	N/A	07/04/12
Matt Wayrynen	180,000	$ 0.55	N/A	07/04/12

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     As far as it is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government or any foreign government, or by any other natural or legal person.

     The following sets forth, as at June 20, 2008, the share ownership of directors, officers and persons known to the Company to own beneficially five percent (5%) or more of the outstanding shares of each class of the Company's voting securities. The Company's major shareholders do not have different voting rights and there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

Name	Number of Shares of Common Stock Owned	Percent of Class
Matt Wayrynen	1,300,356(1)	6.06%

(1)	1,009,556 shares (4.71%) are held by his spouse.

B. Related Party Transactions

     There is no amount due from related parties.

     Due to related parties consists of $7,000 (2006 - $16,651) due to Directors of the Company for Directors’ fees and expense reimbursements and $7,261 (2006 - $51,782) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

     Management and consulting fees totaling $296,999 were paid to Directors and their private companies in 2007 (2006: $237,828).

     In 2006, current and/or former Directors and Officers subscribed for 145,500 shares of the Company for total proceeds of $130,950.

     Consulting fees totaling $16,000 were paid to a former Director and his spouse in 2007 (2006: $96,000).

     Administrative services, office supplies and accounting charges totaling $110,161 were paid to Oniva International Services Corporation (“Oniva”), a private company owned by public companies having common Directors (2006: $113,865).

     The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

     The transactions were in the normal course of operations and agreed to by the related parties and the Company and have had been measured at the exchange amount.

C. Interests of Experts and Counsel

     Not Applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

1.	The following financial statements of the Company are attached to this Annual Report:

Auditors' Report.
Balance Sheet as at December 31, 2007 and 2006.
Statements of Operations for the years ended December 31, 2007, 2006 and 2005.
Statements of Deficit for the years ended December 31, 2007, 2006 and 2005.
Statements of Cash flows for the years ended December 31, 2007, 2006 and 2005.
Notes to the Financial Statements.

2.	The Company has never paid any dividends and does not intend to in the near future.

B. Significant Changes

     On September 5, 2007 the Company announced that it had completed the previously announced sale of the Company’s real estate assets consisting of an office building located at 455 Granville Street, Vancouver, BC to Pender-Granville Properties Limited Partnership (the “Purchaser”). The Company received $4,000,000 gross proceeds from the sale.

     On June 3, 2008 the Company announced that it had arranged a non-brokered private placement of up to 2,800,000 units at a price of $0.18 per unit, each unit consisting of one common share and one non-transferrable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at a price of $0.30 during the first year of closing. The net proceeds of the offering will be used for additional exploration and development work and for general working capital requirements. This transaction will be subject to regulatory approval.

 On July 11, 2008 the Company announced the sale of twenty-five (25%) percent participation in its Crossfield Project to an individual, in an arms length transaction, for the sum of $300,000. The Company estimates that it will cost approximately $6,000,000 to licence, drill, complete and tie-in the first of four wells planned for this Project. Each of the subsequent three wells are expected to cost about $5,000,000 for total exposure to 100% interest being $20/22,000,000. The new Participant is a well financed individual, experienced in oil and gas investments. He will be a significant asset to the Crossfield Project. The Company now holds between 35% and 50% interest in this Project which is a well defined, seismically controlled, sour-gas prospect in the Crossfield member of the Wabamun formation. This is the same formation that has produced nearly 1 tcf (one trillion cubic feet) of its projected 1.8 tcf of natural gas reserves from the giant Crossfield gas field situated two to five miles east of the Berkley et al prospect which in turn is about 25 miles north of the City of Calgary.

The Company now plans to move forward with the licencing process which will include a public hearing later this year. Success there would enable the parties to commence drilling during the first quarter, 2009.

Item 9. The Offer and Listing

A. Offer and Listing Details

     As of December 31, 2007, 3.11% of the Company's outstanding common stock was registered in the names of United States residents. There were, as of December 31, 2007, 32 record holders in the United States. The Company's common stock is issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of Computershare Trust Company of Canada in the city of Vancouver, the registrar and transfer agent for the common stock.

     The high and low prices expressed in Canadian dollars on the TSX Venture Exchange for the Company's common stock for the last six months, for each quarter for the last two fiscal years, and for the five most recent fiscal years is as follows:

	TSX Venture Exchange
	(Canadian Dollars)

Last Six Months	High	Low
May 2008	0.21	0.16
April 2008	0.20	.018
March 2008	0.18	.015
February 2008	0.20	.015
January 2008	0.21	0.14
December 2007	0.23	0.16

2007	High	Low
Fourth Quarter	0.41	0.16
Third Quarter	0.65	0.38
Second Quarter	0.74	0.55
First Quarter	0.91	0.51

2006
Fourth Quarter	0.93	0.65
Third Quarter	0.76	0.61
Second Quarter	1.08	0.66
First Quarter	1.10	0.70

	TSX Venture Exchange
	(Canadian Dollars)

Five Most Recent Fiscal Years
December 31, 2007	0.91	0.16
December 31, 2006	1.10	0.61
December 31, 2005	1.50	0.66
December 31, 2004	1.50	0.72
December 31, 2003	0.80	0.40

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

Powers and Duties of Directors

     The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Business Corporations Act of British Columbia or by the Articles of Incorporation, required to be exercised by the Company in a general meeting.

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

     The majority of the directors of the Company must be persons ordinarily resident in Canada and one director of the Company must be ordinarily resident in British Columbia. There is no age limitation, other than the statutorily prescribed minimum age requirement of 18 years, or minimum share ownership, for the Company's directors.

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

Item 16C. Principal Accountant Fees and Services

     The independent auditor for the fiscal year ended December 31, 2007 and for the fiscal year ended December 31, 2006 was Meyers Norris Penny LLP.

Audit Fees

     The aggregate fees billed by the Company’s external auditors for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2007 was $56,500 and December 31, 2006 was $67,400.

Audit-Related Fees

     The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2007 was $7,150 and December 31, 2006 was $2,148.

Tax Fees

     The aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2007 was $2,900 and December 31, 2006 was $2,022. The services comprising these fees were in conjunction with the preparation of corporate tax returns and taxation advisory services.

All Other Fees

     Other than referred to above, there were no aggregate fees billed for professional services rendered by the Company’s independent auditors for the fiscal years ended December 31, 2007 and December 31, 2006.

     The audit committee approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees in the fiscal year 2007. The audit committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. No time was expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

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

* Previously filed.
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

BERKLEY RESOURCES INC.

Dated: July 14, 2008	By: /s/ Matt Wayrynen
Matt Wayrynen, Chief Executive Officer and
Executive Chairman

BERKLEY RESOURCES INC.

Financial Statements

DECEMBER 31, 2007 and 2006

Canadian Funds

Index

Balance Sheets

Statements of Operations and Comprehensive Loss

Statements of Deficit

Statements of Cash Flows

Notes to Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements are the responsibility of, and have been prepared by, the management of Berkley Resources Inc. in accordance with Canadian generally accepted accounting principle in Canada with a reconciliation to generally accepted accounting principles in the United Sates. When alternative methods exist, the Company has chosen those that it deems most appropriate in the circumstances, in order to ensure that the financial statements are presented fairly in all respects

To fulfill this responsibility, the Company maintains appropriate systems of internal control, policies and procedures. These systems of internal control, policies and procedures help ensure that the Company’s reporting practices and accounting and administrative procedures provide reasonable assurance that the financial information is relevant, reliable, and accurate, and that assets are safeguarded and transactions are executed in accordance with proper authorization. Where appropriate, these financial statements reflect estimates based on judgments of management.

Meyers Norris Penny LLP, the independent auditors appointed by Berkley Resources Inc.’s shareholders, have examined the financial statements of the Company. The independent auditors’ responsibility is to express a professional opinion on the fairness of the financial statements. The auditors’ report outlines the auditors’ opinion and the scope of their examination and their report follows.

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
April 18, 2008

To the shareholders of Berkley Resources Inc.:

We have audited the balance sheets of Berkley Resources Inc. as at December 31, 2007 and 2006 and the statements of operations and comprehensive loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2005, prior to the adjustment for certain error corrections as described in Note 17, were audited by the other auditors, who expressed an opinion without reservation on these statements in their report dated April 10, 2006. We have audited the adjustments to the 2005 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Calgary, Canada	MEYERS NORRIS PENNY LLP
April 18, 2008	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 18, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the report of the independent registered chartered accountants when these are properly accounted for and adequately disclosed in the financial statements.

Calgary, Canada	MEYERS NORRIS PENNY LLP
April 18, 2008	Independent Registered Chartered Accountants

BERKLEY RESOURCES INC.
BALANCE SHEETS
December 31, 2007 and 2006

As at	2007	2006

ASSETS
Current Assets
Cash	$47,057	$498,246
Accounts receivable	247,372	607,436
Taxes recoverable	12,168	16,145
Prepaid expenses	6,120	15,933
Deferred financing fees	-	134,247
	312,717	1,272,007

Oil and gas properties and equipment (Note 5)	5,456,007	8,581,024
Other property and equipment (Note 6)	3,048	4,724
Assets of discontinued operations (Note 2)	-	2,038,924
	5,459,055	10,624,672

	$5,771,772	$11,896,679

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$982,386	$1,015,594
Due to related parties (Note 12b)	14,261	68,433
Bank loans and liabilities of discontinued operations (Note 2 and 7)	-	3,377,612
	996,647	4,461,639

Asset Retirement Obligation (Note 8)	140,150	135,675

	1,136,797	4,597,314
Going concern (Note 1)
Commitment (Note 14)
Correction of error (Note 17)
Subsequent event (Note 18)

SHAREHOLDERS' EQUITY

Share Capital (Note 9)	12,347,593	11,577,934
Contributed Surplus (Note 10)	1,030,532	804,412
Deficit	(8,743,150)	(5,082,981)

	4,634,975	7,299,365

	$5,771,772	$11,896,679

Approved by the Directors:
“Matt Wayrynen”	Director	“Lindsay Gorrill”	Director

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31

	2007	2006	2005
			(Restated)
OIL AND GAS REVENUE	$1,715,924	$1,568,681	$1,408,858

Oil and gas production expenses
Operating costs	1,017,313	828,575	608,045
Interest on loans	134,264	59,652	-
Amortization, depletion and accretion	1,428,068	1,162,790	667,794
Write-down of oil and gas properties	4,083,000	2,385,000	-
	6,662,645	4,436,017	1,275,839

NET OIL AND GAS INCOME (LOSS)	(4,946,721)	(2,867,336)	133,019

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	327,956	312,517	244,233
Stock-based compensation	219,451	177,596	173,538
Management fees	296,999	237,828	201,393
Consulting fees	173,140	242,245	209,174
Professional fees	168,855	172,261	163,544
Finance fees on debt	-	61,753	95,427
Filing and transfer agent fees	21,131	25,731	17,130
Shareholder information	44,224	24,907	69,717
Amortization	2,054	2,158	1,462
	(1,253,810)	(1,256,996)	(1,175,618)
OTHER INCOME (EXPENSES)
Interest expense	(50,593)	(848)	(10,487)
Interest and other income	7,517	24,450	2,034
	(1,296,886)	(1,233,394)	(1,184,071)

LOSS BEFORE INCOME TAXES AND DISCONTINUED
OPERATIONS	(6,243,607)	(4,100,730)	(1,051,052)
Recovery of future income taxes (Note 11a)	863,031	1,032,099	583,706

LOSS BEFORE DISCONTINUED OPERATIONS	(5,380,576)	(3,068,631)	(467,346)
Discontinued operations (Note 2)	1,854,654	(168,128)	(55,112)

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(3,525,922)	$(3,236,759)	$(522,458)

BASIC AND DILUTED LOSS PER SHARE BEFORE
DISCONTINUED OPERATIONS	$(0.27)	$(0.21)	$(0.05)

BASIC AND DILUTED LOSS PER SHARE AFTER
DISCONTINUED OPERATIONS	$(0.18)	$(0.22)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	20,063,734	14,646,442	9,849,082

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
For the Years Ended December 31

	2007	2006	2005
			(Restated)

DEFICIT, beginning of year	$(5,082,981)	$(1,846,222)	$(1,323,764)
Change in accounting policy (note 4)	(134,247)	-	-
Loss for the year	(3,525,922)	(3,236,759)	(522,458)

DEFICIT, end of year	$(8,743,150)	$(5,082,981)	$(1,846,222)

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31

	2007	2006	2005
			(Restated)
CASH PROVIDED BY (USED IN) FROM
CONTINUING OPERATIONS

OPERATING ACTIVITIES
Loss for the period from continuing operations	$(5,380,576)	$(3,068,631)	$(467,346)
Items not requiring cash in the year
Amortization, depletion and accretion	1,430,122	1,164,948	669,256
Finance fees on debt	-	61,753	-
Fair value of options issued for services	2,269	-	-
Write-down of oil and gas properties	4,083,000	2,385,000	-
Recovery of future income taxes	(863,031)	(1,032,099)	(583,706)
Stock-based compensation	219,451	177,596	173,538
	(508,765)	(311,433)	(208,258)
Net change in non-cash working capital balances:
Accounts receivable	360,064	(328,580)	(133,434)
Taxes recoverable	3,977	6,180	8,754
Prepaid expenses	9,813	85,756	(9,189)
Due from related party	-	3,454	18,606
Prepaid oil and gas costs	-	295,350	81,343
Accounts payable and accrued liabilities	(33,208)	662,231	1,833
Due to related parties	(54,172)	(56,484)	124,917
	(222,291)	356,474	(115,428)

INVESTING ACTIVITIES
Proceeds on disposal of oil and gas property	-	-	112,500
Oil and gas properties and equipment, net	(2,381,576)	(6,739,047)	(3,859,162)
Other property and equipment	(378)	(433)	(5,548)
	(2,381,954)	(6,739,480)	(3,752,210)

FINANCING ACTIVITIES
Issuance of common shares (net of issue costs)	1,637,090	3,689,142	3,615,396

Decrease in cash from continuing operations	(967,155)	(2,693,864)	(252,242)

Increase in cash from discontinued operations (Note 2)	515,966	1,297,429	1,434,245

Cash, beginning of year	498,246	1,894,681	712,678

Cash, end of year	$47,057	$498,246	$1,894,681

SUPPLEMENTAL STATEMENTS OF CASH
FLOWS DISCLOSURE
Interest paid on bank loans	$249,910	$273,100	$99,532

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

1.	Nature of Operations and Going Concern

Berkley Resources Inc. (the “Company” or “Berkley”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rented commercial office space in a building it owns in Vancouver, Canada. The commercial rental operations have been discontinued as a result of the sale of the building during the year ended December 31, 2007 (Note 2).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that Berkley will continue in operation for the foreseeable future in regards to its oil and gas operations and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2007 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2008. As at December 31, 2007, the Company had a working capital deficit of $683,930 (2006 – $3,189,632).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future. The Management of the Company has developed a strategy to address this uncertainty, including additional equity and/or debt financing; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

2.	Discontinued Operations

During March 2007, the Company entered into an agreement to sell its real estate assets in Vancouver, British Columbia. Therefore the rental property asset and liability amounts are now disclosed as Assets of discontinued operations and Bank loans and liabilities of discontinued operations respectively on the Balance Sheet and the operations segment disclosed as discontinued operations on the Statement of Operations. The rental property asset was sold for $4,000,000 on August 31, 2007 and had a carrying value of $2,038,924 which resulted in a gain on the sale of $1,949,368. There were costs of $11,708 in legal fees applied against the sale. Proceeds of the sale were used to pay out the loans entirely to the Canadian Imperial Bank of Commerce ($539,749) and Quest Capital Corp. ($2,800,000) plus accrued interest on the loans of $37,863.

Summarized financial information relating to the discontinued operations are as follows:

Assets:

	December 31, 2007	December 31, 2006
Building, at cost	$-	$447,652
Less: Accumulated amortization	-	(147,722)
	-	299,930
Land, at cost	-	1,738,994
	$-	$2,038,924

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

2.	Discontinued Operations - Continued

Liabilities:

	December 31, 2007	December 31, 2006
Canadian Imperial Bank of Commerce loan	$-	$577,612
Quest Capital Corp. loan	-	2,800,000
	$-	$3,377,612

Operating results:

	2007	2006	2005

Rental revenue	$165,490	$249,211	$238,466

Rental operations expenses
Operating costs	144,558	193,800	180,779
Interest on bank loan	115,646	213,448	99,532
Amortization	-	10,091	13,267

	260,204	417,339	293,578

Net rental loss before other items	(94,714)	(168,128)	(55,112)

Gain on sales of assets	1,949,368	-	-

Net rental gain (loss)	$1,854,654	$(168,128)	$(55,112)

Cash flows:

	2007	2006	2005
Operating activities
Gain (loss) for the year	$1,854,654	$(168,128)	$(55,112)
Items not requiring cash
Amortization	-	10,091	13,267
Gain on disposal of building	(1,949,368)	-	-
	(94,714)	(158,037)	(41,845)

Investing activities
Proceeds from sale of building, net	3,988,292	-	-

Financing activities
Bank and other loans received	-	3,055,466	1,600,000
Bank and other loans repaid	(3,377,612)	(1,600,000)	(123,910)
	(3,377,612)	1,455,466	1,476,090

Net cash increase from discontinued operations	$515,966	$1,297,429	$1,434,245

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

3.	Significant Accounting Policies

	a)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 16.

Certain comparative balances have been reclassified to conform with current year financial statement presentation.

	b)	Foreign currency translation

The accounts of the Company are maintained in Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rate of exchange in effect on the transaction date and exchange gains and losses on translation are included in operations.

	c)	Revenue recognition

Revenue from the sale of crude oil, natural gas and liquids is recognized when title passes to the third party purchaser, delivery has taken place and collection is reasonably assured. The Company assesses third party purchaser creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

	d)	Oil and gas properties and equipment

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non- producing properties, costs of drilling both productive and non-productive wells, costs of production equipment and overhead charges relating to acquisition, exploration and development activities. The Company does not capitalize interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves before royalties. For purposes of this calculation, reserves are converted to common units on the basis that six thousand cubic feet of natural gas is equivalent to one barrel of oil.

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
December 31, 2007 and 2006

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

Substantially all of the Company’s oil and gas interests are conducted jointly with others. The financial statements reflect only the Company’s share of assets, liabilities, and operations. As at 31 December 2007 and 2006, the Company does not operate any of its oil and gas interests.

	e)	Asset retirement obligation

The recognition of the fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put to use, with the corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to asset retirement accretion which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depreciation and amortization of the underlying assets. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

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

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

3.	Significant Accounting Policies - Continued

	g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amounts recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligations, valuation allowances for future income tax assets and assumptions used in determining the fair value of non-cash stock-based compensation are based on estimates. The ceiling test is based on estimates of proven reserves, production rates, oil and gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates, in future periods, could be significant.

	h)	Stock-based compensation plan

Stock based compensation expense is recorded for the estimated fair value of stock options granted. The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed. In the event that unvested options are cancelled, previously recognized compensation expense associated with such options is reversed.

	i)	Loss per share

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

	j)	Income taxes

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

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

3.	Significant Accounting Policies - Continued

	k)	Variable interest entities

A variable interest entity (VIE) is one in which either the equity investment at risk is insufficient to permit the VIE to finance its activities without additional subordinated financial support, or the holders of the equity at risk lack the characteristics of a controlling financial interest. The primary beneficiary is defined as the party that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The Company has reviewed the criteria for a primary beneficiary and has determined that it has not met that criteria and therefore has not consolidated the variable interest entities.

	l)	Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors, the renouncement documents are filed with the taxation authorities, and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

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

	m)	Recent accounting pronouncements

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2008.

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2008.

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company’s interim and annual financial statements for fiscal 2008.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

3.	Significant Accounting Policies - Continued

	m)	Recent accounting pronouncements - Continued

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2009.

CICA Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation replaces Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company’s financial statements.

4.	Accounting Changes

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements:

	a)	Section 1530 Comprehensive Income

Effective January 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments, self-sustaining foreign operations or available-for-sale investments and currently the Company’s other comprehensive income (loss) is $nil and not shown on the balance sheet.

	b)	Section 3251 Equity

	c)	Section 3855 Financial Instruments – Recognition and Measurement

Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at cost or amortized cost. Transaction costs attributable to financial instruments classified as other than held-for- trading can be included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument or recognized in net income immediately. Transaction costs attributable to financial instruments classified as held-for-trading must be recognized in net income immediately.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

4.	Accounting Changes - Continued

	c)	Section 3855 Financial Instruments – Recognition and Measurement - Continued

The Company has reviewed and classified its financial instruments as follows:

Cash is classified as a financial asset held for trading and is measured at its fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable are classified as loans and receivables and are initially measured at their fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities and revolving credit facility are classified as other liabilities and are initially measured at fair value. Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Prior to January 1, 2007 transaction costs were recorded as deferred financing fees and recognized in the statement of operations on a straight-line basis over the life of the financial instrument based on the principal outstanding. Upon adoption of Section 3855, the Company chose to recognize transaction costs relating to bank loans of discontinued operations in net income immediately. Thus a charge to retained earnings as outlined below was required.

January 1, 2007
Deficit - increase	134,247
Deferred financing fees -decrease	134,247

There were no other opening adjustments recorded on the adoption of this standard.

d)	Section 3861 Financial Instruments – Disclosure and Presentation

e)	Section 3865 Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On adoption of these standards, the Company did not have any agreements or contracts which are following hedge accounting.

f)	Section 1506 Accounting changes

This new standard expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

5.	Oil and Gas Properties and Equipment

	2007	2006
Oil and gas properties and equipment, cost	$18,417,734	$16,035,651

Less: Accumulated amortization and depletion	(8,878,727)	(5,069,627)
Write-down of oil and gas properties	(4,083,000)	(2,385,000)

	$5,456,007	$8,581,024

Future development costs related to proven undeveloped reserves of $Nil (2006 – $Nil) have been included in the depletion base calculation at December 31, 2007.

At December 31, 2007, oil and gas properties and equipment includes the cost of unproven properties of approximately $1,108,931 (2006 - $3,832,346) which are currently not subject to depletion.

The benchmark prices, on which the ceiling test is based, are as follows:

	Crude Oil	Natural Gas
	Edmonton
	Par Price	AECO
Year	CDN$/bbl	CDN$/mcf
2008	85.65	6.90
2009	84.75	7.75
2010	87.05	8.10
2011	87.25	8.50
2012	85.40	8.65
2013	84.60	9.10
2014	86.30	9.30
2015	88.05	9.50
2016	89.80	9.65
2017	91.60	9.85

Benchmark prices increase at a rate of 2% per year for both oil and gas after 2017.

For the year ended December 31, 2007, a ceiling test write-down of $4,083,000 (2006 – $2,385,000) was required.

During the year ended December 31, 2007, five property areas produced more than 90% (2006 – 95%) of the total oil and gas revenue. There is no guarantee that this revenue will continue in future periods. In addition, $Nil of 2007 revenue (2006 – $70,013) came from a well that was abandoned in fiscal 2006 and is unlikely to produce any future revenue.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

6.	Other Property and Equipment

		Accumulated
	Cost	Amortization	Net 2007	Net 2006
Computer equipment	$28,760	$(27,404)	$1,356	$2,609
Furniture, fixtures and equipment	8,521	(6,830)	1,691	2,114
Truck	39,040	(39,039)	1	1
	$76,321	$(73,273)	$3,048	$4,724

7.	Bank Loans and Liabilities of Discontinued Operations

	2007	2006
Canadian Imperial Bank of Commerce	$-	$577,612
Quest Capital Corp.	-	2,800,000
	$-	$3,377,612

The bank loan payable to the Canadian Imperial Bank of Commerce (“CIBC”) that was subject to interest at prime plus 1.00% per annum, due on demand, and secured by a first mortgage in the amount of $650,000 over the Company’s rental property and an assignment of rents and insurance was paid out upon the completion of the sale of the discontinued operations on August 31, 2007.

The bank loan payable to Quest Capital Corp (“Quest”) that was subject to interest at 12.00% per annum with monthly interest only payments of approximately $28,000 and secured by a promissory note, a second mortgage and assignment of rents over the Company’s real estate, a first charge debenture over the oil and gas assets and a general security agreement was paid out upon the completion of the sale of the discontinued operations on August 31, 2007.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at December 31, 2007 and 2006, there was a nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

8.	Asset Retirement Obligation

The following table sets out the activity for the Company’s asset retirement obligation:

	2007	2006
Opening balance	$135,675	$85,439
Accretion	3,968	2,790
Additions	507	47,446
	$140,150	$135,675

The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation is approximately $249,147 (2006 – $217,700) which will be incurred between 2008 and 2018. The asset retirement obligation calculation assumes a credit adjusted discount rate of 6% and an inflation rate of 1.5% .

9.	Share Capital a) Authorized:

Unlimited common shares, without par value

	2007		2006
	Number		Number of
Issued and fully paid:	of Shares	Amount	Shares	Amount
Balance, beginning of year	18,857,608	$11,577,934	14,184,955	$8,762,671
Issued in the year for cash:
Pursuant to private placements:
- flow-through for cash	2,154,000	1,400,100	3,613,015	3,251,713
- non-flow-through for cash (Note 10i)	440,000	264,000	755,600	680,040
- non-flow-through for services	-	-	301,538	196,000
Exercise of stock options	-	-	-	-
Exercise of warrants	-	-	2,500	3,750
Share issuance costs	-	(27,010)	-	(246,361)
Fair value of private placement Warrants (Note
10i)	-	(4,400)	-	(37,780)
Future income taxes on renouncement of
resource property expenditures	-	(870,259)	-	(1,114,694)
Future income taxes on share issue costs	-	7,228	-	82,595
Balance, end of year	21,451,608	$12,347,593	18,857,608	$11,577,934

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

9.	Share Capital - Continued

	b)	Warrants

	2007		2006
	Number of		Number of
	Shares Subject	Exercise price	Shares Subject	Exercise price
	to Warrants	range	to Warrants	range
Outstanding, beginning of year	1,013,800	$1.20/$1.50	1,925,232	$1.10/$1.50
Issued	220,000	$1.00	377,800	$1.20/$1.50
Exercised	-	-	(2,500)	$1.50
Expired	(1,013,800)	$1.25/$1.50	(1,286,732)	$1.10/$1.50
Outstanding, end of year	220,000	$1.00	1,013,800	$1.20/$1.50

At December 31, the following share purchase warrants were outstanding:

Exercise price		2007	2006
Range	Expiry date	Number of warrants	Number of warrants
$1.25	December 28, 2007	-	636,000
$1.20/$1.50	April 30, 2007 / December 31, 2007	-	377,800
$1.00	January 12, 2009	220,000	-
		220,000	1,013,800

c)	Stock options

The Company has adopted a 2007 Stock Option Plan (“the Plan”) which provides for the granting of options to acquire up to 2,837,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options granted are to be within the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

	i)	20% during the first six months after the date of the grant;
	ii)	20% at the end of nine months after the date of grant;
	iii)	20% at the end of the twelve months after the date of grant;
	iv)	20% at the end of the fifteen months after the date of grant;
	v)	20% at the end of the eighteen months after the date of grant.

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	Shares Subject	exercise price	Shares Subject	exercise price
	to Options	per share	to Options	per share
Balance outstanding, beginning of year	2,214,000	$0.68	1,634,000	$0.72
Activity in the year
Granted	350,000	$0.55	600,000	$0.56
Exercised	-	-	-	-
Cancelled	(13,500)	$0.70	(20,000)	$0.78
Balance outstanding, end of year	2,550,500	$0.66	2,214,000	$0.68

Exercisable, end of year	2,150,539	$0.68	1,428,333	$0.68

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

9.	Share Capital - Continued

	c)	Stock options - Continued

A summary of stock options outstanding is as follows:

		2007	2006
Exercise Price		Number of Shares Remaining
Per Share	Expiry Date	Subject to Options at December 31
$0.52	September 19, 2008	580,500	580,500
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	-	6,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,500
$0.90	December 23, 2010	637,500	640,000
$0.56	September 21, 2011	595,000	600,000
$0.55	July 4, 2012	350,000	-
		2,550,500	2,214,000

The fair value of the stock options granted were $81,180 (2006: $198,900) determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Risk free interest rate	4.50%	3.91%
Expected life	3 years	3 years
Volatility factor	57%	55%
Dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.	Contributed Surplus

	2007	2006

Balance, beginning of year	$804,412	$589,036
Stock-based compensation on issue of options	219,451	177,596
Stock-based compensation on issue of options for consulting services	2,269	-
Value of warrants (i and ii)	4,400	37,780
Balance, end of year	$1,030,532	$804,412

i)

During the year the Company issued 440,000 units at $0.60 per unit for total proceeds of $264,000 with each unit consisting of one common share of the Company and one half warrant exercisable to January 12, 2009 at $1.00 per warrant. Management determined that $0.01 of the $0.60 unit price was applicable to the half warrant, therefore $4,400 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital.

ii)

During the year ended December 31, 2006 the Company issued 755,600 units at $0.90 per unit for total proceeds of $680,040 with each unit consisting of one common share of the Company and one half warrant exercisable to April 30, 2007 at $1.20 per warrant and exercisable to December 31, 2007 at $1.50. Management determined that $0.05 of the $0.90 unit price was applicable to the half warrant,

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

therefore $37,780 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital.

11.	Income Taxes

	a)	Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2007	2006	2005
			(Restated)
Net income (loss) for the year before taxes	$(4,523,200)	$(4,268,855)	$(1,106,164)
Combined federal and provincial income tax rate	34.12%	34.12%	34.12%
Computed income tax expense (reduction)	(1,543,316)	(1,456,533)	(377,423)
Increase (decrease) resulting from:
Non deductible Crown Royalties, net	-	22,290	33,956
Resource loss (allowance)	-	(12,658)	12,292
Stock-based compensation	74,877	60,596	59,211
Deferred financing fees	45,805	21,070	-
Meals and entertainment	1,533	1,323	1,857
Tax adjustment from rate change and other	574,517	(892)	250
Non-taxable portion of capital gain	(355,766)	-	-
Change in valuation allowance	339,319	332,705	(313,849)
Recovery of income taxes	$(863,031)	$(1,032,099)	$(583,706)

b)	The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

	2007	2006
Future income tax assets
Non-capital losses	$315,300	$401,972
Share issuance costs	83,464	148,615
Property and equipment	605,587	105,150
Asset retirement obligation	37,508	46,292
Cumulative eligible capital	1,740	2,386
Future income tax liabilities
Oil and gas properties tax value in excess of book value	-	(135)
Allowance	(1,043,599)	(704,280)
Future income tax asset (liability)	$-	$-

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

11.	Income Taxes - Continued

	c)	The Company has non-capital losses which may be applied to reduce future years' taxable income. At December 31, 2007, these losses expire as follows:

2008	10,711
2009	58,684
2010	52,613
2014	265,611
2015	208,700
2026	581,795
$1,178,114

d)	Canadian development and exploration expenditures

As at December 31, 2007, the Company had $5,160,120 (2006 - $8,580,628) of unused Canadian exploration and development expenses available to offset future taxable income of the Company. The tax benefit of these expenses carry forward indefinitely.

e)	Flow-through shares

In 2007, the Company issued flow-through shares in the amount of $1,400,100 (2006 - $3,251,713), excluding share issue costs, to finance eligible Canadian exploration expenditures. The resource expenditure deductions for income tax purposes related to exploration activities are renounced to investors in accordance with income tax legislation, and as a result tax deductibility of these costs are not available to the Company.

As at the respective year ends the subscription value of the flow-through shares of $1,400,100 (2006 – $3,251,713) had not yet been renounced to the shareholders, and $1,400,100 (2006 – $2,673,196) of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2008. Subsequent to the year-end, the Company renounced the $1,400,100 (2006 - $3,251,713) to the flow-through shareholders under the CRA look back rules.

12.	Related Party Transactions

	a)	There is no amount due from related parties.

b)

Due to related parties consists of $7,000 (2006 - $16,651) due to Directors of the Company for Directors’ fees and expense reimbursements and $7,261 (2006 - $51,782) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

	c)	Management and consulting fees totalling $296,999 were paid to Directors and their private companies in 2007 (2006: $237,828).

	d)	In 2006, current and/or former Directors and Officers subscribed for 145,500 shares of the Company for total proceeds of $130,950.

	e)	Consulting fees totalling $16,000 were paid to a former Director and his spouse in 2007 (2006: $96,000).

f)

Administrative services, office supplies and accounting charges totalling $110,161 were paid to Oniva International Services Corporation (“Oniva”), a private company owned by public companies having common Directors (2006: $113,865).

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

12.	Related Party Transactions - Continued

The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The transactions were in the normal course of operations and agreed to by the related parties and the Company and have had been measured at the exchange amount.

13.	Risk Management

The carrying values of financial assets and liabilities approximate their fair value due to their short periods to maturity. The Company is exposed to interest risk on its line of credit facility with the Canadian Imperial Bank of Commerce.

14.	Commitment

As at December 31, 2007 $1,400,100 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2008.

15.	Segment Disclosure

The Company operated in two segments – oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:

	2007	2006
Assets by operating segment
Oil and gas	$5,717,253	$9,182,115
Real estate (Discontinued Operations)	-	2,090,035

Assets not allocated
Head office	54,519	624,529
	$5,771,772	$11,896,679

	2007	2006
Capital expenditures by segment
Oil and gas	$2,381,954	$6,739,480
Head office	-	-
	$2,381,954	$6,739,480

All of the Company’s operations are in Canada. Rental revenue of $4,000 (2006: $6,000) has been eliminated on roll-up of the divisions representing the rental of office premises by the corporate head office.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

16.	Reconciliation Between Canadian and United States Generally Accepted Accounting Policies

The financial statements of Berkley have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The material differences between Canadian GAAP and US GAAP and their effect on Berkley’s financial statements are summarized below:

				2005
			2005	As previously
Statement of Operations	2007	2006	As restated	reported
Loss for the year under Canadian GAAP	$(3,525,922)	$(3,236,759)	$(522,458)	$(1,922,458)
Reduction in (additional) impairment of oil
and gas properties under US GAAP (a)	588,730	(665,784)	(2,301,603)	(600,000)
Depletion, amortization and accretion expense
(a)	382,472	321,709	-	-
Remove tax impact on renouncement of flow-
through shares	(689,609)	(934,044)	(39,210)	(583,706)
Loss for the year under US GAAP	$(3,244,329)	$(4,514,878)	$(2,863,271)	$(3,106,164)
Loss per share under US GAAP	$(0.16)	$(0.31)	$(0.29)	$(0.32)

				2005
			2005	As previously
Statement of Cash Flows	2007	2006	As restated	reported
Increase (decrease) in cash for the year under
Canadian GAAP	$(451,188)	$(1,396,435)	$1,182,003	$1,182,003
Increase (decrease) in cash during the year under
US GAAP	$(451,188)	$(1,396,435)	$1,182,003	$1,182,003

Balance Sheets	2007	2006

Oil and gas properties - Canadian GAAP	$5,456,007	$8,581,024
Additional impairment under US GAAP (a)	(2,378,657)	(2,967,387)
Depletion, amortization and accretion expense (a)	704,181	321,709
Oil and gas properties - US GAAP	3,781,531	5,935,346

Other liabilities - US GAAP (d and i)	(107,700)	(934,044)

Shareholders' equity - Canadian GAAP	4,634,975	7,299,365

Share capital (e)	12,347,593	11,577,934
Contributed surplus	1,030,532	804,412
Deficit	(8,743,150)	(5,082,981)
	4,634,975	7,299,365
Impairment of oil and gas properties	(2,378,657)	(2,967,387)
Depletion, amortization and accretion	704,181	321,709
Tax impact on renouncement of flow-through shares	(107,700)	(934,044)
Shareholders' equity - US GAAP	$2,852,799	$3,719,643

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

16.	Reconciliation Between Canadian and United States Generally Accepted Accounting Policies - Continued

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

At December 31, 2007, the Company applied a ceiling test to its oil and gas properties using December 31, 2007 prices of:

Gas (per thousand cubic feet)	$ 6.30 CDN
Crude oil (per barrel)	$76.53 CDN

The application of the US GAAP ceiling test resulted in a decrease to the carrying value of the oil and gas properties of $3,494,270. Under Canadian GAAP, the application of this test required an additional impairment to that required under US GAAP of $588,730 for a total reduction in the carrying value of the oil and gas properties of $4,083,000.

At December 31, 2006, the Company applied a ceiling test to its oil and gas properties using December 31, 2006 prices of:

Gas (per thousand cubic feet)	$ 5.95 CDN
Crude oil (per barrel)	$60.20 CDN

The application of the US GAAP ceiling test resulted in a decrease to the carrying value of the oil and gas properties of $3,050,784. Under Canadian GAAP, the application of this test required a reduced impairment of $2,385,000 to the carrying value of the oil and gas properties for a difference between the two of $665,784.

At December 31, 2005, the Company applied a ceiling test to its oil and gas properties using December 31, 2005 prices of:

Gas (per thousand cubic feet)	$ 9.54 CDN
Crude oil (per barrel)	$59.44 CDN

The application of the US GAAP ceiling test resulted in an additional impairment to carrying value of the oil and gas properties of $2,301,603. The change from the previously reported impairment amount of $600,000 was a result of the ceiling test initially being calculated using a discount rate of 5% as opposed to the 10% discount rate that is required for constant pricing under US GAAP. The revised write-down for the year ended December 31, 2005 reflects the write-down required as a result of the carrying value of the oil and gas properties exceeding the ceiling test value under US GAAP.

In addition, the cumulative difference between Canadian GAAP and US GAAP since inception of oil and gas operations to December 31, 2007 is that additional depletion of $704,181 (2006 – $321,709, 2005 - $Nil) has been recorded under US GAAP.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

16.	Reconciliation Between Canadian and United States Generally Accepted Accounting Policies - Continued

b)

During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 3i and 4a, with retroactive application with restatement of the prior year’s statement of operations. Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation – Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 and its amendment SFAS No. 123R, prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2007 is not materially different between US and Canadian GAAP.

Stock Options
December 31, 2007	Number of options	Aggregate Intrinsic Value
Options outstanding at end of year	2,550,500	$574,519
Options exercisable at end of year	2,150,539	$469,667

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

d)

Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2007, 2006 and 2005.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created. This liability may be subsequently removed with tax assets. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced. There was a premium received for the 2006 and 2007 flow-through offerings (note 16i).

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. At December 31, 2007, unexpended flow- through funds were $1,400,100 (2006 - $2,673,196) (Note 11e).

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

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

16.	Reconciliation Between Canadian and United States Generally Accepted Accounting Policies - Continued

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

g)

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28. ” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

h)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special- purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

16.	Reconciliation Between Canadian and United States Generally Accepted Accounting Policies - Continued

i)

Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability. If flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent, the premium or discount is recognized as income or expense, respectively.

The December 2006 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.85.

Premium on flow-through share issuance is as follows:

3,613,015 flow-through shares at $0.90	$3,251,713
3,613,015 flow-through shares at $0.85	3,071,063
Premium on flow-through shares	$180,650

The December 2007 flow-through shares were priced at $0.65 and the fair market of the Company’s shares was $0.60.

Premium on flow-through share issuance is as follows:

2,154,000 flow-through shares at $0.65	$1,400,100
2,154,000 flow-through shares at $0.60	1,292,400
Premium on flow-through shares	$107,700

j)	Presentation

There are different presentations between Canadian and U.S. GAAP which are as follows:

	1)	No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

	2)	Under U.S. GAAP, there is no difference between net income and total comprehensive income.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

17.	Correction of error

In 2006 the Company determined that the 2005 financial statements erroneously stated a write-down against its oil and gas properties and equipment. The original ceiling test calculations resulted in a write-down of $1,400,000 which was applied against operations in 2005. A correction in the calculations in accordance with Canadian GAAP resulted in no write-down being required. An adjustment has been made to credit the write- down expense and debit accumulated amortization and depletion for the amount of $1,400,000. The following outlines the adjustment to the 2005 financial statements:

	December 31, 2005		December 31, 2005
	as previously reported	Adjustment	as restated
Asset
Oil & gas properties and equipment	$3,939,531	$1,400,000	$5,339,531

Equity
Deficit	3,246,222	(1,400,000)	1,846,222

Expense
Write-down of oil and gas properties	1,400,000	(1,400,000)	-

Net oil and gas income (loss)	(1,266,981)	1,400,000	133,019

Loss or the year	$(1,922,458)	$1,400,000	$(522,458)

18.	Subsequent Event

Subsequent to year end, the Company received a default notice concerning amounts owing to its joint venture partner with respect to the Senex area operations. There are several items in this account that are in dispute and each party is bringing forth its position to the courts. The outcome of this dispute is undeterminable at this time.

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

* Previously filed.